Exhibit 99.6

UPDATE ON QUÉBEC'S ECONOMIC
AND FINANCIAL SITUATION - FALL 2025

Section A

Overview

Section B

Protecting our Purchasing Power and our Economy

Section C

The Québec Economy:

Recent Developments and Outlook for 2025 and 2026

Section D

Québec's Financial Situation

Section E

The Québec Government's Debt

Section F

Alternative Forecast Scenarios

Section A

OVERVIEW

Summary	A.3

1. Protecting our purchasing power and our economy	A.11

1.1 Returning money to Quebecers	A.11

1.2 Increasing Québec's economic resilience	A.11

2. Québec's economic situation	A.13

3. Québec's financial situation	A.17

3.1 Financial framework	A.17

3.2 Returning to a balanced budget	A.20

4. The Québec government's debt	A.21

APPENDIX: Québec's economic outlook - 2023 to 2029	A.23

A.1

SUMMARY

Protecting our purchasing power and our economy

The global geopolitical and economic context has been disrupted in recent months. As in most economies, the impact of the implementation of tariffs and the climate of uncertainty continues to be felt in Québec.

Between 2018 and 2024, Quebecers saw their standard of living and purchasing power increase more than that of other Canadians, thanks in part to major initiatives implemented by the Québec government.

Nevertheless, the current economic context is marked by a major increase in the cost of living. While headline inflation is holding steady at around 2%, the housing and food components remain well above this threshold.

- It therefore remains essential for the government to continue its action to support Quebecers and businesses affected by these major economic changes.

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government intends to protect our purchasing power and our economy. It is returning money to Quebecers and aiming to increase Québec's economic resilience. The government is also reaffirming its commitment to practising responsible management of public finances, and is reporting positive results in this regard. It is staying on course to gradually return to a balanced budget, which will be achieved by 2029-2030.

❏ Québec's economic situation

The global context is profoundly marked by geopolitical, economic and technological upheavals. Québec is entering this turbulent period in an excellent position to meet the challenges and seize new favourable opportunities.

Since 2018, despite a difficult economic context and the pandemic shock, Québec outperformed the rest of Canada. The major initiatives implemented by the Québec government to increase the economy's potential have helped create more wealth.

- In particular, real GDP growth accelerated in Québec in 2024 (+1.7%). This represents higher growth than that expected in Budget 2025-2026 (+1.4%).1

Québec's strong economic performance has narrowed the gap in living standards, as defined by real GDP per capita, with Ontario and the rest of Canada. It decreased from 15.9% in 2018 to 10.2% in 2024 in relation to Ontario, and from 20.2% to 13.6% in relation to the rest of Canada.

- At the same time, the Québec government has done a better job of protecting its citizens' wallets than its neighbouring provinces in recent years.

- Between 2018 and 2024, household purchasing power, as measured by real disposable income per capita, improved by 9.2% in Québec, compared to 5.1% in Ontario and the rest of Canada.

__________________________________

1 Unless otherwise indicated, the fall 2025 update reflects economic data available as at November 7, 2025.

Overview	A.3

Since spring 2025, the multiplication of new tariffs imposed by the United States and the resulting uncertainty have been disrupting trade and curbing investment projects. These effects should continue to restrict economic activity in 2025 and 2026, which could delay the businesses' modernization, weaken their long-term competitiveness and limit Québec's economic potential.

- Real GDP is expected to post gains of 0.9% in 2025 and 1.1% in 2026. Last March, increases of 1.1% in 2025 and 1.4% in 2026 were expected.

The fall 2025 update is based on the premise that the average effective rate of tariffs imposed by the United States is expected to remain below 10%. It should be noted that the economic forecasts in Budget 2025-2026 were based on the assumption that the effects of tariffs would be on average equivalent to 10% tariffs, and that these tariffs would be in place for a transitional period of around two years. However, it now seems likely that certain tariff measures will be persistent, if not permanent.

❏ Protecting our purchasing power and our economy

In the current economic climate, which is uncertain, the government is continuing its action to further protect our purchasing power and our economy.

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government is announcing that it is dedicating more than $8.3 billion over five years to protect our purchasing power and our economy.
- An amount of $5.9 billion is dedicated to individuals, including $4.1 billion linked to the indexing of the tax system. The average direct gain per individual is $182 in 2026-2027.
- An amount of $2.5 billion is allocated to businesses to stimulate their investments and reduce certain social security contributions.
  Returning money to Quebecers

Due to the rising cost of living, it can be difficult for some people to cover their basic needs, such as housing or food.2 For this reason, the government wants to give money back to Quebecers. It is therefore reducing workers' contributions to the Québec Pension Plan and premium rates for the Québec Parental Insurance Plan, and indexing the parameters of the personal income tax system and social assistance benefits at a rate of 2.05% as of January 1, 2026.

It is also increasing its efforts, starting now, to support action to ensure the well-being of more vulnerable individuals with respect to housing-related needs and certain critical social services.

Moreover, in line with the change in direction announced by the federal government in its November 4 budget, the Québec government is cancelling the increase in the capital gains inclusion rate announced in 2024.

__________________________________

2 In October 2025, more than a quarter of Canadians aged 15 and over were living in a household that found it difficult to meet its financial needs and other necessary expenses. Statistics Canada, "Labour Force Survey, October 2025," The Daily, November 7, 2025, [www150.statcan.gc.ca/n1/daily-quotidien/251107/dq251107a-eng.htm].

A.4	Update on Québec’s Economic and Financial Situation

  Increasing Québec's economic resilience

The government is investing to increase Québec's economic resilience by stimulating business investment, reducing certain social contributions, promoting economic development in the regions, particularly for industries affected by U.S. tariffs, and creating research chairs in areas of strategic importance to Québec.

The introduction of a new and immediate expensing addition which, together with the accelerated depreciation measures already announced, will further encourage business investment by increasing their profitability and making new investment opportunities more attractive.

In addition, the introduction of a temporary contribution holiday to the Health Services Fund for businesses in the agricultural, forestry and fishing sectors will provide rapid support for these businesses, helping to sustain the vitality of Québec's regions.

❏ Maintaining sound management of public finances

Despite the uncertainty surrounding U.S. economic policies, the government is reaffirming its commitment to responsible management of public finances and is reporting favourable results.

On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, the Québec government has reduced its accounting deficit by $2.9 billion in 2024-2025, bringing it to $5.2 billion, which represents 0.8% of GDP, whereas in the last budget, the expected deficit represented 1.3%3  of GDP.

The government is also reducing its accounting deficit forecast for 2025-2026. Indeed, stronger-than-expected economic growth in 2024 has a positive impact on tax revenue for the entire forecast period.

- Thanks to a $1.5-billion improvement, the forecast deficit now stands at $9.9 billion, or 1.5% of GDP, compared to 1.8% of GDP in March 2025. After deposits of dedicated revenues in the Generations Fund, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $12.4 billion, or 1.9% of GDP.

The financial framework shows an improvement in the accounting deficit of $2.9 billion in 2024-2025 and $1.5 billion in 2025-2026.

__________________________________

3 Unless otherwise indicated, this document is based on budgetary data available as at November 12, 2025. The data presented for 2024-2025 are actual results published in the Public Accounts 2024-2025. The data for 2025-2026 to 2029-2030 are forecasts and those for subsequent years are projections.

Overview	A.5

Given the uncertain economic environment, the government is maintaining an $8.5-billion contingency reserve over the period covered by the financial framework, including $2.0 billion in 2025-2026. This reserve preserves its ability to deal with further deterioration in the economic situation, additional tariffs on certain key sectors against the backdrop of the Canada-U.S. trade dispute, and a potential review of the Canada-United States-Mexico Agreement (CUSMA).

TABLE A.1

Québec's economic and financial outlook

(billions of dollars, unless otherwise indicated)
	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030
FINANCIAL SITUATION
Revenue	156.1	158.7	164.6	170.3	175.3	179.5
Expenditure	−161.3	−166.6	−169.8	−173.0	−175.2	−177.7
Contingency reserve	-	−2.0	−2.0	−1.5	−1.5	−1.5
Accounting surplus (deficit)	−5.2	−9.9	−7.1	−4.2	−1.4	0.3
% of GDP	0.8	1.5	1.1	0.6	0.2	0.0
DEBT
Net debt	236.2	254.5	269.8	281.8	285.7	286.9
% of GDP	38.3	39.7	40.8	41.3	40.4	39.3
	2024	2025	2026	2027	2028	2029
ECONOMIC INDICATORS
Real GDP (% change)	1.7	0.9	1.1	1.4	1.5	1.5
Nominal GDP (% change)	5.9	4.0	3.1	3.3	3.4	3.4
Note: Totals may not add due to rounding.
  An additional deposit in the Generations Fund

In 2025-2026, dedicated revenues in the Generations Fund will stand at $2.5 billion. They will then stand at $2.4 billion in 2026-2027. In the interest of intergenerational fairness and with a view to ensuring the sustainability of public finances, the government is planning an additional deposit of $1.8 billion in 2026-2027, which will correspond to the cumulative surplus of the Electrification and Climate Change Fund as at March 31, 2026. Deposits in the Generations Fund will therefore total $4.2 billion in 2026-2027. In 2029-2030, revenues dedicated to the Generations Fund will amount to $2.8 billion.

As announced in Budget 2025-2026, the government aims to reduce net debt to GDP to 35.5% by 2032-2033 and 32.5% by 2037-2038. This will be achieved by returning to a balanced budget by 2029-2030 and continuing to make deposits in the Generations Fund.

A.6	Update on Québec’s Economic and Financial Situation

  Returning to a balanced budget

In Budget 2025-2026, the government presented the plan to restore fiscal balance by 2029-2030. This update confirms that the established trajectory is being maintained.

- The budgetary balance according to the Balanced Budget Act shows a deficit of $12.4 billion in 2025-2026, or 1.9% of GDP, and $9.5 billion in 2026-2027, or 1.4% of GDP.

- As of 2027-2028, deficits will gradually decline until a balanced budget is achieved by 2029-2030.

A gap to be bridged of $1.0 billion in 2027-2028 and $2.5 billion in 2028-2029 and 2029-2030 will be eliminated due to:

- stronger-than-expected economic growth and wealth creation;

- continued representations to the federal government to obtain additional transfers, particularly for health and infrastructure;

- non-utilization of the contingency reserve;

- efficiency and productivity gains in the delivery of public services.

TABLE A.2

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030
ACCOUNTING SURPLUS (DEFICIT)	−9 898	−7 149	−4 185	−1 362	285
% of GDP	1.5	1.1	0.6	0.2	0.0
Gap to be bridged	-	-	1 000	2 500	2 500

Deposits of dedicated revenues in the Generations Fund	−2 461	−2 379	−2 510	−2 638	−2 785
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−12 359	−9 528	−5 695	−1 500	-
% of GDP	1.9	1.4	0.8	0.2	0.0
Note: Totals may not add due to rounding.

Overview	A.7

A new Québec economic vision to address the urgency of the moment

The global context is marked by major disruptions, including U.S. protectionism, the historic increase in energy demand and the acceleration of technological developments. Uncertainty and the economic slowdown are already leading to job losses. The labour market remains resilient, but the situation could deteriorate further. While Québec can draw on a positive economic record and major strategic assets, urgent action is needed to protect our standard of living.

Therefore, on November 10, the government presented its new Québec economic vision: Le pouvoir québécois - Réponse au nouveau contexte mondial.

Between 2018 and 2024, despite a difficult economic context and the pandemic, Québec outperformed the rest of Canada, as evidenced by:

- non-residential business investment per capita in real terms, an important determinant of an economy's productivity, which grew by 20.1% in Québec, compared to a 4.9% increase in Ontario and a 3.8% decline in the rest of Canada;

- the standard of living in Québec, which rose by 4.9%, compared to declines of 0.3% in Ontario and 0.9% in the rest of Canada;

- average weekly earnings in Québec, which grew by almost 30%, compared to 26.6% in Ontario and 24.9% in the rest of Canada;

- purchasing power in Québec, real disposable income per capita, grew by 9.2%, compared to 5.1% in Ontario and the rest of Canada.

Non residential business investment and standard of living – 2018 2024 (percentage change over the entire period)	Average weekly earnings and household purchasing power – 2018 2024 (percentage change over the entire period)

Note: Investments per capita are expressed in real terms and standard of living as measured by real GDP per capita. Sources: Statistics Canada and Ministère des Finances du Québec.

Note: Average weekly earnings are expressed in nominal terms, and purchasing power represents real household disposable income per capita.

Sources: Statistics Canada and Ministère des Finances
du Québec.

A.8	Update on Québec’s Economic and Financial Situation

A new Québec economic vision to address the urgency of the moment (cont.)

This positive record, on which the Québec economy can build to meet the considerable challenges it faces, attests to the success of government interventions.

It also demonstrates that to build tomorrow's economy, consolidate our gains and create wealth, all of the government's economic action must be continued, and even stepped up.

The economic vision aims to increase Québec's resilience, productivity and influence, while capitalizing on its strategic assets in a context of rapid transformation and international upheaval. It is based on four major orientations:

- accelerating the production of renewable energy to move toward energy sovereignty and support decarbonization and the completion of economic projects;

▪ A first milestone calls for the addition by Hydro-Québec of 60 terawatt hours (TWh) by 2035, with investments of up to $200 billion.

- creating a simpler, more efficient business environment for companies by streamlining bureaucracy, increasing government performance and establishing a fast track for strategic projects;

- supporting the growth and sustainability of Québec businesses, notably through measures to support innovation and business takeovers, while fostering market diversification and the development of strategic infrastructure;

- positioning Québec as a key player in security and defence, as well as in the critical and strategic minerals sector, which are essential to the energy and technology transition.

With this new economic vision, the government will continue its efforts to build an economy that is more productive and less dependent on the United States, by mobilizing all public and private players.

Overview	A.9

1. PROTECTING OUR PURCHASING POWER
AND OUR ECONOMY

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government is announcing actions representing $8.3 billion over five years to protect our purchasing power and our economy.

1.1 Returning money to Quebecers

The government is returning $5.9 billion to Quebecers over five years.

- As of January 1, 2026, Québec Pension Plan contribution rates and Québec Parental Insurance Plan premium rates will be reduced, saving workers $1.8 billion over five years.

- The personal income tax system and social assistance benefits will be indexed as of January 1, 2026, representing savings of $4.1 billion over five years.

- The reduction in contribution and premium rates and the indexation of the tax system represent an average gain of $182 per individual.

- Investments totalling $58.8 million over five years are planned to continue home adaptation and renovation programs for low- and modest-income households living in the regions and to strengthen certain critical social services.

1.2 Increasing Québec's economic resilience

In response to the uncertain global economic environment, the government has earmarked $2.5 billion to increase Québec's economic resilience:

- $130.1 million to stimulate business investment by introducing a new and immediate expensing addition, on top of the accelerated depreciation measures introduced by the government;

- $1.9 billion to reduce employer social security contributions to the Québec Pension Plan and the Québec Parental Insurance Plan;

- $400.6 million to promote economic development in the regions, particularly for industries affected by U.S. tariffs, with among other measures a temporary holiday from contributions to the Health Services Fund for businesses in the agricultural, forestry and fishing sectors;4

- $8.5 million to create research chairs in areas of strategic importance to Québec.

Furthermore, the tax measures intended for businesses and announced by the government allow for Québec's marginal effective tax rate (METR) on investment to compare favourably internationally, particularly in North America.

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4 Of this amount, $31.3 million in 2025-2026, $126.3 million in 2026-2027and $97.1 million in 2027-2028 will be financed by the available funds stemming from an increase in the share of public transit funding from the Electrification and Climate Change Fund. In addition, $30.0 million will be drawn from the Electrification and Climate Change Fund from 2025-2026 to 2027-2028.

Overview	A.11

TABLE A.3

Protecting our purchasing power and our economy

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Returning money to Quebecers	−333	−1 347	−1 379	−1 396	−1 420	−5 875
Increasing Québec's economic resilience	−151	−631	−632	−519	−537	−2 470
TOTAL	−483	−1 979	−2 011	−1 915	−1 957	−8 345

Accelerating the authorization and completion of projects of national scope

In an uncertain economic climate, where projects are both costly and long to complete, and competition to attract strategic investments is intensifying, it is essential to implement concrete measures to support their implementation and maximize their benefits in Québec.

Following the example of the federal government and other Canadian provinces, such as Ontario and British Columbia, the Québec government is seeking to reduce the time required to obtain authorizations in order to accelerate the deployment of economic and energy projects that are strategic for Québec and to provide investors with greater predictability.

For this reason, the government will introduce a bill in the near future to speed up the authorizations required to carry out priority projects of national scope. Eligible public or private projects will have to be large-scale and have significant potential for Québec.

The aim will be to offer a simplified administrative process and better government coordination in respect of these projects. Indeed, the administrative process will be integrated and accelerated, with mandatory analyses and authorizations coordinated under a single governance structure, in order to avoid redundancies, reduce delays and increase predictability for developers.

- It will therefore not serve as a workaround, but rather an optimized approach that enables faster execution, while ensuring the health and safety of people and the quality of the environment.

- Compliance with environmental standards will continue to be applied, particularly with regard to the environmental assessment process.

The principles of transparency, social acceptability, citizen participation and respect for the rights of Indigenous communities will be at the heart of the government's approach.

- The participation of Indigenous peoples, respect for Aboriginal and treaty rights, and the constitutional duty to consult Indigenous peoples when they are concerned, will be fundamental principles fully integrated into the process.

This initiative is in addition to those already in place to support economic growth and maintain Quebecers' quality of life.

A.12	Update on Québec’s Economic and Financial Situation

2. QUÉBEC'S ECONOMIC SITUATION

The global context is profoundly marked by geopolitical, economic and technological upheavals. Québec is entering this turbulent period in an excellent position to meet the challenges and seize new favourable opportunities. Since 2018, despite a difficult economic environment and the shock of the pandemic, Québec outperformed the rest of Canada. The major initiatives implemented by the government to increase the economy's potential have created more wealth.

- In particular, real GDP growth accelerated in Québec in 2024 (+1.7%). This represents higher growth than that expected in Budget 2025-2026 (+1.4%).

Québec's strong economic performance has narrowed the gap in living standards, as defined by real GDP per capita, with Ontario and the rest of Canada. It decreased from 15.9% in 2018 to 10.2% in 2024 in relation to Ontario, and from 20.2% to 13.6% in relation to the rest of Canada.

- At the same time, the Québec government has protected its citizens' wallets better than its neighbouring provinces. A number of measures put in place by the Québec government have supported the purchasing power of households, which has strengthened their financial situation.

- Between 2018 and 2024, household purchasing power, as measured by real disposable income per capita, improved by 9.2% in Québec, compared to 5.1% in Ontario and the rest of Canada.

- Quebecers' debt ratio (145.9% in 2024) is lower than that of Ontarians (210.7%) and Canadians (180.5%). In addition, in 2024, Québec households had a higher savings rate (8.3%) than their Ontario (4.1%) and Canadian (5.0%) counterparts.

CHART A.1 Standard of living gap between Québec and its main trading partners
(per cent)

Note: Standard of living as measured by real GDP per capita. Sources: Statistics Canada and Ministère des Finances du Québec.
Overview	A.13

- In addition, the labour market remains resilient, although it is showing signs of slowing.

- In particular, the unemployment rate rose from an average of 5.3% in 2024 to an average of 5.7% for the months available in 2025. Nevertheless, it remains one of the lowest among Canadian provinces (6.9% on average for Canada as a whole in 2025).

- The easing of monetary policy has put the residential sector on the road to recovery. Following a 25.2% rise in 2024, housing starts should increase by 19.1% in 2025.

- The Canadian dollar, which remains at a low level, supports the competitiveness of exports.

❏ Québec's economic growth will continue despite the impact
of the trade dispute

Since spring 2025, the multiplication of new tariffs imposed by the United States and the resulting uncertainty have been disrupting trade and curbing investment projects. In this respect, weak investment risks delaying the modernization of businesses and weakening their competitiveness. In this new global context, Québec's economic growth will slow in 2025 and 2026.

- Real GDP is expected to post gains of 0.9% in 2025 and 1.1% in 2026. Last March, increases of 1.1% in 2025 and 1.4% in 2026 were expected.

- Under its baseline scenario, the Ministère des Finances estimates that the average effective tariff rate should remain below 10%. It should be noted that the economic forecasts in Budget 2025-2026 were based on the assumption that the effects of tariffs would be on average equivalent to 10% tariffs, and that these tariffs would be in place for a transitional period of around two years. However, it now seems likely that certain tariff measures will be persistent, if not permanent.

- This context is holding back exports to the United States and non-residential business investment, which will limit potential economic growth in Québec and Canada.

In Québec, economic activity continues to grow, despite the impacts of the trade dispute. Real GDP is expected to rise by 0.9% in 2025 and 1.1% in 2026.

A risk of an escalation of the trade dispute with the United States

In the current climate of uncertainty, the Ministère des Finances has developed two alternative scenarios that could characterize the economy in the coming years. Under these scenarios, the impacts of different economic growth on the financial framework as well as the Québec government's debt and financing program are assessed.

One such scenario is a recession, which could occur, for example, following an escalation of the trade dispute with the United States, particularly if they were to withdraw from the Canada-United States-Mexico Agreement (CUSMA).

- Economic activity in Québec would then decline by 0.3% in 2026, before growing by 1.3% in 2027.

Alternative scenarios are presented in Section F, "Alternative Forecast Scenarios" of the fall 2025 update.

A.14	Update on Québec’s Economic and Financial Situation

❏ Inflation remains under control, but higher than in Canada as a whole

In Québec, inflation, as measured by the Consumer Price Index (CPI), remains generally within the Bank of Canada's target range of 1% to 3%, despite monthly blips. Nevertheless, price growth is still sensitive to the instability of the trade environment.

Over the coming months, inflation is expected to remain close to the 2% target.

- In Canada, annual CPI growth should remain relatively stable, averaging 1.9% in 2025 and 2.0% in 2026.

- In Québec, inflation is expected to average 2.2% in 2025 and 2.1% in 2026.

For these two years, headline inflation in Québec is expected to be slightly higher than that observed in Canada.

- This trend is mainly due to housing costs, which are rising faster than in Canada, and to the decline in gasoline prices, which has been less pronounced in Québec than in the rest of the country.

- In particular, the removal of the federal fuel charge for Canadian consumers, except in Québec, on April 1, 2025, continues to impact annual inflation. It should be noted that Québec has its own carbon pricing mechanism.

- The temporary effect on inflation of the abolition of the Canadian carbon tax will dissipate starting in April 2026.

TABLE A.4

Real GDP and its major components in Québec

(percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	3.1	2.4	0.9	3.1	2.5	0.9
Household consumption	2.5	2.9	1.6	1.4	1.7	1.0
Residential investment	5.9	12.4	2.0	0.4	0.7	0.1
Non-residential business investment	5.5	−1.2	−1.9	0.5	−0.1	−0.2
Government spending and investment	2.5	0.3	0.0	0.7	0.1	0.0
External sector	-	-	-	−0.6	−1.8	0.1
Exports	0.5	−1.9	1.0	0.2	−0.9	0.4
Imports	1.8	1.9	0.6	−0.9	−0.9	−0.3
Inventories	-	-	-	−0.8	0.2	0.1
REAL GDP	1.7	0.9	1.1	1.7	0.9	1.1
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Overview	A.15

3. QUÉBEC'S FINANCIAL SITUATION

Budget 2025-2026 enabled the government to present its plan to restore fiscal balance by 2029-2030, including measures for revenue and expenditure. This update reveals the first results, which will lead to a more favourable financial situation in 2024-2025 and 2025-2026.

On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, the accounting deficit was reduced by $2.9 billion in 2024-2025, bringing it to $5.2 billion, or 0.8% of GDP.

Stronger economic growth than expected in 2024 means an increase in tax revenue for the entire forecast period. In 2025-2026, the accounting balance shows a deficit of $9.9 billion, or 1.5% of GDP. This represents a downward adjustment of the deficit by $1.5 billion.

- After deposits of dedicated revenues in the Generations Fund, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $12.4 billion, or 1.9% of GDP.

Québec stands out from other Canadian jurisdictions. At the time of writing this update, Québec and Ontario were the only provinces forecasting a reduction in their deficits in 2025-2026. Furthermore, Québec is within the average among the provinces, with an accounting deficit as a percentage of GDP estimated at 1.5%.

The government is reiterating its commitment to the plan to restore fiscal balance and confirms that the deficit targets announced in Budget 2025-2026 will be met.

3.1 Financial framework

Revenue amounts to $158.7 billion in 2025-2026, growing 1.7%. Growth will increase to 3.7% in 2026-2027.

- Over the period covered by the financial framework, that is, until 2029-2030, annual revenue growth will average 2.8%.

- This growth is limited, in particular, by the change in federal transfers, which will grow by an average of just 0.9% per year over five years.

In 2025-2026, portfolio expenditure growth will stand at 3.4%. Total expenditures, including debt service, stand at $166.6 billion in 2025-2026, growing 3.3%. Growth will be 1.9% in 2026-2027.

From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate compatible with average annual revenue growth of close to 3% and the plan to restore fiscal balance.

Overview	A.17

At mid-fiscal year 2025-2026, the government is maintaining its contingency reserve at $2.0 billion to preserve its ability to deal with further deterioration in the economic situation, as well as additional tariffs imposed on certain key sectors against the backdrop of the Canada-U.S. trade dispute and a potential review of CUSMA.

- The financial framework includes a contingency reserve of $2.0 billion in 2026-2027 and $1.5 billion per year thereafter.

After deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act decreases to $12.4 billion in 2025-2026, which represents 1.9% of GDP.

Share of expenditure and revenue in the economy

The share of government expenditure and revenue in the economy generally follow similar paths.

In 2025-2026, the share of expenditure in the economy stands at 26.0%, exceeding revenue, which amounts to 24.8% of GDP.

- The increase in the share of expenditure in the economy, from 24.4% in 2018-2019 to 26.0% in 2025-2026, results from government investments to fund public services, such as health care and education.

- The decline in the share of revenue in the economy, from 26.1% in 2018-2019 to 24.8% in 2025-2026, is due in particular to the measures implemented by the government to return money to Quebecers, such as the tax reduction announced in Budget 2023-2024.

This gap will be gradually eliminated to return to a balanced budget and maintain sound public finances over the long term.

- Through the government's initiatives to improve the tax system and review budgetary expenditures, the share of expenditure in the economy will gradually fall to 24.3% in 2029-2030, whereas the share of revenue will rise to 24.6% in the same year.

Share of expenditure and revenue in the economy
(percentage of GDP)

A.18	Update on Québec’s Economic and Financial Situation

TABLE A.5

Multi-year financial framework

(millions of dollars, unless otherwise indicated)
	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030	AAGR(1)
Revenue
Personal income tax	45 689	47 838	49 601	51 387	53 457	55 360
Contributions for health services	8 852	9 082	9 297	9 579	10 022	10 307
Corporate taxes	13 344	13 552	13 663	14 496	14 459	15 116
School property tax	1 196	1 255	1 378	1 531	1 675	1 816
Consumption taxes	28 377	28 821	29 662	30 630	31 473	32 258
Duties and permits	6 191	6 040	6 849	7 148	7 461	7 800
Miscellaneous revenue	16 252	15 511	15 704	16 134	16 911	17 493
Government enterprises	5 689	5 442	6 389	7 272	7 327	7 377
Own-source revenue	125 590	127 541	132 543	138 177	142 785	147 527
% change	9.5	1.6	3.9	4.3	3.3	3.3	3.3
Federal transfers	30 498	31 194	32 077	32 088	32 546	31 935
% change	−1.2	2.3	2.8	0.0	1.4	−1.9	0.9
Total revenue	156 088	158 735	164 620	170 265	175 331	179 462
% change	7.2	1.7	3.7	3.4	3.0	2.4	2.8
Expenditure
Portfolio expenditures	−151 294	−156 435	−159 486	−161 669	−163 607	−165 950
% change	6.9	3.4	2.0	1.4	1.2	1.4	1.9
Debt service	−9 969	−10 198	−10 283	−11 281	−11 586	−11 727
% change	−0.1	2.3	0.8	9.7	2.7	1.2	3.3
Total expenditure	−161 263	−166 633	−169 769	−172 950	−175 193	−177 677
% change(2)	6.4	3.3	1.9	1.9	1.3	1.4	2.0
Contingency reserve	-	−2 000	−2 000	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)(3)	−5 175	−9 898	−7 149	−4 185	−1 362	285
% of GDP	0.8	1.5	1.1	0.6	0.2	0.0

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2025-2026 to 2029-2030.

(2) From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate of growth compatible with average annual revenue growth of close to 3% and the plan to restore fiscal balance.

(3) The accounting surplus (deficit) refers to the operating surplus (deficit) as presented in the public accounts.

Overview	A.19

3.2 Returning to a balanced budget

In Budget 2025-2026, the government reiterated its commitment to the sound management of public finances by tabling its plan to restore fiscal balance. The plan demonstrates a prudent and responsible approach by forecasting the achievement of a balanced budget by 2029-2030, after deposits of dedicated revenues in the Generations Fund, in accordance with the Balanced Budget Act.

This update is an opportunity for the government to report on its initial results and to present a more favourable budgetary situation than that forecast in Budget 2025-2026.

- The budgetary balance according to the Act shows deficits of $12.4 billion in 2025-2026, or 1.9% of GDP, and $9.5 billion in 2026-2027, or 1.4% of GDP.

- As of 2027-2028, deficits will gradually decline until a balanced budget is achieved by 2029-2030.

CHART A.2 Path for returning to a balanced budget
(billions of dollars)

A.20	Update on Québec’s Economic and Financial Situation

4. THE QUÉBEC GOVERNMENT'S DEBT

The net debt burden relative to the economy will stand at 39.7% of GDP as at March 31, 2026. This is lower than the pre-pandemic level, which was 42.9% of GDP as at March 31, 2019 and 40.9% of GDP as at March 31, 2020. As at March 31, 2021, during the pandemic, net debt to GDP stood at 43.1% of GDP.

Net debt to GDP will increase until 2027-2028, due to, in particular, the significant investments in public infrastructure needed to stimulate economic growth in a context of trade tensions with the United States. It will then fall back to 39.3% of GDP as at March 31, 2030. This will be much lower than the peak reached in 2012-2013, at 53.9% of GDP.

The government aims to reduce net debt to GDP to 35.5% by 2032-2033 and to 32.5% by 2037-2038. This will be achieved by returning to a balanced budget by 2029-2030 and continuing to make deposits in the Generations Fund.

CHART A.3 Net debt as at March 31
(percentage of GDP)

Overview	A.21

❏ The net debt burden is lower than it was as at March 31, 2019

As at March 31, 2019, net debt reached 42.9% of GDP, whereas it is expected to stand at 39.7% of GDP as at March 31, 2026. Therefore, over seven years, net debt to GDP will have fallen 3.2 percentage points despite the pandemic, significant investment in public infrastructure and reinvestment in public services, notably to improve working conditions for public and parapublic sector employees. The decrease in the net debt burden is explained by strong nominal economic growth during this period.

CHART A.4 Factors responsible for the change in the government's net debt from 2019 to 2026
(percentage points of GDP)

Note: Totals may not add due to rounding. (1) This is, for example, revaluation gains related to government enterprises.

In addition to supporting collective prosperity and contributing to the sustainability of public finances, reducing the debt burden will allow Québec to:

- contribute to intergenerational fairness;

- ensure stable funding for the government's main missions, including health and education;

- cope with the costs associated with an aging population;

- implement measures to fight climate change;

- continue to fund substantial investments in public infrastructure;

- ease the tax burden on Quebecers;

- counter a new recession;

- increase its financial autonomy within the federation.

A.22	Update on Québec’s Economic and Financial Situation

APPENDIX: QUÉBEC'S ECONOMIC OUTLOOK - 2023 TO 2029

TABLE A.6

Economic outlook in Québec

(annual average, percentage change, unless otherwise indicated)
	2023	2024	2025	2026	2027	2028	2029
Production
Real GDP	0.7	1.7	0.9	1.1	1.4	1.5	1.5
Nominal GDP	4.7	5.9	4.0	3.1	3.3	3.4	3.4
Nominal GDP (billions of dollars)	582.5	616.8	641.3	661.2	683.0	706.3	730.2
Components of GDP (in real terms)
Final domestic demand	0.5	3.1	2.4	0.9	1.0	1.0	1.1
- Household consumption	1.9	2.5	2.9	1.6	1.6	1.6	1.5
- Government spending and investment	1.5	2.5	0.3	0.0	0.0	0.3	0.6
- Residential investment	−14.6	5.9	12.4	2.0	0.0	−2.7	−2.2
- Non-residential business investment	2.3	5.5	−1.2	−1.9	1.1	2.5	2.4
Exports	3.9	0.5	−1.9	1.0	2.2	2.1	2.0
Imports	0.6	1.8	1.9	0.6	1.2	1.3	1.2
Labour market
Population (thousands)	8 822	8 995	9 058	9 064	9 042	9 022	9 015
Population aged 15 and over (thousands)	7 252	7 435	7 573	7 594	7 590	7 590	7 600
Jobs (thousands)	4 523	4 566	4 633	4 648	4 662	4 675	4 688
Job creation (thousands)	130.8	43.2	67.4	14.9	13.4	13.0	12.9
Unemployment rate (per cent)	4.5	5.3	5.7	5.6	4.6	4.2	4.1
Other economic indicators (in nominal terms)
Household consumption	5.8	5.1	5.3	3.6	3.4	3.4	3.3
- Excluding food expenditures	5.4	4.1	4.9	3.1	3.1	3.2	3.1
Housing starts (thousands of units)	38.9	48.7	58.0	55.0	48.8	41.5	36.9
Residential investment	−12.9	9.4	16.6	4.7	2.5	−0.2	0.1
Non-residential business investment	7.9	9.2	1.8	0.2	3.5	4.9	4.7
Wages and salaries	5.4	6.0	3.6	2.5	3.3	3.2	3.2
Household income	5.5	7.1	3.1	2.6	3.3	3.4	3.2
Net operating surplus of corporations	1.5	3.1	2.2	3.4	3.2	3.4	3.6
Consumer Price Index	4.5	2.3	2.2	2.1	2.0	2.0	2.0
- Excluding food and energy	4.5	2.7	2.6	2.3	2.0	2.0	2.0
Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Overview	A.23

Section B

PROTECTING OUR PURCHASING POWER AND OUR ECONOMY

Summary	B.3

1. Returning money to Quebecers	B.7

1.1 Reducing workers' social security contributions	B.8

1.2 Indexing the tax system for the benefit of Quebecers	B.13

1.3 A significant gain for all households	B.14

1.4 Acting now to ensure the well-being of more vulnerable individuals	B.15

1.5 Nearly $52.6 billion for the benefit of Quebecers since fall 2018	B.19

2. Increasing Québec's economic resilience	B.21

2.1 Stimulating business investment	B.25

2.2 Reducing employers' social security contributions	B.28

2.3 Promoting economic development in the regions	B.30

2.3.1 Supporting the agricultural, forestry and fishing sectors	B.31

2.3.2 Extending the tax credit for Gaspésie andcertain maritime regions of Québec	B.38

2.3.3 Renewing the funding for the Réseau accès PME	B.39

2.4 Creating research chairs in areas of strategic importance to Québec	B.40

B.1

SUMMARY

Québec's strong economic performance and the actions implemented since 2018 have narrowed the gap in living standards with Ontario and the rest of Canada. The Québec government has done a better job of protecting its citizens' wallets than neighbouring provinces, since household purchasing power, measured by disposable income in real terms per capita, improved by 9.2%, compared to 5.1% in the rest of Canada between 2018 and 2024.

- Furthermore, for the same period, non-residential business investment per capita grew by 20.1%, while it fell by 3.8% in the rest of Canada.

Despite these good results, high economic uncertainty prevails in the current context.
The government therefore wishes to continue to act to strengthen economic development and resilience, while protecting Quebecers' purchasing power.

The government is announcing a reduction in contribution rates for the Québec Pension Plan and the Québec Parental Insurance Plan, as well as a 2.05% indexation of the tax system as of January 1, 2026, representing an average gain of $182 per individual.

- All the measures affecting individuals represent $5.9 billion over five years, including $4.1 billion for the indexing of the income tax system.

In addition, the government aims to increase Québec's economic resilience, in particular by stimulating business investment and promoting development in the regions.

- When including the cuts in social security contributions, these measures represent $2.5 billion for the benefit of businesses.

In the current economic context, many Quebecers are having difficulty meeting their financial needs, particularly in the areas of transportation, housing or food.1

To that end, the Update on Québec's Economic and Financial Situation - Fall 2025 provides $5.9 billion over five years to return money to Quebecers by:

- reducing workers' contributions and premiums to the Québec Pension Plan and Québec Parental Insurance Plan respectively;

- indexing the personal income tax system and social assistance benefits;

- taking immediate action to ensure the well-being of more vulnerable individuals, notably by continuing home adaptation and renovation programs intended primarily for individuals with disabilities or low- or modest-income owner-occupants living in the regions.

In 2026, the reduction in social security contributions and the indexation of the tax system will represent a gain of $245 for a worker earning $50 000, and $440 for a couple in which each spouse earns $50 000. These initiatives represent total annual savings of $1.3 billion in 2026-2027, or an average gain of $182 per individual.

_________________________________

1 In October 2025, more than a quarter of Canadians aged 15 and over were living in a household that found it difficult to meet its financial needs and other necessary expenses. Statistics Canada, "Labour Force Survey, October 2025," The Daily, November 7, 2025 [https://www150.statcan.gc.ca/n1/daily-quotidien/251107/dq251107a-eng.htm].

Protecting Our Purchasing Power and Our Economy	B.3

In addition, as relations with our main trading partner have become more complex, the government is setting aside $2.5 billion to increase Québec's economic resilience, in particular with a view to:

- stimulating business investment by introducing a new and immediate expensing addition, on top of the accelerated depreciation measures introduced by the government;

- This new measure allows businesses to write off the cost of their investment more quickly and thus benefit from a large increase in short-term liquidity, making their investment more profitable and allowing Québec's marginal effective tax rate (METR) on investment to compare favourably internationally, particularly in North America.

- reducing employers' contributions and premiums to the Québec Pension Plan and Québec Parental Insurance Plan respectively;

- promoting economic development in the regions, particularly for industries affected by U.S. tariffs, including a temporary holiday from contributions to the Health Services Fund for businesses in the forestry, agricultural and fishing sectors.

In total, the fall 2025 update is setting aside more than $8.3 billion to protect our purchasing power and our economy.

TABLE B.1

Protecting our purchasing power and our economy
(millions of dollars)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Returning money to Quebecers	−332.6	−1 347.3	−1 379.4	−1 396.4	−1 419.7	−5 875.3
Increasing Québec's economic resilience	−150.8	−631.3	−631.6	−519.0	−536.8	−2 469.6
TOTAL	−483.4	−1 978.6	−2 011.0	−1 915.4	−1 956.5	−8 344.9

B.4	Update on Québec’s Economic and Financial Situation

Cancelling the increase in the capital gains inclusion rate

The federal government had announced an increase in the capital gains inclusion rate in its 2024 budget. To preserve the simplicity of the Québec tax system and its consistency with the federal system, the Québec government had decided to harmonize its system with this change.

However, in its budget of November 4, 2025, the federal government confirmed that it would cancel the increase in the capital gains inclusion rate.

Consequently, in the fall 2025 update, the Québec government is aligning its tax system with this change in the federal system and is also cancelling the increase in the capital gains inclusion rate announced in 2024.

The capital gains inclusion rate was to be increased from 50% to 66.7%, effective January 1, 2026:

- on the portion of capital gains exceeding $250 000 for individuals;

- on all capital gains for corporations and trusts.

More than $2.0 billion returned to Quebecers and for businesses

Eliminating the increase in the capital gains inclusion rate helps protect owners of multiplexes, the value of which often represents a large portion of these individuals' retirement savings.

That means over $2.0 billion will remain in Quebecers' wallets and the hands of businesses over the next five years:

- $966.5 million for individuals;

- $1 071.8 million for businesses.

Financial impact of cancelling the increase in the capital gains inclusion rate
(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Personal income tax system(1)	−97.6	−76.9	−216.8	−284.4	−290.8	−966.5
Corporate tax system	-	57.3	−280.7	−414.7	−433.7	−1 071.8
TOTAL	−97.6	−19.6	−497.5	−699.1	−724.5	−2 038.3
(1) This financial impact, based on the Budget 2025-2026 forecasts, includes the cancellation of the incentive for entrepreneurs and cancellation of the adjustment to the security options deduction.

Protecting Our Purchasing Power and Our Economy	B.5

Cancelling the increase in the capital gains inclusion rate (cont.)

Preserving certain investment incentive measures

Two mitigation measures put in place on June 25, 2024 to lessen the effect of the increase in the capital gains inclusion rate will remain in place to stimulate investment and foster economic growth. These are:

- the increase from $1 million to $1.25 million of the limited capital gains exemption for small businesses;

- the increase from $1 million to $1.25 million of the limited capital gains exemption for farming and fishing businesses.

These measures represent more than $40 million per year for entrepreneurs and investors.

However, in line with the federal government's decision, the incentive for entrepreneurs that was to be implemented in 2025 is cancelled. This measure was linked to the increase in the capital gains inclusion rate.

Example for a triplex owner

The owner-occupant of a triplex sells their building to move into a seniors' residence. Once the portion relating to their principal residence is excluded, the sale generates a capital gain of $500 000.

If the new rules had applied, this owner would have had to include an additional $41 667 in taxable income, increasing their tax liability by $22 210. Since the government has decided to cancel the increase in the capital gains inclusion rate, this owner will be able to hold on to this amount.

Illustration of the effect of the increase in the capital gains inclusion rate for a triplex owner - 2026
(dollars)
	Current rate	Rate that would have been increased	Gap
Capital gain	500 000	500 000	-
Capital gain inclusion
First $250 000	125 000	125 000	-
Amount exceeding $250 000	125 000	166 667	41 667
Capital gain included in income	250 000	291 667	41 667
Tax on capital gain(1)
- Federal	−68 888	−80 369	−11 481
- Québec	−64 375	−75 104	−10 729
TOTAL TAX	−133 263	−155 473	−22 210
(1) It is assumed that the capital gain is taxed at the top marginal rate of 27.555% at the federal level, which includes the special Québec abatement. The marginal rate for Québec is 25.75%.

B.6	Update on Québec’s Economic and Financial Situation

1. RETURNING MONEY TO QUEBECERS

The government has always made improving Quebecers' purchasing power one of its priorities. In that regard, since 2018, it has already announced measures totalling $7.0 billion in 2026-2027 to return money to Quebecers. This support has benefited the entire population, including workers, seniors and young families.

As part of the fall 2025 update, the government is continuing its action, returning nearly $5.9 billion to Quebecers over five years.

- In that regard, it is announcing that it will return nearly $1.8 billion over five years back to Quebecers by reducing the contribution rates and premium rates for the Québec Pension Plan and Québec Parental Insurance Plan respectively.

- In addition, it is confirming the indexation of the tax system and social assistance benefits at a rate of 2.05%, representing an amount of nearly $4.1 billion over five years for the benefit of some 5.2 million Québec households.

- Lastly, it is setting aside $58.8 million over five years to continue home adaptation and renovation programs, and to strengthen certain critical social services. These measures are designed to recognize recent developments in certain social issues and respond to the urgent needs associated with them.

Quebecers will also benefit from the cancellation of the increase in the capital gains inclusion rate. This represents $966.5 million over five years2 and will, for example, enable multiplex owners to keep more of their gain following the sale of their asset.

TABLE B.2

Measures for returning money to Quebecers

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Reducing workers' social security contributions(1)	−96.0	−391.8	−414.6	−425.8	−437.9	−1 766.0

Indexing the tax system for the benefit of Quebecers(2)	−217.9	−934.4	−951.5	−965.9	−980.8	−4 050.5

Acting now to ensure the well-being of more vulnerable individuals	−18.7	−21.1	−13.3	−4.7	−1.0	−58.8
TOTAL	−332.6	−1 347.3	−1 379.4	−1 396.4	−1 419.7	−5 875.3

(1) Reductions in the contribution rates and premium rates for the Québec Pension Plan and Québec Parental Insurance Plan respectively are entirely funded by each plan. They therefore have no impact on the government's financial framework.

(2) The amounts are already included in the financial framework through the government's own-source revenue forecasts.

_________________________________

2 For more details, see the box on page B.5, "Cancelling the increase in the capital gains inclusion rate."

Protecting Our Purchasing Power and Our Economy	B.7

1.1 Reducing workers' social security contributions

The financial pressure many households are experiencing underscores the importance of returning money to Quebecers. The government therefore wishes to act swiftly to help workers.

The sound financial health of the Québec Pension Plan (QPP) and Québec Parental Insurance Plan (QPIP) allows the government to pass on the benefits to Quebecers by announcing, as part of the fall 2025 update, a reduction in social security contribution rates as of January 1, 2026.

❏ A 0.20-percentage-point decrease in the Québec Pension Plan contribution rate

The QPP plays a prominent role in the financial security of Quebecers. In addition to guaranteeing a basic income at retirement, it supports them in particular in the event of disability.

To be able to adequately protect Quebecers, the QPP itself must be in excellent financial health. In this regard, the actuarial valuation report of the Québec Pension Plan as at December 31, 2024 (French only), produced by Retraite Québec, shows a steady-state contribution rate of 10.47%, taking into account the current economic context and demographic trends.

- Given that the contribution rate currently in effect for the QPP base plan is set at 10.80%, the plan has financial leeway of 0.33 percentage points.

The government is therefore announcing, as part of the fall 2025 update, a 0.20-percentage-point decrease in the QPP base plan contribution rate,3 effective January 1, 2026.

- This reduction will be shared equally between employers and employees.

TABLE B.3

Reduction in the Québec Pension Plan base plan contribution rate

(per cent, unless otherwise indicated)
	Rates for 2025	Rates for 2026	Difference (percentage points)
Employee share	5.4	5.3	−0.1
Employer share	5.4	5.3	−0.1
TOTAL	10.8	10.6	−0.2
Self-employed worker(1)	10.8	10.6	−0.2
(1) Self-employed workers pay the employee and employer share in the Québec Pension Plan.

_________________________________

3 The contribution rate reduction applies only to the QPP base plan. It helps retain some leeway to cover contingencies. The additional plan, for which contributions did not start until 2019, is still in the funding phase. Its rate is therefore unlikely to change until at least 2042.

B.8	Update on Québec’s Economic and Financial Situation

Main improvements made recently to the Québec Pension Plan

The current decrease in the Québec Pension Plan (QPP) contribution rate is the latest in a series of improvements made to the QPP since 2021. In particular, these improvements target disabled retirees and workers aged 65 or over.

Disabled retirees

In Budget 2025-2026, the government announced that it would modify the calculation of QPP benefits to help people who have suffered an employment injury and are receiving a reduced income replacement indemnity from the Commission des normes, de l'équité, de la santé et de la sécurité du travail.

In Budget 2024-2025, the government announced that the retirement pension for people who received the disability pension between the ages of 60 and 65 would no longer be reduced from age 65 in the case of an application for early retirement.

Job retention incentives

During the latest public consultation on the future of the QPP, held in winter 2023, several stakeholders emphasized the importance of the plan providing better support for workers to encourage job retention.

In response to these interventions, the government announced in Budget 2023-2024 that:

- workers aged 65 or over receiving their retirement pension could cease making contributions to the QPP;

- income earned after age 65 could be excluded from the retirement pension calculation, if this is to the worker's advantage;

- the maximum pension eligibility age would be raised from age 70 to 72;

- contributions would automatically cease to be paid at the end of the year during which the worker reaches the age of 72.

Protecting Our Purchasing Power and Our Economy	B.9

❏ A 13% decrease in Québec Parental Insurance Plan premium rates

The QPIP is a means for workers to better reconcile work and family responsibilities when they welcome a newborn or newly adopted child. It provides income replacement to enable families to devote more time to their child.

The plan's excellent financial health means it enjoys sufficient financial leeway to reduce its premiums. For this reason, last September, the government had already announced an 8% reduction in employer and worker premium rates beginning January 1, 2026.

- However, the most recent plan actuarial projections show that the surplus will persist for the coming years.

To make sure the surplus benefits workers and employers, the government wishes to reduce QPIP premium rates even further while maintaining the QPIP in good financial health.

It is therefore announcing an additional decrease in premium rates as of January 1, 2026,4 bringing the total reduction to 13%. As a result, premium rates will be as follows:

- 0.430% for employees;

- 0.602% for employers;

- 0.764% for self-employed workers.

TABLE B.4

Reduction in Québec Parental Insurance Plan premium rates

(per cent, unless otherwise indicated)
	Rates for 2025	Rates for 2026	Gap
			Percentage points	Per cent
Employee share	0.494	0.430	−0.064	13
Employer share	0.692	0.602	−0.090	13
TOTAL	1.186	1.032	−0.154	13
Self-employed worker	0.878	0.764	−0.114	13

_________________________________

4 These changes will require amendments to be made to the Regulation respecting premium rates under the parental insurance plan.

B.10	Update on Québec’s Economic and Financial Situation

❏ Illustration of maximum savings for employees and self-employed workers

Before the announced changes,5 an employee would have paid a maximum contribution of $4 348 for the QPP base plan and the QPIP, whereas a self-employed worker would have paid $8 583.

The reduction in social security contribution rates, applicable as of January 1, 2026, will have the effect of providing an average saving of $80 per worker. Maximum savings will be:

- $137 for an employee;

- $259 for a self-employed worker.

TABLE B.5 Maximum contributions to the Québec Pension Plan base plan and premiums for the Québec Parental Insurance Plan - 2026
(dollars)
	According to 2025 rates	According to 2026 rates	Maximum savings
Employees
- Québec Pension Plan(1)	3 839	3 768	−71
- Québec Parental Insurance Plan(2)	509	443	−66
Total	4 348	4 211	−137
Self-employed workers(3)
- Québec Pension Plan(1)	7 679	7 537	−142
- Québec Parental Insurance Plan(2)	904	787	−117
Total	8 583	8 324	−259

Note: Totals may not add due to rounding.

(1) Maximum contributions to the Québec Pension Plan base plan are calculated based on maximum pensionable earnings of $74 600 in 2026.

(2) Maximum Québec Parental Insurance Plan premiums are calculated based on maximum insurable earnings of $103 000 in 2026.

(3) Self-employed workers pay the total of the employee and employer share of Québec Pension Plan contributions, while they have their own rate for Québec Parental Insurance Plan premiums.

_________________________________

5 The situation before the announced changes is based on the rates in effect in 2025.

Protecting Our Purchasing Power and Our Economy	B.11

❏ A $378-million decrease in worker contributions

In 2026, the decrease in social security contributions corresponds to total annual savings of $378 million for workers, as follows:

- $213 million in QPP contributions for nearly 4.5 million employees and self-employed workers, representing average savings of $48 per worker;

- $165 million in QPIP premiums for approximately 4.7 million employees and self-employed workers, corresponding to average savings of $35.

This amount will be funded entirely by financial resources from the plans. As such, the measure will have no impact on the government's financial framework.

TABLE B.6

Savings linked to the decrease in worker contributions to the Québec Pension Plan and premium rates for the Québec Parental Insurance Plan - 2026

	Total annual savings (in $M)	Number of workers (millions)	Average savings (dollars)
Québec Pension Plan	−213	4.5	−48
Québec Parental Insurance Plan	−165	4.7	−35
ALL REDUCTIONS	−378	4.7	−80

B.12	Update on Québec’s Economic and Financial Situation

1.2 Indexing the tax system for the benefit of Quebecers

One way of protecting Quebecers' purchasing power in the face of the rising cost of living is to index the parameters of the personal income tax system and social assistance benefits.

In the fall 2025 update, the government is confirming that these parameters will be indexed at a rate of 2.05% for 2026.6

More concretely, indexation makes it possible to adjust the amount of deductions, tax credits and benefits to reflect the rise in consumer prices observed in Québec, thereby preserving taxpayers' purchasing power. For illustration purposes:

- the maximum amount of the refundable solidarity tax credit will rise from $1 256 to $1 281, an increase of $25;7

- the basic annual social assistance benefit for a social assistance recipient will rise from $9 408 to $9 600, an increase of $192.

❏ A $931-million gain for 5.2 million households

This indexation, which will take effect on January 1, 2026, will benefit all Quebecers, meaning some 5.2 million households. For 2026, they will benefit from a total gain of $931 million:

- more than $863 million from the personal income tax system;

- nearly $68 million from social assistance benefits.

TABLE B.7

Financial impact of indexing, for 2026, the personal income tax system and social assistance benefits

(millions of dollars, unless otherwise indicated)
	Number of households (millions)	Full year 2026	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total over 5 years
Personal income tax system	5.2	−863.4	−200.4	−867.5	−887.6	−905.3	−923.4	−3 784.2
Social assistance benefits	0.3	−67.6	−17.5	−66.9	−63.9	−60.6	−57.4	−266.3
TOTAL	5.2(1)	−931.0	−217.9	−934.4	−951.5	−965.9	−980.8	−4 050.5
(1) Households receiving social assistance benefits are generally also among those receiving the solidarity tax credit. To this end, they are also included in the households benefiting from the indexation of the personal income tax system.

_________________________________

6 For more details on the indexing of the personal income tax system, the document entitled Parameters of the Personal Income Tax System for 2026 may be consulted on the Ministère des Finances website in the "Publications" section (https://www.quebec.ca/en/government/ministere/finances/publications).

7 For a person living alone in unsubsidized housing.

Protecting Our Purchasing Power and Our Economy	B.13

1.3 A significant gain for all households

The reduction in QPP contribution rates and QPIP premium rates as well as the indexation of the tax system will benefit the vast majority of Quebecers. However, the gain will vary according to the household's situation.

These measures will protect the purchasing power of low-income and middle-class households by reducing their tax and social security burdens and indexing their socio-fiscal transfers to the rising cost of living.

For example, in 2026, a person living alone who receives social assistance will see a total gain of $217 as a result of the indexation of social assistance benefits and the solidarity tax credit.

A worker earning $50 000 will see a gain of $245, mainly due to the indexation related to income tax.

Families, especially those with low or middle incomes, could see greater gains thanks to the indexation of the Family Allowance.

- A single-parent family with one child who earns $50 000 will see their disposable income increase by $363.

- A couple with two children and two equal incomes of $50 000 will see a total gain of $440.

TABLE B.8

Illustration of gains tied to reduced social security contributions and the indexation of the tax system by household situation - 2026

(dollars)
Measure	Single person receiving social assistance(1)	Worker living alone(2)	Single-parent family with one child(3)	Couple with two children(4)
Personal income tax	-	87	87	115
Social assistance benefits	192	-	-	-
Refundable tax credits
- Solidarity tax credit	25	79	82	-
- Family Allowance	-	-	115	168
Social security contributions
- Québec Pension Plan	-	47	47	93
- Québec Parental Insurance Plan	-	32	32	64
TOTAL	217	245	363	440

(1) This illustration is based on the situation of a social assistance recipient with no working income.

(2) This illustration is based on the situation of a person living alone with a working income of $50 000.

(3) This illustration is based on the situation of a single-parent family with one child under age 4 and a working income of $50 000.

(4) This illustration is based on the situation of a couple with two children under age 4 and a working income equal to $50 000 for each spouse, for a family income of $100 000.

B.14	Update on Québec’s Economic and Financial Situation

1.4 Acting now to ensure the well-being of more vulnerable individuals

Given how substantially social realities are changing, it is essential that Québec maintain its efforts to ensure the well-being of more vulnerable populations. In that regard, to meet the needs related to housing and certain critical social services, adjustments are required as early as the fall 2025 update.

The government is thus setting aside $58.8 million over five years to allow for immediate action to ensure the well-being of more vulnerable individuals:

- $49.5 million to continue home adaptation and renovation programs, aimed at helping households carry out work primarily benefiting individuals with disabilities or low- or modest-income owner-occupants living in the regions;

- $5.0 million in 2025-2026 to strengthen emergency assistance to address homelessness as the winter period approaches;

- $3.5 million to enhance mixed intervention practices by increasing the number of psychosocial resources available to work with police in crisis situations;

- $0.8 million to enhance the special benefit for infant formula as part of social assistance, aimed at ensuring that the most vulnerable families can continue to benefit from reduced-price infant formula in pharmacies.

TABLE B.9

Financial impact of the measures supporting immediate action to ensure the well-being of more vulnerable individuals

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Continuing home adaptation and renovation(1)	−13.4	−20.1	−12.3	−3.7	-	−49.5
Strengthening emergency assistance to address homelessness(2)	−5.0	-	-	-	-	−5.0
Enhancing mixed psychosocial intervention practices(2)	−0.3	−0.8	−0.8	−0.8	−0.8	−3.5
Enhancing the special benefit for infant formula as part of social assistance(3)	-	−0.2	−0.2	−0.2	−0.2	−0.8
TOTAL	−18.7	−21.1	−13.3	−4.7	−1.0	−58.8

(1) The appropriations will be granted to the Ministère des Affaires municipales et de l'Habitation. The amounts required for 2025-2026 will be drawn from the Contingency Fund.

(2) The appropriations will be granted to the Ministère de la Santé et des Services sociaux. The amounts required for 2025-2026 will be drawn from the Contingency Fund.

(3) The appropriations will be granted to the Ministère de l'Emploi et de la Solidarité sociale.

Protecting Our Purchasing Power and Our Economy	B.15

❏ Continuing home adaptation and renovation

Improving housing conditions, particularly for vulnerable and low-income households, is one of the government's main concerns.

As part of the fall 2025 update, the government is thus announcing additional investments of $49.5 million over four years to increase funding for two home adaptation and renovation programs:

- the Residential Adaptation Assistance Program;

- the RénoRégion program.

TABLE B.10 Financial impact of the measures to continue home adaptation and renovation
(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Increasing the funding of the Residential Adaptation Assistance Program	−10.0	−10.0	-	-	-	−20.0
Increasing the funding of the RénoRégion program	−3.4	−10.1	−12.3	−3.7	-	−29.5
TOTAL	−13.4	−20.1	−12.3	−3.7	-	−49.5

 Increasing the funding of the Residential Adaptation Assistance Program

The Residential Adaptation Assistance Program provides financial assistance for carrying out adaptation work to correct or reduce architectural barriers that an individual with disabilities may encounter in carrying out their daily activities. This thus helps people with disabilities stay in their home.

- Financial assistance, which can cover all costs recognized under the program, can reach $50 000.

Given the popularity of this program, it is possible that its budgetary envelope will run out during the year. The government is keen to ensure that financial resources are available and is announcing that additional investments totalling $20 million over two years will be allocated to the Residential Adaptation Assistance Program.

 Increasing the funding of the RénoRégion program

The RénoRégion program provides financial assistance to low- or modest-income owner-occupants in rural areas for work to correct major defects in their home.

- To be eligible, the work must relate to certain elements of the dwelling, such as exterior walls, the roof, the structure, electricity, plumbing or insulation, and must cost a minimum of $3 500.

- Financial assistance is available up to $25 000, depending on household income.

It is anticipated that the envelopes already earmarked for this program will be insufficient to meet the needs forecast between now and the end of March 2026. To ensure the continuation of the RénoRégion program, the government is announcing an additional $29.5 million over four years.

B.16	Update on Québec’s Economic and Financial Situation

Investments in the RénoRégion program since 2018

Since fall 2018, and with the announcements in this update, investments totalling more than $148 million have been announced for the RénoRégion program.

In particular, the program was enhanced in 2022 to allow for greater financial assistance, increased household eligibility based on income, and an increase in the value of eligible residences.

Since its adoption in 2015, around 1 100 interventions per year have been funded.

Announcements related to the RénoRégion program since fall 2018
(millions of dollars)
Publication	Total
Budget 2019-2020	37.1
Budget 2021-2022	20.0
Budget 2022-2023	61.8
2025 update	29.5
AMOUNTS ALLOCATED	148.4

Protecting Our Purchasing Power and Our Economy	B.17

❏ Strengthening emergency assistance to address homelessness

In recent years, the government has made the fight against homelessness one of its priorities. Since 2021, it has announced investments of over $1 billion in this regard.

Despite these efforts, the situation continues to give cause for concern, especially with the onset of winter, when people experiencing homelessness have to contend with inclement weather. Furthermore, some community partners lack sufficient funding to provide their full range of services.

In this context, in the fall 2025 update, the government is announcing an additional investment of $5 million in 2025-2026 to ensure the full deployment of winter emergency measures for people experiencing homelessness. The budget envelope allocated for this purpose, which currently stands at $21 million for 2025-2026, will rise to $26 million.

This amount will notably be used to extend the hours of operation of resources, increase the number of spaces available in warming stations and emergency shelters, strengthen local services and support community partners.

❏ Enhancing mixed psychosocial intervention practices

Mixed practice teams are specialized units that bring together police officers and psychosocial workers. These pairs work on patrol to provide more tailored assistance to people experiencing mental health problems, homelessness or other psychosocial challenges. Their objectives are to notably offer alternative solutions to traditional police methods and to better coordinate services.

The deployment of mixed-practice teams in several Québec municipalities is already showing positive results. However, additional psychosocial workers are needed in the cities of Montréal and Longueuil.

To meet these needs, the fall 2025 update provides $3.5 million over five years to enhance mixed psychosocial and police intervention practices.

❏ Enhancing the special benefit for infant formula as part of social assistance

In some cases, low-income parents benefiting from social assistance programs rely on reduced-price infant formula to feed their young children. For many, formula is sometimes the only option that meets their infant's dietary needs.

- The availability of reduced-price infant formula in pharmacies is made possible through a partnership between the government, manufacturers and pharmacists. This support enables eligible recipients to purchase these essential products by paying a fixed amount adjusted to their financial situation.

That said, the price of infant formula has risen sharply in recent years. Therefore, so that the government continues to contribute its fair share to maintaining this reduced-price supply for eligible recipients, the special benefit for the purchase of formula will be increased from $22.50 to $45.00 as of April 1, 2026.

In this regard, as part of the fall 2025 update, the government is planning a total investment of $0.8 million over four years.

B.18	Update on Québec’s Economic and Financial Situation

1.5 Nearly $52.6 billion for the benefit of Quebecers since fall 2018

In addition to lower QPP contribution rates and QPIP premium rates, since fall 2018 the government has announced measures totalling nearly $52.6 billion for the period from 2018-2019 to 2027-2028, including:

- $9.2 billion for the reduction in the bottom two tax rates;

- $9.4 billion for measures to help cope with the cost of living, including the three one-time cost-of-living support payments and the 3% limit on rate indexing;

- $18.4 billion for measures for families, in particular the Family Allowance and reduction in school taxes;

- $10.9 billion for the introduction of and increases to the senior assistance amount.

The actions taken by the government to benefit Quebecers will make it possible to return nearly $7.0 billion to Quebecers in 2026-2027, representing an average of $952 per individual.

TABLE B.11 Financial impact of the actions to benefit Quebecers since fall 2018
(millions of dollars)
	2018-2019 to 2024-2025	2025- 2026	2026- 2027	2027- 2028	Total
Lowering taxes	−3 757	−1 750	−1 802	−1 857	−9 166
Coping with the cost of living(1)	−8 286	−365	−363	−375	−9 388
Families(2)	−11 125	−2 432	−2 441	−2 410	−18 407
Senior assistance amount(3)	−5 652	−1 739	−1 760	−1 796	−10 946
Other measures for seniors and caregivers(4)	−791	−258	−291	−304	−1 643
Workers(5)	−762	−111	−112	−114	−1 099
Housing(6)	−321	−209	−189	−109	−828
Review of tax expenditures(7)	104	217	319	535	1 174
Other measures(8)	−1 304	−316	−315	−314	−2 250
TOTAL	−31 892	−6 962	−6 955	−6 743	−52 553

Notes: The amounts presented are announced expenditures as well as projections of these up to 2027-2028. Actual expenditures for the measures implemented may differ.

Totals may not add due to rounding.

(1) Payments of the three one-time cost-of-living amounts, the 3% limit on rate indexing, and the enhanced first-time home buyers' tax credit.

(2) The single school tax rate and assistance to limit its increase in June of 2022, 2023, 2024 and 2025, as well as the enhanced tax credit for childcare expenses, the Family Allowance, the single rate for subsidized childcare, support for disabled children and the exemption for support payments in respect of dependent children.

(3) The introduction of and two increases to the senior assistance amount.

(4) The enhanced tax credit for home-support services for seniors and the refundable tax credit for caregivers.

(5) The enhanced tax credit for career extension and the deduction for telework expenses.

(6) The enhanced Shelter Allowance Program and housing component of the solidarity tax credit.

(7) Among other things, optimization of the tax credit for career extension, measures to simplify the tax system, notably harmonizing the rate of the tax on insurance premiums and that of the QST, measures to update the tax system, including abolishing the tax shield, and measures to foster the funding of public services, notably introducing an annual contribution for electric and plug-in hybrid vehicles.

(8) The See Better to Succeed program, reduced parking rates at health care facilities, quality-of-life measures for caregivers, the adjustment to the security options deduction for PME innovante, support for the development of Capital régional et coopératif Desjardins, and the abolition of the tax holiday for foreign researchers and foreign experts.

Protecting Our Purchasing Power and Our Economy	B.19

2. INCREASING QUÉBEC'S ECONOMIC RESILIENCE

Québec has set itself the goal of reaching a level of wealth comparable to that of its main trading partners. The economy's strong performance since 2018 and initiatives implemented to boost productivity have enabled Québec to catch up with Ontario and the rest of Canada, particularly in terms of living standards and investment.

Québec has thus equipped itself to deal with the current global economic context, which is fraught with high uncertainty, while relations with our main trading partner have become increasingly complex.

Given this situation, Québec must remain resilient. Accordingly, in the Update on Québec's Economic and Financial Situation - Fall 2025, the government is setting aside $2.5 billion over five years for:

- stimulating business investment;

- reducing employers' social security contributions;

- promoting economic development in the regions;

- creating research chairs in areas of strategic importance to Québec.

Furthermore, to ensure that the Québec economy realizes its full potential, the government recently unveiled its new economic vision. Among other things, it is aimed at increasing Québec's autonomy, particularly in the field of energy, and protecting our jobs in response to the new global context by positioning Québec as a key player in security and defence, as well as in the critical and strategic minerals sector. In particular, it will support projects that will benefit Québec as a whole.

- To ensure that the economy realizes its full potential, the government plans to introduce a bill to accelerate the approval of priority projects of national scope.

TABLE B.12

Measures to increase Québec's economic resilience

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Stimulating business investment	−4.9	−31.3	−34.7	−29.6	−29.6	−130.1
Reducing employers' social security contributions(1)	−104.1	−434.5	−450.1	−463.7	−477.9	−1 930.4
Promoting economic development in the regions(2)	−41.3	−163.5	−144.8	−23.7	−27.3	−400.6
Creating research chairs in areas of strategic importance to Québec(3)	−0.5	−2.0	−2.0	−2.0	−2.0	−8.5
TOTAL	−150.8	−631.3	−631.6	−519.0	−536.8	−2 469.6

(1) Reductions in the contribution rates for the Québec Pension Plan and the Québec Parental Insurance Plan are entirely funded by each plan. They therefore have no impact on the government's financial framework.

(2) Of this amount, $31.3 million in 2025-2026, $126.3 million in 2026-2027 and $97.1 million in 2027-2028 will be financed by the available funds from an increase in public transit funding from the Electrification and Climate Change Fund. In addition, $30.0 million will be drawn from the Electrification and Climate Change Fund from 2025-2026 to 2027-2028.

(3) If the $1.5 million in 2030-2031 is considered, the funding will total $10.0 million. The appropriations will be granted to the Ministère de l'Enseignement supérieur. The amounts required for 2025-2026 will be drawn from the Contingency Fund.

Protecting Our Purchasing Power and Our Economy	B.21

A new economic vision to address the urgency of the moment

On November 10, the government presented the new economic vision for Québec: Le pouvoir québécois - Réponse au nouveau contexte mondial.

The government's new economic vision can build on the positive track record of recent years.
Between 2018 and 2024, despite a difficult economic context and the pandemic, Québec outperformed the rest of Canada, as evidenced by:

- non-residential business investment per capita in real terms, an important determinant of an economy's productivity, which grew by 20.1% in Québec, compared to a 4.9% increase in Ontario and a 3.8% decline in the rest of Canada;

- the standard of living in Québec, which rose by 4.9%, compared to declines of 0.3% in Ontario and 0.9% in the rest of Canada that have been observed;

- average weekly earnings in Québec, which grew by almost 30%, compared to 26.6% in Ontario and 24.9% in the rest of Canada;

- purchasing power in Québec-real disposable income per capita-grew by 9.2%, compared to 5.1% in Ontario and the rest of Canada.

This positive record, on which the Québec economy can build to meet the considerable challenges it faces, attests to the success of government interventions.

It also demonstrates that, to build tomorrow's economy, consolidate our gains and create wealth, all of the government's economic action must be continued, and even stepped up.

Non-residential business investment and standard of living - 2018-2024 (percentage change over the entire period)	Average weekly earnings and household purchasing power - 2018-2024 (percentage change over the entire period)

Note: Investments per capita are expressed in real terms and standard of living as measured by real GDP per capita. Sources: Statistics Canada and Ministère des Finances du Québec.

Note: Average weekly earning is expressed in nominal terms, and purchasing power represents real household disposable income per capita.

Sources: Statistics Canada and Ministère des Finances du Québec.

B.22	Update on Québec’s Economic and Financial Situation

A new economic vision to address the urgency of the moment (cont.)

This ambitious vision aims to increase Québec's resilience, productivity and influence, while capitalizing on its strategic assets in a context of rapid transformation and international upheaval.

Québec faces considerable challenges, particularly in terms of reducing its dependence on the U.S., the growth of its businesses and their ability to adapt, the resilience of its economy in the face of shocks, the streamlining of bureaucracy and the inherent delays, and the technological shift.

The new economic vision is based on four major orientations:

- accelerating the production of renewable energy to move toward energy sovereignty, support decarbonization and support the completion of economic projects;

▪ A first milestone calls for the addition by Hydro-Québec of 60 terawatt hours (TWh) by 2035, with investments of up to $200 billion.

▪ Eyeing a 2050 target, the government has made a commitment with Hydro-Québec to further increase renewable electricity production, with the goal of doubling the current output.

- creating a simpler, more efficient business environment for companies by streamlining bureaucracy, increasing government performance and establishing a fast track for strategic projects;

▪ The government is thus committed to the ongoing elimination of irritants that hold back businesses in various sectors.

▪ The government will have to become more efficient, more effective and more productive by eliminating redundant tasks and optimizing administrative processes.

- supporting the growth and sustainability of Québec businesses, notably through measures to support innovation and business takeovers while fostering market diversification and the development of strategic infrastructure;

▪ A supply of patient capital will be developed to support Québec SMBs in their growth while protecting their Québec ownership.

▪ Efforts will also be made to increase the presence of local businesses in public contracts, in compliance with existing trade agreements.

▪ Targeted investment in our port, rail and digital infrastructures will be essential to realizing Québec's economic vision and sustaining its long-term growth.

- positioning Québec as a key player in security and defence, as well as in the critical and strategic minerals sector, which are essential to the energy and technology transition.

▪ Our businesses in the aerospace, shipbuilding, quantum computing, optics-photonics and cybersecurity fields should be able to capture an important share of the growth in global military spending.

▪ Unlocking Québec's potential for the production of lithium, graphite, nickel, copper, phosphate and rare earths could have a major, lasting economic impact.

With this new economic vision, the government will continue its efforts to build a more productive and less dependent economy, in particular on the United States, by mobilizing all public and private players.

Protecting Our Purchasing Power and Our Economy	B.23

Accelerating the authorization and completion of projects of national scope

In an uncertain economic climate, where projects are both costly and long to complete, and competition to attract strategic investments is intensifying, it is essential to implement concrete measures to support their implementation and maximize their benefits in Québec.

Following the example of the federal government and other Canadian provinces, such as Ontario and British Columbia, the Québec government is seeking to reduce the time required to obtain authorizations to accelerate the deployment of economic and energy projects that are strategic for Québec and to provide investors with greater predictability.

For this reason, the government intends to introduce a bill in the near future to speed up the authorizations required to carry out priority projects of national scope. Eligible public or private projects will have to be large-scale and have significant potential for Québec.

The aim will be to offer a simplified administrative process and better government coordination in respect of these projects. Indeed, the administrative process will be integrated and accelerated, with mandatory analyses and authorizations coordinated under a single governance structure, in order to avoid redundancies, reduce delays and increase predictability for developers.

- It will therefore not serve as a workaround, but rather as an optimized approach that enables faster execution, while ensuring the health and safety of people and the quality of the environment.

- Compliance with environmental standards will continue to be applied, particularly regarding the environmental assessment process.

The principles of transparency, social acceptability, citizen participation and respect for the rights of Indigenous communities will be at the heart of the government's approach.

- The participation of Indigenous peoples, respect for Aboriginal and treaty rights, and the constitutional duty to consult Indigenous peoples when they are concerned, will be fundamental principles fully integrated into the process.

This initiative is in addition to those already in place to support economic growth and maintain Quebecers' quality of life.

B.24	Update on Québec’s Economic and Financial Situation

2.1 Stimulating business investment

In Budget 2025-2026, the government announced its intention, in coordination with the federal government, to extend the accelerated depreciation measures in place since 2018 for a further five years starting on January 1, 2025.

- By enabling businesses to write off the cost of their investment more quickly, the government is improving the business environment for companies and making new investment opportunities more attractive.

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government is confirming the execution of its intention announced in Budget 2025-2026.

Now that the federal government has also announced the extension of accelerated depreciation measures, Québec businesses can benefit from the same advantages at both the federal and Québec levels, namely:

- immediate expensing of manufacturing and processing machinery and equipment, clean energy generation and energy conservation equipment, zero-emission vehicles and productivity-enhancing assets;

- accelerated depreciation for purpose-built rental housing, raising the depreciation allowance rate from 4% to 10%;

- an allowance equal to three times the normal first-year deduction for other types of investment.

The effect of these write-offs is to reduce the tax burden on businesses as early as the year in which the capital expenditure is made. This lowers the real tax cost of a dollar invested, increasing the profitability of the investment.

❏ Introducing a new and immediate expensing addition for investments in buildings in the manufacturing sector

To further support the manufacturing sector, the government is announcing, as part of the Update on Québec's Economic and Financial Situation - Fall 2025, that immediate expensing will also apply to investments in buildings used for manufacturing or processing activities, much like what will apply at the federal level.

- This measure will apply to property acquired on or after November 4, 2025, and will be phased out over a four-year period from 2030 to 2033.

This represents an additional $130.1 million over five years to further support investment by manufacturing businesses.

Protecting Our Purchasing Power and Our Economy	B.25

❏ A total of $2.7 billion for a super-deduction that strengthens Québec's international competitiveness

The accelerated depreciation measures announced in Budget 2025-2026 as well as the immediate expensing additions for investments in buildings in the manufacturing sector form a productivity super-deduction that will support business investment and growth and will total $2.7 billion over five years.

- It will allow Québec to remain one of the most competitive places in North America to invest.

In addition, with the cancellation of the increase in the corporate capital gains inclusion rate, the government is maintaining a business environment favourable to investment and ensuring the competitiveness of the tax system, in a context where the current U.S. administration has taken a number of actions that negatively affect Québec businesses.

- Cancelling of the increase in the corporate capital gains inclusion rate represents an additional reduction in the tax burden on businesses of nearly $1.1 billion by 2029-2030.8

_________________________________

8 For more details, see the box on page B.5, "Cancelling the increase in the capital gains inclusion rate."

B.26	Update on Québec’s Economic and Financial Situation

Ensuring a competitive global tax environment

The competitiveness of the business tax system is crucial to creating a business climate that stimulates investment. In particular, it is reflected in the marginal effective tax rate (METR) on investment, which represents the effect of all tax expenses rules that influence the return on invested capital.

Québec offers businesses a tax system that encourages investment, thanks to a number of measures introduced over the past few years:

- accelerated depreciation measures, including immediate expensing of investments in buildings used for manufacturing or processing activities;

- renewed investment and innovation tax credit (C3i);

- new tax holiday for large investment projects;

- incentive deduction for the commercialization of innovations (IDCI);

- reduction of the corporate tax rate on SMBs to the Ontario level.

Thanks to these measures, the average METR for all Québec sectors would be 7.9% in 2025, compared to:

- 13.2% on average in Canada;

- 17.6% on average in the United States (taking into account the provisions of the One Big Beautiful Bill Act);

- 17.7% in OECD member countries.

Marginal effective tax rate on investment - 2025 (per cent)

Sources: Ministère des Finances du Québec and Department of Finance Canada.

Protecting Our Purchasing Power and Our Economy	B.27

2.2 Reducing employers' social security contributions

Generally, employers must pay social security contributions on their employees' remuneration, including contributions to the Québec Pension Plan (QPP) and the Québec Parental Insurance Plan (QPIP).

As part of the fall 2025 update, the government is announcing a reduction in social security contribution rates to the QPP and QPIP as of January 1, 2026, which will have the effect of reducing business payroll costs.

❏ A $421-million decrease in employer contributions

In 2026, the decrease in social security contributions corresponds to total annual savings of $421 million for about 280 000 employers, as follows:

- $197 million in QPP contributions, representing average savings of $758 per employer;

- $224 million in QPIP premiums, representing average savings of $800 per employer.

This amount will be funded entirely by financial resources from the plans. As such, the measure will have no impact on the government's financial framework.

TABLE B.13

Savings linked to the decrease in employer contributions to the Québec Pension Plan and premium rates for the Québec Parental Insurance Plan - 2026

	Total annual savings (in $M)	Number of employers (thousands)	Average savings (dollars)
Québec Pension Plan	−197	260	−758
Québec Parental Insurance Plan	−224	280	−800
ALL REDUCTIONS	−421	280	−1 504

As an example, for an SMB with 10 employees earning $55 000, this represents total savings of more than $1 000 in 2026 compared to the situation that prevailed in 2025, namely:

- a $515 reduction in QPP contributions;

- a $495 reduction in QPIP premiums.

TABLE B.14

Illustration of savings from the reduction in Québec Pension Plan base plan contributions and Québec Parental Insurance Plan basic plan premiums for an SMB with 10 employees earning $55 000

(dollars)
	2025	2026	Savings
Québec Pension Plan	27 810	27 295	−515
Québec Parental Insurance Plan	3 806	3 311	−495
TOTAL	31 616	30 606	−1 010

B.28	Update on Québec’s Economic and Financial Situation

$5.7 billion to help businesses meet the challenges posed by the economic context

Overall, the recent measures announced by the government will reduce the tax burden on businesses by $5.7 billion by 2029-2030, as follows:

- $2.7 billion to extend and enhance the accelerated depreciation measures;

- $1.9 billion to reduce employer social security contributions to the Québec Pension Plan and the Québec Parental Insurance Plan;

- $1.1 billion for the cancellation of the increase in the corporate capital gains inclusion rate.

Easing of the tax burden on businesses by 2029-2030
(billions of dollars)
Total over five years
Extending and enhancing the accelerated depreciation measures	−2.7
Reducing employers' social security contributions	−1.9
Cancelling the increase in the capital gains inclusion rate	−1.1
TOTAL	−5.7

Protecting Our Purchasing Power and Our Economy	B.29

2.3 Promoting economic development in the regions

The contribution of the regions is essential to Québec's economic growth and prosperity. Over the years, Québec's regions have invested in and worked to transform their industries, which allowed them to diversify their operations, become more productive and boost their competitiveness in export markets.

However, the economy of the regions remains closely tied to the development of natural resources, made up of sectors that are particularly exposed to the difficult economic context and that face unique challenges threatening thousands of jobs and undermining the vitality of these regions of Québec.

That is particularly true for businesses in the forestry and agricultural sectors, for whom:

- tariffs imposed by our trading partners are increasing supply and operating costs, and creating a climate of uncertainty;

- climate change has led to important impacts;

- a loss of competitiveness compared to their competitors is observed, since several other Canadian provinces have abandoned their carbon pricing on fuel.

In this context, as part of the Update on Québec's Economic and Financial Situation - Fall 2025, the government is allocating $400.6 million over five years to promote the economic development of Québec's regions, as follows:

- $290.4 million to support the agricultural, forestry and fishing sectors;

- $65.0 million to extend the tax credit for Gaspésie and certain maritime regions of Québec;

- $45.2 million to renew the funding for the Réseau accès PME.

TABLE B.15

Financial impact of the measures to promote economic development in the regions

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Supporting the agricultural, forestry and fishing sectors	−41.3	−138.4	−109.1	−0.8	−0.8	−290.4
Extending the tax credit for Gaspésie and certain maritime regions of Québec	-	−2.5	−13.1	−22.9	−26.5	−65.0
Renewing the funding for the Réseau accès PME(1)	-	−22.6	−22.6	-	-	−45.2
TOTAL	−41.3	−163.5	−144.8	−23.7	−27.3	−400.6
(1) The appropriations will be granted to the Ministère de l'Économie, de l'Innovation et de l'Énergie.
B.30	Update on Québec’s Economic and Financial Situation

2.3.1 Supporting the agricultural, forestry and fishing sectors

Businesses in the agricultural, forestry and fishing sectors are drivers of economic development that support numerous jobs in Québec's regions.

In view of the particular challenges they face, additional support totalling $290.4 million over five years, of which the majority will be in the first three years, is set aside to respond rapidly to their liquidity problems and to increase their economic resilience, namely:

- $254.7 million to take immediate action to support sectors essential to regional vitality with a temporary payroll tax holiday;

- $30.0 million to support the competitiveness of the agricultural sector;

- $4.0 million to extend the patronage dividend tax deferral mechanism to support agricultural cooperatives;

- $1.7 million to extend the income-averaging mechanism for forest producers.

TABLE B.16

Financial impact of the measures to support the agricultural, forestry and fishing sectors

(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Taking immediate action to support sectors that are essential to regional vitality(1)	−31.3	−126.3	−97.1	-	-	−254.7
Supporting the competitiveness of the agricultural sector(2)	−10.0	−10.0	−10.0	-	-	−30.0
Extending the patronage dividend tax deferral mechanism to support agricultural cooperatives	-	−1.0	−1.0	−1.0	−1.0	−4.0
Extending the income-averaging mechanism for forest producers	-	−1.1	−1.0	0.2	0.2	−1.7
TOTAL	−41.3	−138.4	−109.1	−0.8	−0.8	−290.4

(1) The share of public transit funding from the Electrification and Climate Change Fund will be increased, to release the financial resources needed to implement this measure.

(2) Funding for this measure will be drawn from the Electrification and Climate Change Fund.

Protecting Our Purchasing Power and Our Economy	B.31

The forestry sector: An important pillar of the economy of the regions

The forestry sector has faced major challenges in recent years, such as extreme weather events linked to climate change and the trade dispute surrounding softwood lumber.

These challenges have recently been heightened by the increase in tariffs imposed by the U.S. federal government, which raise uncertainty and affect forestry businesses.

Transformation of a sector that is key for Québec's economy

Québec's forest products industry is an important pillar of its economy in the regions. In recent years, the economic, industrial and geopolitical situation has changed.

Today's context is difficult. Falling forest product prices are reducing businesses' liquidity and profitability. In several regions, volumes of harvested wood are insufficient compared to production capacity.

Change is needed for the industry to become more agile, resilient and competitive, and to restore a balance between supply and demand. The government intends to support this transition while also simplifying the business environment and proposing targeted adjustments for regulating the forestry sector.

In the short term, the government will continue to support businesses hard hit by the U.S. tariffs, particularly for liquidity needs and in collaboration with the federal government.

The government will also be there to support affected communities and workers.

Additional federal government intervention is required

The Québec government will encourage the federal government to continue its negotiation efforts with the United States with a view to ending the current tariffs.

Last August, the federal government announced a $1.2-billion envelope to support forestry businesses across Canada. For Québec, this offer remains insufficient to meet the needs of industry stakeholders.

The Québec government is therefore calling for an increase in federal funding for this key sector, in addition to demanding that the distribution of this amount be equitable so that Québec businesses get their fair share.

B.32	Update on Québec’s Economic and Financial Situation

Significant support for the forestry sector facing major challenges

Nearly $1.7 billion in support for the forestry sector since Budget 2023-2024

Over the past few years, the government has earmarked significant amounts to support the forestry sector, totalling $1.7 billion since Budget 2023-2024:

- $128.0 million in Budget 2023-2024, in particular to increase investment in silviculture work;

- $469.0 million in the fall 2023 update, mainly for initiatives in response to the exceptional forest fires of summer 2023;

- $527.5 million in Budget 2024-2025, in particular to increase silviculture investments in public and private forests;

- $455.0 million in the fall 2024 update, in particular to invest in reforestation efforts;

- $94.7 million in Budget 2025-2026, in particular to diversify the forest products industry and foster innovation.

Several assistance programs already in place

Forestry companies are also eligible for a variety of financial assistance measures that are primarily designed to:

- support the short-term liquidity needs of businesses affected by tariffs through the FRONTIERE and PARESAU programs;

- support projects that would increase their productivity, foster innovation and diversify their markets, including:

▪ the Panorama program, which combines funding and support services to support and strengthen businesses in their market diversification strategies,

▪ the ESSOR program, which supports the innovation and productivity investments of businesses, enabling them to position themselves advantageously with major customers, diversify their markets and ensure their growth,

▪ the Wood Innovation Program, which encourages investment in innovation projects and the processing of low-grade wood,

▪ the Wood Construction Innovation Program, which aims to increase the use of wood in construction, support innovation and reduce GHG emissions in construction,

▪ the investment and innovation tax credit (C3i), which aims to encourage business investment projects by supporting the cost of acquiring certain types of goods, notably manufacturing and processing equipment, with enhanced rates in the regions,

▪ the Natural Resources and Energy Capital Fund, which aims to encourage the development of natural and energy resources through financial participation in the projects of businesses.

Protecting Our Purchasing Power and Our Economy	B.33

❏ Taking immediate action to support sectors that are essential to regional vitality

Agriculture, forestry and fishing are important sectors for the economy of Québec's regions.

- In addition, these sectors are facing major challenges that impact their competitiveness, such as the imposition of tariffs and the federal government's abandonment of the carbon tax on fuel.

In this context, the Update on Québec's Economic and Financial Situation - Fall 2025 provides a two-year payroll tax holiday to provide rapid assistance to businesses and to support jobs in these sectors.

Accordingly, the contribution rate to the Health Services Fund (HSF) will be reduced to 0% in 2026 and 2027 for the following industries:

- agricultural crops, livestock and aquaculture;

- logging, sawmills and pulp and paper mills;

- fisheries.

The introduction of this HSF contribution holiday represents $254.7 million between now and 2027-2028 to support these sectors that are essential to the vitality of the regions.

 Fast and direct support for businesses

With an implementation date of January 1, 2026, this temporary HSF contribution holiday represents fast and direct support for businesses in the targeted sectors, enabling them to free up essential cash to continue their activities and fostering the retention of workers.

This represents average annual support per business of:

- more than $43 000 for the forestry sector;

- nearly $6 000 for the agricultural sector;

- nearly $2 500 for the fishing sector.

B.34	Update on Québec’s Economic and Financial Situation

 A decrease in the tax burden for the benefit of the regions

Since businesses in the agriculture, forestry and fishing sectors are primarily in the regions, the HSF contribution holiday will be particularly beneficial to them. It will represent, for example, an average reduction in annual contributions of:

- $9 600 for employers in Bas-Saint-Laurent, which will help to retain over 10 000 workers;

- $6 300 for employers in Chaudière-Appalaches, which will support the retention of nearly 15 000 workers;

- $9 500 for employers in Montérégie, which will help to retain over 22 000 workers;

- $12 200 for employers in Saguenay-Lac-Saint-Jean, which will support the retention of over 7 000 workers.

On average, this represents assistance of almost $10 000 per business applied to the salaries of nearly 134 000 workers in all regions of Québec.

 A reduction in the payroll tax burden in addition to the decrease in employer social security contributions

The temporary HSF contribution holiday is in addition to the decrease in employer social security contributions announced as part of the Update on Québec's Economic and Financial Situation - Fall 2025.

- Businesses in the agricultural, forestry and fishing sectors will benefit from an annual reduction of $8 million in their QPP and QPIP contributions, in addition to a $127 million reduction in their HSF contributions, which brings the total reduction in payroll taxes to $135 million per year for businesses in these sectors.

❏ Supporting the competitiveness of the agricultural sector

The agricultural sector faces major challenges in terms of competitiveness and productivity. Despite their commitment to the fight against climate change, some farmers have no other choice but to consume fossil fuel, particularly for the use of farm machinery.

This puts them at a disadvantage due to the abandonment of carbon pricing in neighbouring jurisdictions, and in an uncertain economic context.

To help Québec farmers remain competitive and provide them with timely additional assistance, the government is earmarking $30 million over three years for a support measure in the Update on Québec's Economic and Financial Situation - Fall 2025.

The Minister of Agriculture, Fisheries and Food will announce the details of this initiative at a later date.

Protecting Our Purchasing Power and Our Economy	B.35

❏ Extending the patronage dividend tax deferral mechanism to support agricultural cooperatives

The patronage dividend tax deferral mechanism allows a member who receives a patronage dividend from an eligible cooperative in the form of preferred shares to defer taxation of the patronage dividend until disposal of the preferred shares.

- For cooperatives, this mechanism facilitates their capitalization by encouraging their members to reinvest in them.

To support the growth of Québec's cooperatives, especially agricultural cooperatives, the government plans to extend this mechanism by five years, until December 31, 2030, as part of the Update on Québec's Economic and Financial Situation - Fall 2025.

This action will enable nearly 2 000 cooperative members to continue to benefit from this tax incentive and meet the capitalization needs of cooperatives.

TABLE B.17

Summary of patronage dividend tax deferral mechanism parameters

Eligible taxpayer	Member-corporation or individual-of a cooperative or a federation of cooperatives who receives a patronage dividend in the form of a preferred share of a cooperative that holds an eligibility certificate issued by the Minister of Economy, Innovation and Energy.
How the mechanism works	Deduction in calculating taxable income of the amount of the patronage dividend allocated to the member in the form of a preferred share or the member's share of the patronage dividend.
The amount deducted will generally have to be included in the taxpayer's taxable income at a later date when the eligible units are sold.
Expiry date	Patronage dividends must be allocated in the form of preferred shares no later than December 31, 2030.
B.36	Update on Québec’s Economic and Financial Situation

❏ Extending the income-averaging mechanism for forest producers

In addition to the existing assistance programs for the forestry sector, the income-averaging measure for forest producers, designed to promote the contribution of private forests to the supply of Québec's wood-processing plants, enables private forest owners to spread the reporting of income from wood sales over a 10-year period.

- This reduces their tax burden when their wood goes to market.

To further support the forestry industry, which is currently facing several challenges, the government is extending the measure by two years, until December 31, 2027, in the Update on Québec's Economic and Financial Situation - Fall 2025.

This move will enable some 350 forest producers to continue to benefit from this tax incentive aimed at stimulating the sale of wood from private forests.

TABLE B.18 Summary of parameters for the income-averaging mechanism for forest producers
Eligible individual or corporation	Individual residing in Québec or private corporation under Canadian control with paid-up capital of less than $50 million and recognized as a forest producer in respect of a private forest
Income-averaging conditions

When calculating taxable income, an amount not exceeding 85% of the lesser of $200 000 and the net annual income generated by the sale, other than retail sales, of wood from the operation of a private forest, is deducted

When calculating the producer's taxable income, all or at least 10% of the amount deducted is included

Expiry date	Income from the sale of wood, other than retail sales, must be earned in the taxation year ending no later than December 31, 2027.

Protecting Our Purchasing Power and Our Economy	B.37

2.3.2 Extending the tax credit for Gaspésie and certain maritime regions of Québec

Despite significant progress, some businesses based in the maritime regions of Québec, particularly in the seafood processing sector, are facing major challenges, as their exports are heavily dependent on the U.S. market in a context of tariff threats and they face significant competition.

As part of the Update on Québec's Economic and Financial Situation - Fall 2025, the government intends to continue its support for the economic development of Gaspésie-Îles-de-la-Madeleine and other maritime regions of Québec. To do so, it is providing for:

- a five year extension of the tax credit for Gaspésie and certain maritime regions of Québec, until December 31, 2030;

- the addition of the La Matapédia, La Mitis and Rimouski-Neigette RCMs to the eligible territories with regard to the seafood processing sector, to ensure equity between businesses in Québec's maritime regions.

This support of $65 million over four years will enable around one hundred businesses to remain competitive, invest in modernization projects and thus contribute to the Québec economy.

TABLE B.19

Key tax credit parameters for Gaspésie and certain maritime regions of Québec
- After the fall 2025 update

Activity sectors	Eligible territories			Rates and ceilings
	Gaspésie-Îles- de-la-Madeleine	Côte-Nord	Bas-Saint-Laurent
Seafood processing	Yes	Yes	Eastern Bas-Saint-Laurent(1)	- 15% of qualified wages paid
Manufacturing of wind turbines or production of wind energy	Yes	No	La Matanie RCM	- Maximum assistance of $12 500 per job
Manufacturing or processing of peat or slate products	Yes	Yes	Yes

Other manufacturing activities	Yes	No	No
Mariculture and marine biotechnology	Yes	Yes	Yes	- 30% of qualified wages paid
Tourism and leisure	Îles-de-la-Madeleine	No	No	- Maximum assistance of $25 000 per job
Note: The tax credit is scheduled to end on December 31, 2030. (1) Eastern Bas-Saint-Laurent includes the RCMs of La Matanie, La Matapédia, La Mitis and Rimouski-Neigette.
B.38	Update on Québec’s Economic and Financial Situation

2.3.3 Renewing the funding for the Réseau accès PME

Réseau accès PME, formerly Accès entreprise Québec (AEQ), provides small and medium-sized businesses in any industry and at any stage of growth with a gateway to support and advice.

This network is made up of the economic development teams of the RCMs and their delegating bodies. Through the network, more than 450 professionals from the various RCMs work with business owners to help them structure, develop and accelerate their business projects.

To extend its support for Réseau accès PME, the government has earmarked $45.2 million over two years in the Update on Québec's Economic and Financial Situation - Fall 2025.

- This will help maintain resources dedicated to supporting businesses within the RCMs to provide local services.

Protecting Our Purchasing Power and Our Economy	B.39

2.4 Creating research chairs in areas of strategic importance to Québec

In early 2025, the U.S. administration weakened the scientific research ecosystem of its country, notably through substantial cuts in research budgets and the imposition of new policy directions in several sectors, which raises concerns in regard to academic freedom. These changes led some U.S. researchers to consider relocating to countries offering a more favourable environment for scientific research.

This backdrop presents a unique opportunity to attract researchers to work in Québec's universities and laboratories.

To this end, as part of the Update on Québec's Economic and Financial Situation - Fall 2025,
the Québec government is announcing the imminent creation of 10 research chairs in areas of strategic importance to Québec. This initiative represents an investment of $10 million, which will help attract international talent working in priority sectors for Québec's development.

The federal government's international talent attraction strategy

The Québec government's initiative complements the federal government's international talent attraction strategy, aimed at stimulating innovation and growth in key sectors.

In its budget tabled on November 4, 2025, the federal government indicated its intention to recruit over a thousand world-class foreign researchers. The expertise of these researchers will strengthen Canada's international competitiveness and contribute to the economy of tomorrow.

In order to foster research excellence in Canada, the federal government proposes, in its 2025 budget, to fund a series of recruitment measures:

- an accelerated recruitment initiative among research chairs to encourage exceptional foreign researchers to come work in Canadian universities;

- a complementary stream of research infrastructure support to ensure these recruited researchers have the equipment they need to conduct research in Canada;

- an easier relocation of top international doctoral students and post-doctoral fellows to Canada;

- assistance offered to universities to recruit international assistant professors.

B.40	Update on Québec’s Economic and Financial Situation

FINANCIAL IMPACT

TABLE B.20

Financial impact of the actions to protect our purchasing power and our economy
(millions of dollars)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Returning money to Quebecers
Reducing workers' social security contributions(1)	-	-	-	-	-	-
Indexing the tax system for the benefit of all Quebecers(2)	−217.9	−934.4	−951.5	−965.9	−980.8	−4 050.5
Acting now to ensure the well-being of more vulnerable individuals
- Continuing home adaptation and renovation
▪ Increasing the funding of the Residential Adaptation Assistance Program	−10.0	−10.0	-	-	-	−20.0
▪ Increasing the funding of the RénoRégion program	−3.4	−10.1	−12.3	−3.7	-	−29.5
Subtotal - Continuing home adaptation and renovation	−13.4	−20.1	−12.3	−3.7	-	−49.5
- Strengthening emergency assistance to address homelessness	−5.0	-	-	-	-	−5.0
- Enhancing mixed psychosocial intervention practices	−0.3	−0.8	−0.8	−0.8	−0.8	−3.5
- Enhancing the special benefit for infant formula as part of social assistance	-	−0.2	−0.2	−0.2	−0.2	−0.8
Subtotal - Acting now to ensure the well-being of more vulnerable individuals	−18.7	−21.1	−13.3	−4.7	−1.0	−58.8
Subtotal - Returning money to Quebecers	−236.6	−955.5	−964.8	−970.6	−981.8	−4 109.3

Protecting Our Purchasing Power and Our Economy	B.41

TABLE B.20 Financial impact of the actions to protect our purchasing power and our economy (cont.)
(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Increasing Québec's economic resilience
Stimulating business investment	−4.9	−31.3	−34.7	−29.6	−29.6	−130.1
Reducing employers' social security contributions(1)	-	-	-	-	-	-
Promoting economic development in the regions
- Supporting the agricultural, forestry and fishing sectors
▪ Taking immediate action to support sectors that are essential to regional vitality(3)	−31.3	−126.3	−97.1	-	-	−254.7
▪ Supporting the competitiveness of the agricultural sector(4)	−10.0	−10.0	−10.0	-	-	−30.0
▪ Extending the patronage dividend tax deferral mechanism to support agricultural cooperatives	-	−1.0	−1.0	−1.0	−1.0	−4.0
▪ Extending the income-averaging mechanism for forest producers	-	−1.1	−1.0	0.2	0.2	−1.7
Subtotal - Supporting the agriculture, forestry and fishing sectors	−41.3	−138.4	−109.1	−0.8	−0.8	−290.4
- Extending the tax credit for Gaspésie and certain maritime regions of Québec	-	−2.5	−13.1	−22.9	−26.5	−65.0
- Renewing the funding for the Réseau accès PME	-	−22.6	−22.6	-	-	−45.2
Subtotal - Promoting economic development in the regions	−41.3	−163.5	−144.8	−23.7	−27.3	−400.6
Creating research chairs in areas of strategic importance to Québec	−0.5	−2.0	−2.0	−2.0	−2.0	−8.5
Subtotal - Increasing Québec's economic resilience	−46.7	−196.8	−181.5	−55.3	−58.9	−539.2
TOTAL - PROTECTING OUR PURCHASING POWER AND OUR ECONOMY	−283.3	−1 152.3	−1 146.3	−1 025.9	−1 040.7	−4 648.5

(1) Reductions in the contribution rates and premium rates for the Québec Pension Plan and Québec Parental Insurance Plan respectively are entirely funded by each plan. They therefore have no impact on the government's financial framework.

(2) The amounts are already included in the financial framework through the government's own-source revenue forecasts.

(3) The share of public transit funding from the Electrification and Climate Change Fund will be increased, to release the financial resources needed to implement this measure.

(4) Funding for this measure will be drawn from the Electrification and Climate Change Fund.

B.42	Update on Québec’s Economic and Financial Situation

Section C

THE QUÉBEC ECONOMY: RECENT DEVELOPMENTS
AND OUTLOOK FOR 2025 AND 2026

Summary	C.3

1. Québec's economic situation	C.7

1.1 Economic growth will continue despite the impact of the trade dispute	C.7

1.2 Reduced migration flow slows population growth	C.9

1.3 The Québec government maintains its objective of increasing economic potential	C.11

1.4 Changes in migration trends will be felt in the labour market	C.14

1.5 Domestic demand will support growth in economic activity	C.16

1.6 Household consumption expenditure will remain strong	C.17

1.7 Residential investment benefits from lower interest rates and significant accumulated demand	C.19

1.8 Uncertainty weighs on non-residential business investment	C.21

1.9 The value of government investment reaches a high	C.22

1.10 The external sector will adjust to the new trade environment	C.23

1.11 Inflation is under control	C.25

1.12 Nominal GDP growth slows	C.28

1.13 Forecasts comparable to those of the private sector	C.29

2. The situation of Québec's main economic partners	C.31

2.1 The economic situation in Canada	C.32

2.2 The economic situation in the United States	C.36

3. The global economic situation	C.43

4. Developments in financial markets	C.49

5. The main risks that may influence the forecast scenario	C.53

C.1

SUMMARY

The global context is profoundly marked by geopolitical, economic, and technological upheavals. Nevertheless, Québec is entering this period of turbulence in an excellent position to meet the challenges and seize new opportunities.

Since 2018, despite a difficult economic environment and the shock of the pandemic, Québec has done better than the rest of Canada. The significant initiatives implemented by the Québec government to increase the potential of the economy have led to the creation of more wealth.

- Québec's strong economic performance has helped to reduce the standard of living gap, as defined by real GDP per capita, with Ontario and the rest of Canada.

Between 2018 and 2024, the standard of living rose by 4.9% in Québec, while it fell in Ontario (−0.3%) and in the rest of Canada (−0.9%).

- The standard of living gap thus decreased from 15.9% in 2018 to 10.2% in 2024 in relation to Ontario and from 20.2% to 13.6% in relation to the rest of Canada.

- At the same time, the Québec government has better protected its citizens' wallets than its neighbouring provinces have over the last few years, thereby strengthening the financial position of Québec households.

- Between 2018 and 2024, household purchasing power, measured by disposable income in real terms per capita, improved by 9.2% in Québec compared with 5.1% in Ontario and in the rest of Canada.

- Quebecers' debt ratio (145.9% in 2024), that is, the value of household liabilities as a proportion of disposable income, is lower than that of Ontarians (210.7%) and Canadians (180.5%).

- In 2024, Québec households had a higher savings rate (8.3%) than that in Ontario (4.1%) and Canada (5.0%).

- The labour market remains resilient, although it is showing signs of slowing.

- In particular, the unemployment rate rose from an average of 5.3% in 2024 to an average of 5.7% for the months available in 2025. Nevertheless, it remains one of the lowest among Canadian provinces (6.9% on average for Canada as a whole in 2025).

- Moreover, the easing of monetary policy has put the residential sector on the road to recovery.

- In addition, the Canadian dollar, which remains at a low level, supports the competitiveness of exports.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.3

❏ Growth will continue despite the new global environment

Since the spring of 2025, the multiplication of the tariffs imposed by the United States and the resulting uncertainty disrupt trade and hamper investment projects. These effects are expected to continue to constrain economic activity in 2026. Against this backdrop, the outlook has been revised downward in many economies compared to what was forecast in Budget 2025-2026.

- Global real GDP growth is expected to stand at 3.0% in 2025 and 2026, whereas a gain of 3.1% was forecast for both years in March.

Like the global economy, real GDP growth in Québec has been tempered by the trade dispute and the climate of uncertainty.

- Following an increase of 1.7% in 2024, which is higher than forecast in the budget (1.4%), real GDP is expected to grow by 0.9% in 2025 and 1.1% in 2026.

- It should be noted that respective gains of 1.1% and 1.4% were forecast last March.

The fall 2025 update on Québec's economic and financial situation is based on the premise that the average effective rate of tariffs imposed by the United States should remain below 10%. It should be recalled that the economic forecasts in the 2025-2026 budget were based on the assumption that the effects would be on average equivalent to 10% tariffs and that they would be in place for a transitional period of around two years. However, it now seems likely that certain tariff measures will persist or even become permanent.

Economic activity in Québec should continue to grow, reaching 0.9% in 2025, and then 1.1% in 2026.

Certain tariff measures could be persistent, or even permanent. This context is holding back exports to the United States and non-residential business investment, which will limit potential economic growth in Québec and Canada.

TABLE C.1 Economic growth
(real GDP, percentage change)
	2023	2024	2025	2026
Québec	0.7	1.7	0.9	1.1
- March 2025	0.6	1.4	1.1	1.4
Canada	2.0	2.0	1.2	1.1
- March 2025	1.5	1.5	1.4	1.6
United States	2.9	2.8	1.8	1.9
- March 2025	2.9	2.8	1.8	1.9
World(1)	3.5	3.4	3.0	3.0
- March 2025	3.4	3.2	3.1	3.1

(1) Global GDP is expressed in purchasing power parity.

Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

C.4	Update on Québec’s Economic and Financial Situation

The effective tariff rate remains low, but uncertainty persists

The global economy is operating in an uncertain environment, exacerbated by intensifying trade tensions. Since the beginning of 2025, the United States has imposed various tariffs aimed at redefining its trade relations and protecting U.S. industry. As at November 7, the United States maintained a series of tariff measures against Canada, notably tariffs of:

- 35% on all imports of goods except energy products, critical minerals and potash, which were subject to a 10% tariff. However, most Canadian products that comply with the rules of origin of the
Canada-United States-Mexico Agreement (CUSMA) were exempt from these tariffs;

- 50% on steel, aluminum and copper;

- 45% on lumber, with 35% in countervailing and anti-dumping duties plus an additional 10% following a U.S. national security investigation;

- 25% on non-U.S. vehicle components, including cars, medium- and heavy-duty trucks, and certain parts, as well as 10% on all buses and coaches;

- 25% on various products, including upholstered furniture as well as kitchen cabinets and vanities.

The introduction of tariffs has encouraged businesses to boost their products' compliance with CUSMA rules. In July 2025, approximately 84% of Canadian exports met CUSMA compliance criteria, compared to 38% in 2024.

Thus, despite the many announcements, the effective tariff rate applicable to all Canadian exports to the United States remains relatively low.

- In July, the rate averaged 3.0% for Canadian exports. However, it could increase in the coming months due to the possible implementation of new tariff measures targeting certain sectors.

In light of recent developments, the baseline scenario of the Ministère des Finances estimates that the average effective tariff rate should remain below 10%. However, some tariff measures are likely to be persistent, or even permanent. This context is holding back exports to the United States and non-residential business investment, which will limit potential economic growth in Québec and Canada.

Average effective rate of U.S. tariffs on Canadian products in 2025
(per cent)

Note: More recent data has not been published due to the government shutdown in the United States. This rate represents the total tariff revenue from imports of Canadian products divided by the total value of customs transactions. This estimate differs from the theoretical effective rate based on the value of 2024 imports.

Sources: United States International Trade Commission and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.5

❏ Inflation remains under control despite the trade dispute

Since early 2024, inflationary pressures have eased, and price growth has remained stable in several economies. Nevertheless, inflation remains sensitive to disruptions in international trade.

- Tariffs increase the prices of imported goods and disrupt supply chains, which can be reflected in producer and consumer prices.

Thus, although the overall trend is toward moderating global inflation, the strengthening of protectionist measures could slow this trend and limit the ability of central banks to ease monetary policy in certain countries.

Nevertheless, inflationary pressures have remained low since the beginning of 2025, due in particular to slowing growth in demand, which is partly reflected in relatively low energy prices.

Overall, upward and downward pressures on inflation will balance each other out. Consequently, the latter is expected to remain fairly close to central bank targets. In particular:

- in Canada, annual growth in the Consumer Price Index (CPI) is expected to remain relatively stable, averaging 1.9% in 2025 and 2.0% in 2026;

- in Québec, inflation is expected to average 2.2% in 2025 and 2.1% in 2026.

- Between June 2024 and March 2025, annual price growth in Québec was lower than that observed in Canada. Since then, inflation in the province has exceeded that observed in the country as a whole. This trend is due in particular to housing costs, which are rising more rapidly than in Canada, and by the decline in gasoline prices, which has been less pronounced in Québec than in the country as a whole.

- Over the next few months, annual inflation in Québec is expected to return to a growth rate comparable to that observed in Canada. In particular, the temporary effect on inflation resulting from the abolition of the carbon tax in Canada will dissipate starting in April 2026. In addition, the gradual rebalancing of the Québec residential market will help ease pressure on housing prices.

TABLE C.2 Consumer Price Index
(percentage change)
	2023	2024	2025	2026
Québec	4.5	2.3	2.2	2.1
- March 2025	4.5	2.3	2.1	2.0
Canada	3.9	2.4	1.9	2.0
- March 2025	3.9	2.4	2.2	2.1
United States	4.1	3.0	2.7	2.5
- March 2025	4.1	3.0	2.5	2.5
Euro area(1)	5.4	2.4	2.1	1.9
- March 2025	5.4	2.4	2.1	2.0
World(1)	6.7	5.8	4.2	3.7
- March 2025	6.7	5.7	4.2	3.5

(1) International Monetary Fund's October 2025 forecast compared to the January 2025 forecast.

Sources: Statistics Canada, S&P Global, International Monetary Fund, Eurostat and Ministère des Finances du Québec.

C.6	Update on Québec’s Economic and Financial Situation

1. QUÉBEC'S ECONOMIC SITUATION

1.1 Economic growth will continue despite the impact of the trade dispute

As projected in Budget 2025-2026, economic growth is moderating. Real GDP is expected to increase by 0.9% in 2025 and 1.1% in 2026, after a gain of 1.7% in 2024.

- Economic growth will continue to be hampered by rising protectionism in the United States, Québec's main trading partner. Moreover, population growth will slow from 2.0% in 2024 to 0.7% in 2025, then to 0.1% in 2026, which will moderate economic activity.

- Nevertheless, the economy is showing signs of resilience. Growth is supported, in particular, by interest rate cuts and tax reductions, and by the fact that energy prices, including those for petroleum products, remain relatively low. In addition, the rise in stock markets has benefited households, generating a wealth effect that stimulates consumption.

The slowdown in economic growth in 2025 and 2026 will be more pronounced than projected in the last budget.

- On the one hand, economic growth in 2024 was significantly higher than forecast in the 2025-2026 budget (+1.4%).

- On the other hand, the impact of the implementation of tariffs and the climate of uncertainty has been more marked than anticipated.

- Furthermore, some tariff measures are likely to be persistent, or even permanent. This context is holding back exports to the United States and non-residential business investment, which will limit potential economic growth in Québec and Canada.

CHART C.1 Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.7

The Québec economy is resilient despite trade uncertainty

The trade dispute disrupted the Québec economy during the first half of 2025.

- During the first quarter, businesses increased their trade volume before the tariffs were implemented. As a result, exports (+1.9%) and imports (+1.8%) grew quickly. In addition, businesses accumulated more inventory. Overall, real GDP in Québec grew 0.4% in the first quarter.

- The implementation of tariffs and the significant uncertainty stemming from the trade dispute slowed economic activity in the second quarter, with real GDP falling 0.6%.

Despite the significant volatility observed in the last few months, the indicators available for the third quarter point to a slight recovery in economic activity.

Meanwhile, Québec's labour market is resilient despite certain signs of a slowdown.

- On average, for the first 10 months of 2025, and compared to the same period in 2024, 86 100 jobs were created in Québec (+1.9%). In October, the unemployment rate (5.3%) was the lowest among the provinces (6.9% in Canada as a whole), and the employment rate for people aged 15 to 64 (77.5%) remained the highest in Canada (74.3% in the country as a whole).

The labour market's resilience is reflected in household consumption. Retail sales in nominal terms are up 4.1% for the first eight months of 2025 compared to the same period in 2024.

Moreover, the cycle of interest rate cuts that began in June 2024 puts Québec's residential sector on a path to a sustainable recovery, as housing starts and transactions on the resale market have been at a high level since the beginning of 2025.

Recent economic indicators in Québec
(percentage change compared to the previous period in real terms, unless otherwise indicated)
	Aug.	Sept.	Oct.	Q1	Q2	Q3(1)	2024	2025(1)
GDP at market prices	-	-	-	0.4	−0.6	-	1.7	1.2
Household consumption expenditure	-	-	-	−0.3	1.0	-	2.5	3.6
Non-residential business investment	-	-	-	0.7	−1.1	-	5.5	−1.1
Jobs (thousands)	7.5	−4.7	11.5	27.2	10.4	−1.6	43.2	86.1
Unemployment rate (per cent)	6.0	5.7	5.3	5.5	6.0	5.7	5.3	5.7
Retail sales (nominal terms)	1.8	-	-	−0.8	1.0	1.3	2.1	4.1
Consumer Price Index(2)	2.7	3.3	-	1.9	2.0	2.8	2.3	2.2
Housing starts (thousands)	56.0	59.8	-	56.8	60.2	59.0	48.7	58.7
Existing home sales (thousands)	99.5	98.7	-	97.1	96.6	98.4	90.2	97.3
International exports of goods	0.7	-	-	4.2	−13.3	−3.1	2.9	−3.9
Manufacturing shipments (in nominal terms)	−1.6	-	-	0.5	−6.2	4.1	1.6	−0.1

(1) Cumulative of available periods compared to the previous period.

(2) Change compared to the previous year.

Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation, Centris and Canadian Real Estate Association.

C.8	Update on Québec’s Economic and Financial Situation

1.2 Reduced migration flow slows population growth

The reduction in temporary immigration flows in Québec and Canada has had a marked effect on population growth, which, after reaching record highs, has slowed significantly.

- In Québec, the population increased by only 0.7% in 2025, compared to strong annual gains of 1.8% in 2023 and 2.0% in 2024.

- Except for 2021, which was marked by border restrictions related to the pandemic, this is the lowest growth observed in Québec since 2016.

- In Canada, population growth increased from 2.8% in 2023 to 3.0% in 2024 and then dropped to 0.9% in 2025.

In 2026, population growth is expected to remain very low in Québec (+0.1%), while a slight decline is expected in the country as a whole (−0.2%). In particular, a significant decline in the population aged 15 to 64 is forecast, both in Québec (−0.7%) and in Canada (−1.0%).

- This trend is due, in particular, to the various measures announced by the federal and Québec governments to reduce the number of non-permanent residents, as well as to the adjustment to their permanent immigration targets.

- In particular, in Québec, the number of non-permanent residents is expected to decrease from approximately 562 300 in 2025 to 375 000 by the end of 2029. Moreover, the annual admission target for permanent residents decreased from 65 000 to 45 000 for the period from 2026 to 2029.

CHART C.2 Population in Québec and Canada	CHART C.3 Population aged 15 to 64 in Québec and Canada
(percentage change)	(percentage change)

Sources: Statistics Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.	Sources: Statistics Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.9

Population growth is slowing down in the country as a whole

As at July 1, 2025, Québec had a population of 9 058 300, an increase of 62 800 compared to the same period in 2024 (+0.7%). This population growth was entirely due to net international migration. Between July 1, 2024 and July 1, 2025:

- Québec welcomed just over 57 600 permanent immigrants, and the number of non-permanent residents increased by approximately 21 000. Interprovincial migration losses amounted to under 5 100 individuals;

- natural increase, which is the number of births (77 200) minus the number of deaths (79 700), did not contribute to population growth for the second year in a row.

Even though population growth continued, it slowed considerably over the past year.

After strong annual increases of 1.8% as at July 1, 2023 and 2.0% as at July 1, 2024, Québec's population grew by just 0.7% as at July 1, 2025. The slowdown is even more marked in Ontario. Ontario's population growth year over year fell from 3.3% as at July 1, 2024 to 0.7% as at July 1, 2025.

This trend is explained by the reduction in temporary immigration flows.

- After a net gain of 134 400 individuals in 2024, the number of non-permanent residents in Québec increased by only 21 000 in 2025. This trend even reversed across Canada, as approximately 15 000 non-permanent residents left Canada in 2025 after a historic increase of 781 100 non-permanent residents in 2024.

It should be noted that in an effort to slow population growth, the federal government stated, in March 2024 its objective of reducing the number of non-permanent residents. In Budget 2025-2026, it announced that it intended to reduce the share of non-permanent residents in the Canadian population to 5% or less by the end of 2027. This share stood at 7.3% as at July 1, 2025. The Québec government has also implemented various temporary measures to limit immigration growth in the province. These include suspending the processing of Labour Market Impact Assessments (LMIAs) for certain low-wage positions in the Montréal and Laval regions, ending the Québec Experience Program (PEQ) and temporarily suspending invitations to submit a permanent selection application under the Regular Skilled Worker Program (PRTQ).

Population growth rate	Number of non-permanent residents
(annual percentage change)	(percentage of total population)

Source: Statistics Canada.	Source: Statistics Canada.

C.10	Update on Québec’s Economic and Financial Situation

1.3 The Québec government maintains its objective of increasing economic potential

Since the fall of 2018, significant steps have been taken to increase Québec's economic potential to create more wealth. These steps have supported Québec's strong economic performance, which resulted in a considerable increase in the standard of living, as defined by real GDP per capita.

Nevertheless, in 2023 and 2024, the standard of living declined slightly in Québec.

- The effects of high inflation and restrictive monetary policy slowed the growth of real GDP in 2023. In addition, temporary factors specific to Québec, such as forest fires, low runoff in Hydro-Québec's basins, and strikes in the public and parapublic sectors, also slowed growth in economic activity.

- In 2024, Québec's record population growth due to immigration moderated the impact of accelerated real GDP growth on the standard of living. This effect on the standard of living is temporary. It will gradually fade over the next few years as newcomers integrate into the economy.

In 2025, the increase in economic activity, combined with a slowdown in population growth, is expected to allow the standard of living to return to growth.

In 2026, real GDP per capita should stand at just over $54 474, which represents a gain of 6.2% compared to 2018.

CHART C.4 Québec's standard of living
(real GDP in chained 2017 dollars per capita)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.11

❏ Gaps in living standards with Ontario and the rest of Canada have narrowed significantly since 2018

Québec's strong economic performance since 2018 has narrowed the gaps in living standards with Ontario and the rest of Canada.

- Between 2018 and 2022, the standard of living measured by real GDP per capita rose by an average of 1.5% per year in Québec, compared to increases of just 0.5% in Ontario and 0.3% in the rest of Canada. Québec's standard of living gap thus narrowed from 15.9% in 2018 to 11.3% in 2022 in relation to Ontario, and from 20.2% to 14.4% in relation to the rest of Canada.

From 2023 to 2024, real GDP per capita declined, both for Québec (−1.3%) and for its main trading partners (−2.3% in Ontario and −2.0% in the rest of Canada). However, since the relative changes in the standard of living were more favourable in Québec than in Ontario and the rest of Canada during that period, gains in terms of catching up on the standard of living gap continued.

- As a result, the gap in real GDP per capita between Québec and Ontario continued to narrow, reaching 10.2% in 2024. The gap with the rest of Canada narrowed to 13.6% in 2024.

In 2025 and 2026, increased economic activity combined with slower population growth will allow the standard of living to resume an upward trajectory in Québec. However, as the slowdown in population growth is even more marked in Ontario and the rest of Canada, the gap in living standards with Québec will widen slightly.

Despite this temporary widening of the gap, the standard of living is expected to increase by 6.2% in Québec in 2026 compared to 2018, a larger gain than in Ontario (+1.3%) and the rest of Canada (+0.9%).

The government is maintaining its objective of reducing the standard of living gap with Ontario to 10% in 2026 and to catch up with Ontario's real GDP per capita by 2036.

- It intends to continue to act on the main determinants of living standards and to close the gap in the standard of living between Québec and Ontario.

TABLE C.3 Change in standard of living
(real GDP per capita, change and gap with Québec in per cent)
	2018	2019	2020	2021	2022	2023	2024	2025	2026	Between 2018 and 2026(1)
Change
- Québec	1.6	1.7	−5.5	7.0	3.3	−1.0	−0.3	0.2	1.1	6.2
- Ontario	1.5	0.4	−5.8	5.5	2.2	−0.7	−1.6	0.2	1.4	1.3
- Rest of Canada	1.2	0.1	−6.2	5.0	2.6	−0.8	−1.2	0.3	1.4	0.9
Gap
- Ontario	15.9	14.4	14.1	12.5	11.3	11.6	10.2	10.2	10.6	-
- Rest of Canada	20.2	18.4	17.5	15.3	14.4	14.6	13.6	13.8	14.2	-

Note: Ontario's real GDP growth for 2025 and 2026 corresponds to the average forecast of nine private sector institutions as at November 7, 2025. For the rest of Canada and the Ontario population in 2026, the growth forecasts are for Canada excluding Québec.

(1) Changes over the entire period.

Sources: Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.

C.12	Update on Québec’s Economic and Financial Situation

❏ Determinants of Québec's economic potential

The government aims to raise the standard of living for Quebecers, and it will not deviate from its mission despite the trade dispute, which is reining in economic growth. It is by acting on the determinants of growth that this objective will be achieved.

Productivity, which is real GDP per job, measures the efficiency of workers to transform their efforts into output. Productivity gains offer the greatest potential for improvement to support growth in the standard of living in Québec.

- After an increase of 0.7% in 2024, productivity will not contribute to the rise in economic activity in 2025. This decline reflects the slowdown in real GDP growth amid trade tensions, while the labour market is showing resilience. In 2026, productivity will return to growth (+0.8%).

The employment rate, which is the total number of workers as a proportion of the population aged 15 to 64, reached an all-time high in 2023. Although the employment rate declined in 2024, it remains the highest among the provinces. Consequently, potential gains in this area are still possible but will be more difficult to achieve in the long term.

The demographic weight of the main labour pool represents the share of the population aged 15 to 64 compared to the total population. Québec's population is aging, which limits the growth of the available labour pool. As a result, this factor's contribution to growth has been in decline since the mid-2000s. Demographic trends are difficult to reverse, and it is expected that this component will continue to limit potential GDP.

TABLE C.4 Contribution of factors to economic growth
(average annual percentage change and contribution in percentage points)
	2010 to 2019	2020	2021	2022	2023	2024	2025	2026	2027 to 2029
Growth factors (contribution)
Demographic weight of 15- to 64-year-olds(1)	−0.7	−0.7	−0.8	−0.6	−0.2	0.0	−0.5	−0.7	−0.6
Employment rate(2)	1.0	−5.0	4.8	2.5	1.4	−1.0	1.3	1.0	1.1
Productivity(3)	0.8	0.2	2.9	1.4	−2.2	0.7	−0.6	0.8	1.2
STANDARD OF LIVING(4)	1.1	−5.5	7.0	3.3	−1.0	−0.3	0.2	1.1	1.6
Real GDP	1.9	−4.7	7.3	4.5	0.7	1.7	0.9	1.1	1.4
Population	0.8	0.8	0.2	1.1	1.8	2.0	0.7	0.1	−0.2

Note: Totals may not add due to rounding.

(1) The demographic weight of 15- to 64-year-olds represents the share of the population aged 15 to 64 as a percentage of the total population.

(2) The employment rate corresponds to the total number of workers in proportion to the population aged 15 to 64.

(3) Productivity as measured by real GDP per job.

(4) Standard of living as measured by real GDP per capita.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.13

1.4 Changes in migration trends will be felt in the labour market

In the current context of trade uncertainty, the labour market in Québec remains resilient but is, nevertheless, showing signs of slowing down.

- On average for the year as a whole, 67 400 jobs are expected to be created (+1.5%).

- Meanwhile, the unemployment rate is projected to slightly increase from an average of 5.3% in 2024 to an average of 5.7% in 2025.

A less dynamic economic environment, combined with the decline in the working-age population due to population aging and reduced immigration, will lead to slower job creation in 2026.

- Just under 15 000 jobs will be created on average (+0.3%). The unemployment rate is expected to stand at 5.6% on average.

Thus, pressures on the labour market tend to gradually decrease.

- The easing of tensions is reflected in the growth of wages and salaries, which will decrease from 6.0% in 2024 to 3.6% in 2025 and 2.5% in 2026.

CHART C.5 Job creation in Québec	CHART C.6 Unemployment rate in Québec
(average annual data in thousands)	(average annual data in per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

C.14	Update on Québec’s Economic and Financial Situation

Québec's labour market is slowing, but remains resilient

Since the start of 2025, Québec's labour market has shown resilience.

- For the first 10 months of 2025 compared to the same period in 2024, 86 100 jobs were created (+1.9%). By comparison, for the same period, employment increased by 1.5% in Canada as a whole and 1.0% in Ontario.

- The unemployment rate, which stood at 5.3% in October, remains the lowest in the country (7.6%
in Ontario).

- The employment rate for the population aged 15 to 64, which reached 77.5% in October, remains the highest among the provinces (72.7% in Ontario).

The labour market is nevertheless showing signs of slowing down.

- The unemployment rate rose from an average of 5.3% in 2024 to an average of 5.7% for the months available in 2025.

- The number of vacant jobs (105 500 jobs in August) is at levels not seen since the beginning of 2018. It should be noted that the number of vacant jobs peaked in September 2021 at 258 100.

- The easing of pressures on the labour market is reflected in wages, for which annual growth stood at 4.3% in October. This represents a significant slowdown compared to the peak recorded in July 2022 (+7.4%).

Over the coming months, job creation is expected to continue, but gains will remain limited.

- The decline in overall demand for goods and services, resulting in particular from the trade dispute, will slow down hiring.

- In addition, changes to migration policy will have a significant impact on the labour market. The decline in the population aged 15 to 64, that is, the working-age population, will limit job creation.

Job creation on average in 2025	Unemployment rate in October 2025
(per cent)	(per cent)

Note: Job creation for the first 10 months of 2025 compared to the same period in 2024. Source: Statistics Canada.	Source: Statistics Canada.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.15

1.5 Domestic demand will support growth in economic activity

Despite a moderation expected next year, domestic demand will be the key factor underpinning growth in 2025 and 2026.

- Despite persistent economic uncertainty, households will maintain a healthy level of consumption. Consumer spending will be boosted by the Québec government's strategy of protecting the purchasing power of Quebecers by putting money back into their wallets, as well as by lower interest rates. Nevertheless, a stabilization in population growth and slower increases in wages and salaries will dampen growth in these expenditures in 2026.

- Supported by several policy rate cuts, residential investment will gain momentum in 2025 (+12.4%). Growth will continue in 2026, but at a more moderate pace. It will be slowed down by weak population growth, which will reduce household formation and, as a result, housing demand.

- Despite lower financing costs, non-residential business investment will decline over the next two years. The trade dispute and high levels of uncertainty will lead to the postponement, or even cancellation, of certain investment projects.

For its part, the external sector will reduce real GDP growth by 1.8 percentage points in 2025, and will contribute only a small amount in 2026 (+0.1 percentage points).

- Exports will fall in 2025 before returning to growth in 2026. Tariffs and uncertainty could lead some U.S. companies to abandon their Québec suppliers.

- At the same time, Québec's imports of goods and services will record gains of 1.9% in 2025 and 0.6% in 2026. They will be limited by weak non-residential business investment. In addition, the decline in exports will dampen import growth since several goods destined for foreign markets require imported inputs.

TABLE C.5 Real GDP and its major components in Québec
(percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	3.1	2.4	0.9	3.1	2.5	0.9
Household consumption	2.5	2.9	1.6	1.4	1.7	1.0
Residential investment	5.9	12.4	2.0	0.4	0.7	0.1
Non-residential business investment	5.5	−1.2	−1.9	0.5	−0.1	−0.2
Government spending and investment	2.5	0.3	0.0	0.7	0.1	0.0
External sector	-	-	-	−0.6	−1.8	0.1
Exports	0.5	−1.9	1.0	0.2	−0.9	0.4
Imports	1.8	1.9	0.6	−0.9	−0.9	−0.3
Inventories	-	-	-	−0.8	0.2	0.1
REAL GDP	1.7	0.9	1.1	1.7	0.9	1.1

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C.16	Update on Québec’s Economic and Financial Situation

1.6 Household consumption expenditure will remain strong

After an increase of 2.5% in 2024, consumer spending growth is expected to remain strong, reaching 2.9% in 2025 and 1.6% in 2026. While its pace of expansion will slow, it will remain the main driver of economic activity.

- Consumption expenditure spending will be supported in part by the favourable financial position of households, which will continue to benefit from lower interest rates, particularly for the acquisition of durable goods.

- In addition, a number of measures presented in the 2025 fall update will protect Quebecers' purchasing power by putting money back into their wallets through various initiatives. These include the reduction of contribution rates to the Québec Pension Plan and the Québec Parental Insurance Plan, as well as the indexation of the tax system and social assistance benefits at a rate of 2.05%.

- Nevertheless, the significant deceleration in population growth will dampen demand for goods and services.

- Moreover, wage and salary growth, which remained strong from 2021 to 2024, is expected to stabilize as the labour market decelerates, which will weigh on consumer spending.

- In addition, even as interest rates fall, a number of households may see higher mortgage payments upon renewal, limiting their ability to spend.

CHART C.7 Household consumption expenditure in Québec	CHART C.8 Wages and salaries in Québec
(percentage change, in real terms)	(percentage change, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.17

Québec households are benefiting from a favourable financial situation

Québec's household purchasing power per capita has improved faster than in Canada since 2018

Purchasing power is defined as household disposable income in real terms per capita. In Québec, it improved considerably between 2018 and 2024. Over this period, it grew by 9.2%, the largest increase among the provinces (+6.0% in Canada).

- This is due in part to the strong performance of the labour market and the shortage of labour, which have led to significant wage gains. Between 2018 and 2024, per capita wages and salaries in Québec jumped 35.5% (+25.8% in Canada).

- Furthermore, household purchasing power has been supported by a number of measures put in place by the Québec government since fall 2021, including a reduction in personal income tax, enhanced senior assistance, the introduction of two one-off cost of living support payments and a 3% cap on the indexation of government rates.

The improved purchasing power observed in recent years has strengthened the financial position of Québec households.

- Québec's savings rate (8.3% in 2024) remained higher than the savings rate observed in Canada (5.0% in 2024). In addition, the household debt ratio, that is, the value of household liabilities as a proportion of disposable income, is lower in Québec (145.9% in 2024) than in Canada (180.5%).

Growth in household disposable income per capita between 2018 and 2024	Household debt ratio
(percentage change, in real terms)	(per cent)

Note: The consumption expenditure deflator was used to measure price trends. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Note: The debt ratio corresponds to the total value of liabilities divided by household disposable income. Sources: Statistics Canada and Ministère des Finances du Québec.

C.18	Update on Québec’s Economic and Financial Situation

1.7 Residential investment benefits from lower interest rates and significant accumulated demand

After declining 22.2% between 2021 and 2023, residential investment, comprising new construction, renovations and property transfer costs, is back on track for growth, with an increase of 5.9% in 2024.

- Residential investment was supported, in particular, by the reduction in the policy interest rate that began in June 2024 and the strong population growth in recent years. Moreover, in response to the housing shortage, the Québec government, along with a number of municipalities, has taken steps to encourage residential construction. In addition, funds have been invested since fall 2023 to accelerate the construction of social and affordable housing.

Residential investment is expected to jump 12.4% in 2025, supported by lower borrowing costs, among other things. Measures such as extending the maximum amortization period from 25 to 30 years for first-time buyers of new or existing properties are also expected to increase demand.

- In particular, new residential construction (+27.7% in 2025), which will benefit from these favourable conditions, will also be boosted by the need to catch up on the backlog created by the strong population growth of recent years. In addition, access to housing will remain a priority for the government, which will continue to support residential construction. Consequently, after reaching 48 700 units in 2024, the number of housing starts is expected to jump to 58 000 units in 2025.

In 2026, the number of housing starts is expected to stand at 55 000 units, a level significantly higher than the average of the 10 years preceding the pandemic (44 200 units), and residential investment is expected to grow by 2.0%.

CHART C.9 Residential investment in Québec	CHART C.10 Housing starts and transactions on the resale market in Québec
(percentage change, in real terms)	(thousands of units)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation, Centris and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.19

The Québec real estate market stands out from the rest of Canada

Since 2024, a clear dichotomy has emerged between the Québec residential market and the rest of Canada. In Québec, the number of housing starts is growing considerably. After an increase of 25.2% in 2024, it jumped 26.2% during the first nine months of 2025 compared to the same period in 2024.

- This strength contrasts with a slowdown in several other provinces, notably British Columbia (−1.0% in the cumulative of available months in 2025) and Ontario (−16.9%).

Québec's resale market also stands out for its dynamism. After a significant gain of 18.8% in 2024, the number of transactions on the resale market rose 12.2% for the first nine months of 2025 compared to the same period in 2024.

- By comparison, the number of transactions on the resale market is down in Ontario (−4.3% in the cumulative of available months in 2025) and British Columbia (−3.7%).

Demand remains strong in Québec

The strength of housing starts in Québec is supported, in particular, by various government measures. In response to the housing shortage, the Québec government, along with a number of municipalities, has implemented measures to encourage residential construction. In addition, funds have been invested since fall 2023 to accelerate the construction of social and affordable housing.

Furthermore, demand on the resale market in Québec remains strong, while housing prices are lower than in Canada as a whole, and the job market is resilient.

- In 2024, the average price of a house was $522 800 in Québec, compared to $868 200 in Ontario and $981 800 in British Columbia.

- In addition, Québec's labour market is one of the tightest in the country. More specifically, Québec ranked first among the provinces in terms of the employment rate for people aged 15 to 64 in 2024 (77.3% in Québec compared to 74.7% in Canada).

Housing starts and transactions on the resale market	Average home resale price
(percentage change)	(thousands of dollars)

(1) Available months in 2025 compared to the same period in 2024. Sources: Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Centris and Haver Analytics.	(1) This is the average price for the available months in 2025. Sources: Canadian Real Estate Association, Centris and Haver Analytics.

C.20	Update on Québec’s Economic and Financial Situation

1.8 Uncertainty weighs on non-residential business investment

Despite lower financing costs, non-residential business investment is expected to decrease in 2025 and 2026.

- The trade dispute and persistent uncertainty will lead to the postponement, or even cancellation, of certain investment projects. Businesses could also choose to relocate some of their operations to the United States. The unpredictability surrounding U.S. trade policies makes it difficult for many businesses to plan for the long term.

Investments in machinery and equipment, whose components are mainly imported, will be particularly affected. In particular, the relative weakness of the Canadian dollar will make them more expensive.

Despite the pressures that businesses continue to face, various factors will mitigate the decline in non-residential investment.

- Non-residential business investment will be supported, in particular, by Hydro-Québec's major projects, including those set out in the Action Plan 2035 - Towards a Decarbonized and Prosperous Québec, which includes capital expenditures of between $135 and $160 billion by 2035.

- Moreover, investment in intellectual property products will continue to grow, supported by the acceleration of digital transformation, automation and the integration of artificial intelligence.

CHART C.11 Non-residential business investment in Québec	CHART C.12 Components of non-residential business investment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.21

1.9 The value of government investment reaches a high

Governments are an important driver of economic activity in Québec. The value of government investment as a proportion of GDP was 4.4% in 2024, compared to 3.6% in Ontario.

Over the next few years, the expected weakness in non-residential business investment will be partially offset by government investment.

These investments, which include investments by the Québec government, the federal government, local public administrations, and Indigenous public administrations, are expected to reach a record $27.5 billion in 2026.

- In particular, the Québec government announced in Budget 2025-2026 an $11-billion increase (7%) over 10 years to the 2025-2035 Québec Infrastructure Plan (QIP).

- The 2025-2035 QIP accordingly amounts to $164 billion.

- Over 7 years, that is, from 2018 to 2025, the QIP was increased by 63%.

- Significant amounts will be invested to preserve the quality of public services, ensure their continuity and guarantee their accessibility in the government's priority missions, namely health, social services, education and higher education.

CHART C.13 Government investment in Québec
(billions of dollars, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C.22	Update on Québec’s Economic and Financial Situation

1.10 The external sector will adjust to the new trade environment

After a 0.5% increase in 2024, Québec exports will decrease by 1.9% in 2025.

- The imposition of tariffs by the United States makes products more expensive for U.S. buyers, which reduces the volume of goods traded. In addition, the slowdown in global economic activity is weighing on demand for Québec products.

Exports are expected to return to growth in 2026 (+1.0%) as businesses adjust to the new trade reality.

- Québec is expected to benefit from an increase in its interprovincial exports, driven by the gradual elimination of barriers to domestic trade. Growth in exports to other Canadian provinces is thus expected to accelerate, increasing from 0.1% in 2025 to 1.7% in 2026.

- Moreover, the planned commissioning of new electricity transmission capacity will contribute to increased exports to the United States in 2026.

Meanwhile, Québec's imports of goods and services will record gains of 1.9% in 2025 and 0.6% in 2026, after increasing by 1.8% in 2024.

- This is partly due to the relative weakness of the Canadian dollar and the decline in investment in machinery and equipment (−1.6% in 2025 and −5.1% in 2026), whose components are mainly imported. The decline in exports will also dampen growth in imports, since several goods destined for foreign markets require imported input.

- However, rising domestic demand will continue to support growth in imports.

CHART C.14 Québec exports	CHART C.15 Imports and domestic demand in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.23

A sharp decline in exports to the United States

Over the last few months, the U.S. administration has undertaken an overhaul of its trade policy, notably by implementing new tariffs on many countries.

For Canada, since March 2025, the U.S. administration has been imposing tariffs on all products that do not comply with the provisions of the Canada-United States-Mexico Agreement (CUSMA). In addition, the United States applies additional tariffs on several key sectors of the Québec and Canadian economies, including the steel, aluminum, motor vehicles and softwood lumber sectors.

The implementation of these new measures had an impact on Québec's trade. In the first eight months of 2025, the value of not seasonally-adjusted international exports of goods decreased by $1.6 billion (−1.3%) compared to the same period in 2024.

- In particular, the value of exports to the United States fell by $3.7 billion (−4.2%) over this period. Among the products that contributed most to this decline were chemical, plastic and rubber (−20.6%), metal ores and non-metallic minerals (−17.9%) and forestry products (−5.2%).

The unpredictability of U.S. trade policy creates a climate of uncertainty. It is difficult to anticipate the extent and nature of the tariffs that could be imposed, how long these tariffs might remain in effect, as well as the outcome of the negotiations surrounding the 2026 review of CUSMA. Given these circumstances, exporters have adopted a number of strategies to mitigate the impact of tariffs, including diversifying their export markets.

- In the first eight months of 2025, Québec's exports to destinations other than the United States increased by $2.1 billion (+5.9%). Despite this increase, the United States remained the main export destination for Québec products (62.6% in August 2025).

- Due to its geographic proximity, the size of its market, and the strong interdependence of supply chains, the United States will remain Québec's main international trading partner in the short and medium terms.

Québec's international exports of goods	Québec's share of international exports of goods
(average of the first eight months of 2025 compared to the same period in 2024, billions of current dollars, not seasonally-adjusted annualized data)	(per cent, not seasonally-adjusted monthly data in current dollars)

Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.

C.24	Update on Québec’s Economic and Financial Situation

1.11 Inflation is under control

Despite monthly fluctuations, inflation, as measured by growth in the Consumer Price Index (CPI), remains on average within the Bank of Canada's target range of 1% to 3% in Québec and Canada in 2025.

- Oil prices, which remain relatively low, reduce production and transportation costs. In addition, the moderation of global economic activity as well as the deceleration in wage and salary growth limit the CPI's progression.

- However, the imposition of tariffs on U.S. imports is causing disruptions in some global supply chains and leading to higher prices for several goods and services. Since a significant portion of consumer goods and input used by businesses come from the U.S. market, these tariffs directly increase import costs. In addition, the weakness of the Canadian dollar contributes to the higher cost of imported products.

Over the next few months, despite certain fluctuations, inflation is expected to remain close to the 2% target. In Québec, it is expected to average 2.2% in 2025 and 2.1% in 2026.

- For these two years, headline inflation in Québec is expected to be slightly higher than that observed in Canada. This trend is mainly due to housing prices, which are rising faster than in Canada, and to the decline in gasoline prices, which has been less pronounced in Québec than in the rest of the country.

CHART C.16 Total CPI	CHART C.17 CPI excluding food and energy
(percentage change)	(percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.25

Slightly stronger inflation in Québec than in Canada

After a period characterized by slower price increases in Québec than in Canada, the annual increase in the Consumer Price Index (CPI) in Québec is exceeding the national level recorded since June 2025. In particular, in September, annual CPI growth reached 3.3% in Québec, compared to 2.4% in Canada. This trend is notably due to:

- housing prices (+5.9% in September), which are rising faster than in Canada (+2.6%);

▪ The housing market is slow in Canada, while it remains buoyant in Québec. In particular, the average price of a property on the resale market is up 8.5% on average for the months available in 2025 in Québec, while it is down 0.9% for the same period in the country as a whole. Despite this increase, housing prices in Québec remain lower than in Canada.

▪ Excluding housing, annual inflation stands at 2.4% in September in Québec, compared to 2.2% in Canada.

- gasoline prices, which increased by 2.7% in September in Québec, while a decrease of 4.1% was recorded in the country as a whole.

▪ The removal of the federal fuel charge (carbon tax) for Canadian consumers, with the exception of Québec, on April 1, 2025, continues to impact annual inflation. It should be noted that Québec has its own carbon pricing mechanism.

Over the next few months, annual inflation in Québec is expected to return to a rate comparable to that observed in Canada. The recovery in housing starts in Québec since 2024, combined with stagnant population growth, will contribute to ease pressures on housing prices. Moreover, the temporary effect on inflation of the abolition of the Canadian carbon tax will dissipate starting in April 2026.

Trends in CPI	Trends in CPI excluding housing
(annual percentage change)	(annual percentage change)

Source: Statistics Canada.	Source: Statistics Canada.

C.26	Update on Québec’s Economic and Financial Situation

The imbalance in the housing market will quickly fade, easing pressure on prices

In general, housing starts grow at a rate comparable to that of household formation, the latter being a major determinant of housing demand.

In 2023 and 2024, population growth accelerated in Québec, which contributed to a faster pace of household formation.

- Approximately 69 500 new households were formed in 2023, followed by 80 800 more households in 2024.

At the same time, however, housing starts reached a low point in 2023 (38 900 units), hampered by rising interest rates and high input costs, in particular. They then went back up to 48 700 units in 2024, but they remain insufficient to meet demand.

- This imbalance between supply and demand put upward pressure on housing prices.

In 2025, Québec is expected to see 58 000 housing starts. This is higher than the estimated number of new households (31 700), which will mark the beginning of a rebalancing of this market.

From 2026 to 2028, the momentum in new residential construction is planned to continue, with housing starts expected to exceed 40 000 units per year. However, household formation is expected to slow sharply, which will ease market tensions and curb increases in housing prices.

Changes in housing starts and household formation in Québec
(thousands)

Sources: Institut de la statistique du Québec, Canada Mortgage and Housing Corporation, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.27

1.12 Nominal GDP growth slows

After posting strong growth since 2021, nominal GDP, the broadest measure of the tax base, should post more moderate gains, falling from 5.9% in 2024 to 4.0% in 2025 and 3.1% in 2026.

- Compared with the forecast in Budget 2025-2026, these are upward adjustments of 0.6 percentage points for 2024 and 2025, but a downward adjustment of 0.3 percentage points for 2026.

- For 2025, wage and salary payments were higher than anticipated in the budget. Moreover, the net operating surplus of corporations was higher than expected in the sluggish economic environment.

- In 2026, the downward adjustment of real output translates into a decrease in nominal GDP growth.

While the main tax bases on which government revenues are based will generally increase, their growth will slow down.

- Growth in wages and salaries will decrease from 6.0% in 2024 to 3.6% in 2025 and 2.5% in 2026. In particular, easing tensions on the labour market will lessen pressures on salaries.

- Growth in consumer spending in nominal terms is expected to decelerate to 5.3% in 2025 and 3.6% in 2026, due to moderating inflation and slowing population growth.

- Despite the persistent climate of uncertainty, businesses managed to maintain a slight increase in their profits. The net operating surplus of corporations is expected to increase by 2.2% in 2025 and 3.4% in 2026. However, this growth rate is lower than the average annual growth observed over the 10 years preceding the pandemic (+4.2% on average from 2010 to 2019).

- This trend reflects businesses' ability to adapt to rising costs, particularly through price adjustments and productivity gains. It also reflects the strong domestic demand.

TABLE C.6 Nominal GDP in Québec
(percentage change)
	2023	2024	2025	2026
Real GDP	0.7	1.7	0.9	1.1
- March 2025	0.6	1.4	1.1	1.4
Prices - GDP deflator	4.0	4.1	3.1	2.0
- March 2025	4.4	3.8	2.2	1.9
NOMINAL GDP	4.7	5.9	4.0	3.1
- March 2025	5.0	5.3	3.4	3.4

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C.28	Update on Québec’s Economic and Financial Situation

1.13 Forecasts comparable to those of the private sector

The Ministère des Finances du Québec forecasts an increase in economic activity in 2025 (+0.9%). This is a slightly higher increase than the average private sector forecast (+0.8%).

The Ministère des Finances is forecasting 1.1% real GDP growth in 2026. This growth is equivalent to the average private sector forecast (+1.1%).

The large variation between private sector forecasts reflects the uncertainty arising from the current economic situation.

CHART C.18 Economic growth in Québec in 2025	CHART C.19 Economic growth in Québec in 2026
(real GDP, percentage change)	(real GDP, percentage change)

Source: Ministère des Finances du Québec summary, as at November 7, 2025, which includes the forecasts of 10 private sector institutions.	Source: Ministère des Finances du Québec summary, as at November 7, 2025, which includes the forecasts of 10 private sector institutions.

TABLE C.7 Economic outlook in Québec - Comparison with the private sector
(annual percentage change)
	2024	2025	2026	2027	2028	2029	Average 2025-2029
Real GDP
Ministère des Finances du Québec	1.7	0.9	1.1	1.4	1.5	1.5	1.3
Private sector average	-	0.8	1.1	1.6	1.5	1.5	1.3
Nominal GDP
Ministère des Finances du Québec	5.9	4.0	3.1	3.3	3.4	3.4	3.4
Private sector average	-	3.6	3.1	3.6	3.6	3.5	3.5

Note: Averages may not add due to rounding.

Source: Ministère des Finances du Québec summary, as at November 7, 2025, which includes the forecasts of 10 private sector institutions.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.29

TABLE C.8 Economic outlook in Québec
(annual average, percentage change, unless otherwise indicated)
	2023	2024	2025	2026	2027	2028	2029
Production
Real GDP	0.7	1.7	0.9	1.1	1.4	1.5	1.5
- March 2025	0.6	1.4	1.1	1.4	1.6	1.7	1.7
Nominal GDP	4.7	5.9	4.0	3.1	3.3	3.4	3.4
- March 2025	5.0	5.3	3.4	3.4	3.5	3.5	3.6
Nominal GDP (billions of dollars)	582.5	616.8	641.3	661.2	683.0	706.3	730.2
- March 2025	579.5	609.9	630.5	651.6	674.4	698.3	723.4
Components of GDP (in real terms)
Household consumption	1.9	2.5	2.9	1.6	1.6	1.6	1.5
- March 2025	1.8	2.3	2.3	1.7	1.8	1.9	1.8
Government spending and investment	1.5	2.5	0.3	0.0	0.0	0.3	0.6
- March 2025	−0.4	1.8	0.2	0.1	0.1	0.2	0.5
Residential investment	−14.6	5.9	12.4	2.0	0.0	−2.7	−2.2
- March 2025	−15.1	1.6	4.6	1.2	1.1	0.8	0.8
Non-residential business investment	2.3	5.5	−1.2	−1.9	1.1	2.5	2.4
- March 2025	1.4	−0.1	0.1	1.1	2.1	2.5	2.6
Exports	3.9	0.5	−1.9	1.0	2.2	2.1	2.0
- March 2025	4.0	1.7	1.3	2.0	2.2	2.1	2.1
Imports	0.6	1.8	1.9	0.6	1.2	1.3	1.2
- March 2025	−0.8	1.5	1.7	1.4	1.5	1.5	1.6
Other economic indicators (in nominal terms)
Job creation (thousands)	130.8	43.2	67.4	14.9	13.4	13.0	12.9
- March 2025	130.8	43.2	39.1	17.4	16.7	16.3	17.4
Unemployment rate (per cent)	4.5	5.3	5.7	5.6	4.6	4.2	4.1
- March 2025	4.5	5.3	5.8	5.4	4.5	4.3	4.3
Household consumption excluding food expenditures and shelter	5.4	4.1	4.9	3.1	3.1	3.2	3.1
- March 2025	5.4	3.7	4.0	3.2	3.3	3.3	3.3
Wages and salaries	5.4	6.0	3.6	2.5	3.3	3.2	3.2
- March 2025	5.2	5.6	3.7	3.0	3.4	3.2	3.2
Net operating surplus of corporations	1.5	3.1	2.2	3.4	3.2	3.4	3.6
- March 2025	1.6	0.4	−1.1	3.4	3.2	4.3	3.5
Consumer Price Index	4.5	2.3	2.2	2.1	2.0	2.0	2.0
- March 2025	4.5	2.3	2.1	2.0	2.0	2.0	2.0
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C.30	Update on Québec’s Economic and Financial Situation

2. THE SITUATION OF QUÉBEC'S MAIN ECONOMIC PARTNERS

Québec has an open economy. In 2024, total exports accounted for over 45% of Québec's nominal GDP. As a result, exports and economic activity in Québec are largely influenced by the situation of its main trading partners.

In 2024, more than 26% of all Québec merchandise exports were destined for Canada, whereas those to the United States represented slightly less than 54%.

- Although its trade destinations have diversified over the past 20 years, Canada and the United States remain Québec's main economic partners.

In the current climate of uncertainty, Québec remains highly dependent on the trade policy of its main international partner, which accentuates the province's vulnerability to external fluctuations.

CHART C.20 Share of Québec's total merchandise exports by main trading partner
(percentage of total merchandise exports, in nominal terms)

Note: Total merchandise exports include international and interprovincial merchandise exports.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.31

2.1 The economic situation in Canada

❏ Relatively modest economic growth in 2025 and 2026

Growth in Canadian economic activity will decelerate. After increasing by 2.0% in 2024, real GDP is expected to grow by just 1.2% in 2025 and 1.1% in 2026.

- These are downward adjustments of 0.2 percentage points for 2025 and 0.5 percentage points in 2026 compared to the increase expected in Budget 2025-2026.

Developments in the trade dispute and a less favourable demographic dynamic are the two main reasons for these downward adjustments.

- A number of business surveys, including those conducted by the Bank of Canada, show that the current economic climate is limiting hiring intentions and investment. These effects appear to be greater than projected in the budget.

- Last March, the baseline scenario of the Ministère des Finances du Québec was based on the assumption that the effects of tariffs imposed by the United States on Canadian products would be on average equivalent to 10% tariffs, and that they could be in place for a transitional period of around two years. Although the average effective tariff rate is expected to remain below 10%, certain tariff measures could be persistent, or even permanent, limiting Canada's potential GDP.

- In addition, population growth has decelerated sharply in recent quarters, from a recent peak of 3.0% in 2024 to 0.9% in 2025. In 2026, as a result of changes made by the federal government to its immigration policy, the Canadian population is expected to decline by 0.2%, whereas the budget anticipated further population growth (+0.7%).

CHART C.21 Economic growth in Canada
(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

C.32	Update on Québec’s Economic and Financial Situation

❏ Domestic demand will support economic growth

Over the next few years, real GDP growth will decelerate from 2.0% in 2024 to 1.2% in 2025, and then to 1.1% in 2026.

During this period, domestic demand will drive economic activity.

- Despite a sluggish labour market, household consumption is expected to remain vigorous, supported by interest rate cuts. However, growth in consumer spending will slow in 2026, dampened mainly by the demographic contraction.

- The easing of monetary policy will promote a recovery in the residential sector.

- The trade dispute and relatively low oil prices will temper non-residential investment.

The external sector will slow growth in economic activity.

- Tariffs introduced by the United States will raise the cost of exported goods, which will slow demand for Canadian products, including those derived from natural resources and motor vehicles.

- Nevertheless, the relative weakness of the Canadian dollar will support exports. It will, however, make imports more expensive.

TABLE C.9 Real GDP and its major components in Canada
(percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	2.2	2.2	1.3	2.2	2.2	1.4
Household consumption	2.2	2.7	1.9	1.2	1.6	1.1
Residential investment	−0.2	3.0	3.9	0.0	0.2	0.3
Non-residential business investment	−0.6	−1.5	−1.6	−0.1	−0.2	−0.2
Government spending and investment	4.2	2.3	0.4	1.0	0.6	0.1
External sector	-	-	-	0.1	−0.9	−0.1
Exports	0.9	−2.8	0.2	0.3	−0.9	0.1
Imports	0.7	0.1	0.4	−0.2	0.0	−0.1
Inventories	-	-	-	−0.2	0.1	−0.1
REAL GDP	2.0	1.2	1.1	2.0	1.2	1.1

Note: Totals may not add due to rounding.

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.33

 Labour market showing several signs of weakness

Over the next few years, slower population growth will dampen job creation. In addition, persistent uncertainty will affect the labour market, which is already showing signs of weakening.

- After an average gain of 395 700 jobs in 2024 (+1.9%), 237 800 jobs are expected to be created in 2025 (+1.1%) and a further 113 100 in 2026 (+0.5%). The unemployment rate is expected to increase compared to the average level seen in 2024 (6.3%), to reach an average of 6.9% in 2025. The expected decline in the labour pool will subsequently contribute to a lower unemployment rate in 2026 (6.6%).

 Household consumption will remain strong

Despite a sluggish labour market and the slowdown in population growth, household consumption growth will remain vigorous in 2025 (+2.7%).

- It will be supported, in particular, by lower interest rates and one-off measures taken by the federal government and some provincial governments to bolster household expenditures.

 In 2026, reduced flows of permanent and temporary immigration to Canada will limit demand for goods and services, while the Canadian population is expected to decline (−0.2%).

 Residential investment will return to growth

After contracting by 17.9% between 2021 and 2024, real estate market activity is expected to recover in 2025 (+3.0%) and 2026 (+3.9%).

- The reduction in mortgage interest rates, which will benefit first-time buyers, and the expected increase in the supply of housing will be supporting factors for this sector.

CHART C.22 Household consumption expenditure in Canada	CHART C.23 Residential investment in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

C.34	Update on Québec’s Economic and Financial Situation

 Investment will decline due to the uncertain environment

Non-residential business investment will decline in 2025 (−1.5%) and 2026 (−1.6%).

- The trade dispute will lead to some investment projects being postponed or cancelled.

- Furthermore, investment in the energy sector will be weighed down by low oil prices.

- In addition, businesses have less cash to invest, as the net operating surplus of corporations fell 13.8% between 2022 and 2024.

 The external sector will be affected by the trade dispute

After a gain of 0.9% in 2024, exports are expected to decline by 2.8% in 2025 and remain relatively stable in 2026 (+0.2%). The introduction of tariffs will raise the cost of exports, which will slow demand for Canadian products.

- However, the decline in exports will be mitigated by the relative weakness of the Canadian dollar. In addition, the May 2024 commissioning of the Trans Mountain pipeline extension as well as new liquefied natural gas export facilities, scheduled to reach full capacity in 2026, are expected to support sales of energy products abroad.

Imports are expected to post modest growth of 0.1% in 2025 and 0.4% in 2026.

- They will be driven by a strong increase in domestic demand. However, factors such as slower population growth and lower investment in machinery and equipment will temper these increases.

CHART C.24 Non-residential business investment in Canada	CHART C.25 Exports and imports in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.35

2.2 The economic situation in the United States

❏ Trade tensions will slow U.S. growth

As forecast in Budget 2025-2026, U.S. real GDP growth is expected to slow to 1.8% in 2025 and 1.9% in 2026, compared to 2.8% in 2024.

In 2025, growth will be supported primarily by strong household consumption expenditure and private business investment, but will be dampened by lower residential investment and weak exports.

- Despite the negative impact on confidence of restrictive trade and migration policies, the U.S. economy proved resilient in the first half of the year, underpinned mainly by consumption and significant investment in artificial intelligence.

- In addition, the numerous adjustments to the imposition of tariffs, the application of which has been postponed several times, have so far limited the impact of tariffs on growth.

- However, real GDP growth is expected to slow in the second half of the year as the effects of very high tariffs will impact exports and the labour market, among other areas. In addition, the partial shutdown of the federal government will weaken economic activity.

In 2026, the pace of growth will be driven by robust household consumption expenditure and business investment, but also by a contraction in imports.

- The easing of monetary policy and the budgetary measures adopted under the One Big Beautiful Bill Act (OBBBA) in July 2025 will stimulate domestic demand.

- Nevertheless, the softening of the labour market, significant political uncertainty and substantial tariffs will dampen economic activity. In addition to these factors, demographic growth will be slower than in the past, due in part to the decrease in net immigration.

CHART C.26 Economic growth in the United States
(real GDP, percentage change)

Sources: S&P Global and Ministère des Finances du Québec.

C.36	Update on Québec’s Economic and Financial Situation

❏ Household expenditure will be dampened by the slowdown in the labour market

Household consumption expenditure is expected to grow by 2.0% in 2025 and 1.9% in 2026, after rising by 2.9% in 2024.

- The softening of the labour market is one of the factors likely to slow household consumption. This is also the case for the high level of prices for goods and services, due, in particular, to the impact of tariffs.

Expenditure will nevertheless remain vigorous, buoyed by the more accommodative monetary policy. Added to this are the tax cuts made permanent in the OBBBA, which will take effect in January 2026. The main beneficiaries of these will be high-income households, which will benefit from the stock market wealth effect.

❏ Population growth will slow

After recording its biggest increase (+1.0%) since 2007 in 2024, the U.S. population is expected to grow at a more moderate pace in 2025 (+0.6%) and 2026 (+0.3%).

- These increases are well below the average annual growth rate recorded between 1975 and 2024 (+0.9%).

- Immigration restrictions will rein in population growth. In particular, according to the Congressional Budget Office, a non-partisan agency of the U.S. Congress, the net number of immigrants will fall from 2.8 million in 2024 to around 410 000 in 2025 and 610 000 in 2026.

The demographic slowdown will weigh on economic activity, mainly through its impact on consumption and demand for housing.

CHART C.27 Household consumption expenditure in the United States	CHART C.28 Population growth in the United States
(percentage change, in real terms)	(percentage change in population)

Sources: S&P Global and Ministère des Finances du Québec.	Sources: S&P Global and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.37

❏ Residential real estate sector stagnates

After rising by 3.2% in 2024, residential investment is expected to fall by 1.9% in 2025, before rebounding slightly in 2026 (+0.2%).

- The deceleration in population growth, which will slow the pace of household formation, and weak job creation will curb this investment. Certain OBBBA measures, such as the one limiting the deductibility of property taxes and mortgage interest, will also have a negative impact on residential investment.

These factors will dampen the positive impact of both lower mortgage rates than in recent years and a more abundant supply of housing, which in 2026 is expected to lead to the first fall in real estate prices since 2011.

❏ Slowdown in non-residential business investment

Growth in non-residential business investment is expected to reach 3.5% in 2025, compared to 2.9% in 2024. Businesses will continue to invest, mainly to push ahead with the gradual adoption of artificial intelligence in their operations.

- However, this momentum will be tempered in 2026 (+1.3%). The positive effects of budgetary incentives, such as accelerated amortization of certain capital expenditures, will be dampened by the high level of uncertainty, inflation and interest rates, among other factors.

- In particular, growth in equipment expenditures is likely to moderate as high tariffs on imported inputs increase production costs.

- In addition, the effects of a reduction in the number of net immigrants and a sharp rise in deportations will begin to materialize.

CHART C.29 Real estate prices and 30-year fixed mortgage rate in the United States	CHART C.30 Non-residential business investment in the United States
(price in thousands of U.S. dollars and mortgage rate in per cent)	(percentage change, in real terms)

Sources: S&P Global, Bloomberg and Ministère des Finances du Québec.	Sources: S&P Global, Bloomberg and Ministère des Finances du Québec.

C.38	Update on Québec’s Economic and Financial Situation

Artificial intelligence, an engine of economic growth in the United States

In the first half of 2025, non-residential business investment in the U.S., which accounts for almost 14% of nominal GDP, jumped 3.4% year-on-year, following an increase of 2.9% in 2024.

- Strong investment in equipment (+8.1%) and intellectual property products (+4.0%) offset the contraction in investment expenditures on structures (−4.8%).

- For example, expenditures on software jumped 9.5% to a record US$839 billion, representing 23.1% of non-residential investment.

- In addition, expenditures on computer equipment rose by 20.3% to reach US$607 billion (16.7% of total investments).

According to several experts, the buzz around artificial intelligence (AI) technology is largely responsible for this surge in business investment, and is one of the factors behind the unexpected strength of the U.S. economy despite the difficult trading environment.

AI, which shapes production and consumption patterns in the U.S., has gained new impetus since 2022, particularly with the launch of generative AI applications, which boosted the U.S. economy more markedly.

- Since then, technology businesses have invested heavily, especially in cloud computing, logistics and the construction of massive infrastructures such as data centres, thus stimulating economic activity.

Massive investments expected over the next few years

The buzz around AI is expected to persist, which will continue to drive investment. According to the Financial Times, Google, Amazon, Microsoft and Meta plan to invest more than US$400 billion in data centres in 2026, compared to over US$350 billion in 2025.

Business investment in certain sectors
(percentage of non-residential investment, in real terms)

Sources: Bureau of Economic Analysis and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.39

Artificial intelligence, an engine of economic growth in the United States (cont.)

The International Monetary Fund notes that the rapid adoption of AI in general should bring renewed economic momentum if appropriate policies are put in place to enable highly productive businesses to continue growing and unproductive businesses to exit the market.

- The result would be a more efficient allocation of resources, which could generate significant productivity gains as businesses adopt the various tools.

- In this context, the gains linked to AI could well outweigh the envisaged costs of its potentially negative effects on employment.

- This will particularly be the case if governments put in place appropriate regulatory frameworks and provide support programs to upgrade the skills of workers threatened with unemployment.

However, the pace of adoption of this technology, the massive investments and the future impact on jobs, among other things, are raising fears among consumers and some observers.

- In particular, the availability of energy to power energy-hungry data centres is expected to be limited, which could delay the implementation of certain projects.

In addition, some analysts are concerned that earnings growth expectations for major technology businesses operating in the AI sector may be exaggerated, which could pose a significant risk in the event of a revaluation by market players.

C.40	Update on Québec’s Economic and Financial Situation

❏ Trade tensions will dampen foreign trade

The external sector is expected to reduce real GDP growth by 0.3 percentage points in 2025. It is then expected to add 0.2 percentage points in 2026 due in particular to a contraction in imports.

Exports are expected to grow by 0.9% in 2025, their smallest increase since 2020, and 1.3% in 2026.

- They will be reined in mainly by the slowdown in global economic growth and the numerous tariffs, which, in 2025, will bring the average effective rate of U.S. tariffs to its highest level since the early 1930s.

Imports, meanwhile, are projected to grow by 2.8% in 2025, before contracting by 0.8% in 2026, as the high cost of imported goods subject to tariffs will temper domestic demand.

❏ Inflation is expected to slow, while remaining relatively high

The downward trend in inflation is generally expected to continue. Growth in total CPI is expected to slow from 3.0% in 2024 to 2.7% in 2025 and 2.5% in 2026. The growth in the index excluding food and energy should remain at around 3.0%.

- In recent months, prices have been slow to reflect the impact of tariffs, mainly because retailers had built up inventories before the tariffs came into force, and because businesses have absorbed some of the cost increases resulting from them.

- However, a rebound has been observed since last May, and inflationary pressures could strengthen in the coming months as high tariffs are passed on to consumers. The inflationary effect will nevertheless be mitigated by the rebound in the unemployment rate, which will rise from 4.0% in 2024 to 4.2% in 2025, and 4.4% in 2026.

CHART C.31 Exports and imports in the United States	CHART C.32 Monthly trends in the Consumer Price Index in the United States
(percentage change, in real terms)	(annual percentage change)

Sources: S&P Global and Ministère des Finances du Québec.	Source: S&P Global.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.41

❏ Moderation in discretionary public spending

Spending by all levels of government is projected to rise by 1.2% in 2025 and 0.5% in 2026, after increasing by 3.8% in 2024.

Growth in federal government spending is expected to drop from 3.8% in 2024 to just 0.1% in 2025, mainly due to the elimination of hundreds of thousands of public servant positions.

- However, it is forecast to pick up in 2026 (+1.5%). Defence spending will remain strong, as the United States has committed, under a NATO agreement, to increasing it to 5% of its GDP by 2035.

State and local government spending is forecast to grow by 1.9% in 2025, before declining slightly by 0.1% in 2026 (+3.8% in 2024). The reduction in federal grants will limit the budgetary leeway of subnational authorities.

Concerns persist over the short- and long-term U.S. budgetary outlook, which is projected to deteriorate, although the sharp increase in tariff revenue since the implementation of tariffs promoted a decline in the budgetary deficit in late fiscal year 2025.

- The partial shutdown of the federal government in the fall of 2025 could further dampen economic growth in late 2025, reining in tax revenue increases as a result.

- Furthermore, measures adopted under the OBBBA, particularly the perpetuation of certain tax cuts, are expected to limit budgetary outlook improvements as of 2026.

The International Monetary Fund forecasts budget deficits of 7.4% of GDP in 2025 and 7.9% in 2026, which will remain high despite a slight improvement compared to 2024 (8.0%). Coupled with the high cost of debt service, the deficit will increase public debt to around 130% of GDP by 2026, compared to 122.3% of GDP in 2024.

CHART C.33 Tariff revenue in the United States	CHART C.34 Budgetary balance and public debt in the United States
(billions of U.S. dollars)	(percentage of GDP)

Note: Revenue for 2025 is cumulative as at September 30. Source: S&P Global.	Source: International Monetary Fund.

C.42	Update on Québec’s Economic and Financial Situation

3. THE GLOBAL ECONOMIC SITUATION

❏ The global economy is attempting to adjust to tariffs

Global economic growth is expected to slow in 2025, as the international context has been severely disrupted by U.S. trade policy. Real GDP is forecast to grow by 3.0%, after increasing by 3.4% in 2024.

- Economic growth for 2025 has been adjusted downward slightly, by 0.1 percentage points, compared to Budget 2025-2026.

Several economies increased their exports to the United States in the first half of 2025 in an effort to anticipate the imposition of multiple tariffs. However, the impact of tariffs on trade is expected to be felt more acutely as of the second half of 2025.

- In addition, ongoing trade uncertainty is notably taking a toll on confidence and business investment.

- In this context, the forecast for 2026 has also been adjusted downward by 0.1 percentage points to 3.0%.

Generally moderate inflation, accommodative financial conditions and expansionary budgetary policies in some major economies will continue to buoy economic activity, although there are still a number of differences between regions.

- The deterioration of public finances in several countries is also a growing global risk and could lead some governments to rein in spending in the coming years.

CHART C.35 Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, S&P Global, Statistics Canada, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.43

TABLE C.10

Outlook for global economic growth

(real GDP, annual percentage change)
	Weight(1)	2024	2025	2026
World(2)	100.0	3.4	3.0	3.0
- March 2025		3.2	3.1	3.1
Advanced economies(2)	40.2	1.9	1.5	1.5
- March 2025		1.8	1.5	1.6
Québec	0.3	1.7	0.9	1.1
- March 2025		1.4	1.1	1.4
Canada	1.4	2.0	1.2	1.1
- March 2025		1.5	1.4	1.6
United States	14.9	2.8	1.8	1.9
- March 2025		2.8	1.8	1.9
Euro area	11.8	1.0	1.1	1.1
- March 2025		0.9	1.0	1.2
United Kingdom	2.2	1.1	1.1	1.0
- March 2025		0.9	1.2	1.4
Japan	3.4	0.1	0.8	0.6
- March 2025		0.1	1.2	0.8
Emerging and developing economies(2)	59.8	4.3	4.1	4.0
- March 2025		4.2	4.0	4.1
China	19.0	5.0	4.7	4.2
- March 2025		5.0	4.3	4.1
India(3)	7.9	6.5	6.3	6.4
- March 2025		6.5	6.5	6.5

(1) Economic weight according to purchasing power parity. The weights shown are for the year 2023.

(2) GDP in purchasing power parity.

(3) Data for the fiscal year (April 1 to March 31).

Sources: International Monetary Fund, S&P Global, Institut de la statistique du Québec, Statistics Canada, Bloomberg, LSEG Datastream, Eurostat and Ministère des Finances du Québec.

C.44	Update on Québec’s Economic and Financial Situation

❏ Growth slowdown in advanced economies

Real GDP growth is expected to moderate to an average of 1.5% in advanced economies in 2025, compared to 1.9% in 2024. This slowdown will come in particular from the United States, where growth will decline from 2.8% in 2024 to 1.8% in 2025, and whose economy represents almost 40% of the aggregate for advanced economies.

- A slowdown will also be observed in other major advanced economies, such as those of Canada and France. However, Japan and Germany will see a slight rebound after their weak economic performance in 2024.

- Nevertheless, in the advanced countries and regions of Europe, notably the euro area and the United Kingdom, growth is projected to remain relatively stable at around 1%, which, on average, remains below that of countries in North America and Asia.

In 2026, growth in advanced economies is expected to remain stable at 1.5%. However, the German economy, among others, will be an exception, accelerating significantly in 2026. This will be supported by the major economic stimulus plan of the government, which in recent years had favoured budgetary discipline.

The increase in tariffs is also weighing on the economic growth prospects of advanced economies. Although several trade agreements have been concluded between the United States and its partners, uncertainty remains high, particularly in Canada.

Furthermore, despite a slowdown in inflation in recent years, the rising cost of living continues to take a toll on the financial position of households, particularly the less affluent, as labour markets are slowing down in many countries. In particular, annual growth in the prices of services and food remains significant in several economies.

- Overall price increases are higher in the United States and the United Kingdom than the average for advanced economies and are restraining monetary easing in these two countries.

CHART C.36 Economic growth in select major advanced economies	CHART C.37 Consumer price indices in advanced economies
(real GDP, percentage change)	(annual percentage change)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.	Sources: Organisation for Economic Co-operation and Development and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.45

❏ Dampening of growth in emerging economies

Real GDP growth in emerging economies is expected to slow to 4.1% in 2025 and 4.0% in 2026, after reaching 4.3% in 2024. Growth will therefore be below the level needed to create enough jobs to meet the significant increase in the working population and to close the standard of living gap with advanced countries.

- The uncertain international context and rising trade tensions are weighing on the outlook for several emerging economies that are highly integrated into global supply chains and generally have a large manufacturing sector.

- According to the World Trade Organization, growth in global merchandise trade is expected to slow to 2.4% in 2025, then to 0.5% in 2026 (+2.8% in 2024), as the impact of U.S. tariffs is felt more acutely in the global economy.

Average growth in emerging economies is also being dampened by the structural slowdown in China's economy. Real GDP is expected to grow by 4.7% in 2025 and 4.2% in 2026, compared to 5.0% in 2024.

- China's economy has proved resilient since the start of the year due to the government's economic support measures and sustained growth in industrial production and exports, despite the trade dispute with the United States.

- However, the government is struggling to resolve the many structural problems of its economy, including the shrinking population and the housing sector crisis, and is contending with weak domestic demand and excess capacity.

CHART C.38 Economic growth in select major emerging economies	CHART C.39 Economic indicators in China
(real GDP, percentage change)	(percentage change for the first three quarters of 2025 compared to the same period in 2024)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg and Ministère des Finances du Québec.

Note: Real estate investment, retail sales and exports are in nominal terms. Industrial production is in real terms.

Sources: National Bureau of Statistics of China and General Administration of Customs of the People's Republic of China.

C.46	Update on Québec’s Economic and Financial Situation

A worldwide deterioration in public finances

According to the International Monetary Fund (IMF), global public debt is projected to increase, rising from 94.7% of GDP in 2025 to 101.1% in 2029. This would put it at its highest level since 1948. In the past year, the IMF has adjusted its forecast for global public debt in 2029 upward by 2.4 percentage points and believes that there is a risk of an even greater increase.

- The deterioration in public finances is occurring against a backdrop of moderate economic growth and rising borrowing costs for governments, following a period of low interest rates. Governments are also facing upward pressure on their spending.

▪ Among other things, NATO countries, including Canada, have agreed to significantly increase their military spending. Population aging in advanced economies is also putting pressure on public finances.

Some major economies, such as those of the United States, the United Kingdom and France, are in a budgetary situation that is difficult to sustain over the long term, and are facing high interest payments. In addition, the governments of these countries continue to record primary public deficits[1] above the levels required to stabilize the public debt-to-GDP ratio.

- In most G7 economies, public debt exceeds 100% of GDP.

This deterioration in public finances in several major economies is one of the factors that can exert upward pressure on long-term interest rates.

- Trends in public finances could pose a risk to the stability of the global financial system in the long term, even though to date, the bond market has generally had no difficulty in absorbing the growing supply of government bonds. In addition, precarious public finances could limit the leeway of governments to intervene in the event of a negative economic shock.

Global budgetary outlook	Primary budgetary balance in select major economies
(percentage of GDP)	(percentage of GDP)

Note: Deficits adjusted for cyclical economic variations and expressed as a percentage of potential GDP. Source: International Monetary Fund.

Note: The debt-stabilizing primary balance is the primary balance level that would stabilize the public debt-to-GDP ratio in 2025, taking into account GDP growth and the cost of debt.

Source: International Monetary Fund.

1 Primary public deficits exclude net interest payments.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.47

4. DEVELOPMENTS IN FINANCIAL MARKETS

❏ Financial markets remain optimistic despite the presence of numerous risks

Uncertainty linked to trade and geopolitical tensions has slightly diminished in recent months, but is still very much present. International financial markets seem to accept the presence of several risks, as financial conditions have generally eased in major advanced economies.

- On the stock markets, the main North American indices recently hit new highs. However, the rise is concentrated mainly in technology stocks, especially those focused on artificial intelligence, which increases the risk of a correction in a context of high valuations in this sector. Nevertheless, investors remain generally confident, expecting further growth in corporate earnings and cuts in interest rates.

- On the bond markets, global long-term interest rates have eased in recent months, mainly due to increased expectations of future policy rate cuts in North America.

- However, the deteriorating budgetary situation and rising debt levels in most advanced economies represent a significant upside risk for sovereign yields.

The Canadian dollar has recovered somewhat from its level at the start of the year. Nevertheless, it remains under pressure due to the absence of a trade agreement with the United States and the more marked economic slowdown in Canada. Lastly, oil prices have fallen in recent months against a backdrop of a more abundant supply and weak growth prospects for world oil demand.

CHART C.40 North American stock market developments	CHART C.41 Yield on 10-year federal bonds
(index; December 29, 2023 = 100)	(per cent)

Note: Most recent figure is for November 7, 2025. Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for November 7, 2025. Source: Bloomberg.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.49

❏ Monetary easing in Canada should be over

Since June 2024, the Bank of Canada has cut its policy rate nine times (−2.75 percentage points), bringing it to 2.25% in October 2025, its lowest level since July 2022.

The Bank believes that the Canadian economy is weakened by tariffs and the uncertainty surrounding U.S. trade policy. Moreover, these factors generate additional costs and limit the ability of monetary policy to support demand while keeping inflation low.

- The Bank considers that the current level of the policy rate is appropriate to keep inflation close to the 2% target and help the economy through this period of structural adjustment.

The Canadian policy rate is at the lower end of the Bank of Canada's estimated range for the neutral rate (2.25%-3.25%). Given the continuing economic and trade uncertainty, it is expected to remain at this level throughout 2026.

❏ The Federal Reserve is expected to continue its monetary easing

The U.S. Federal Reserve resumed the easing of its monetary policy in September 2025 after a pause of several months. In October, it carried out a further 25-basis-point cut in its key interest rate, bringing it within the 3.75%-4.00% range.

Despite strong economic growth in the second quarter and the high level of inflation, the Federal Reserve considers that the balance of risks has shifted, mainly due to a slowdown in the pace of job creation and a slight rise in the unemployment rate.

- It has also stressed that its future monetary policy decisions will be governed by the evolution of economic data and outlook.

Due to the continuing slowdown in the labour market, a further 25-basis-point cut in the key interest rate this year, followed by further reductions in 2026, are expected. Nevertheless, the extent of monetary easing is expected to depend in part on the trajectory of inflation.

CHART C.42 Policy rate in Canada and the United States
(overnight rate target and federal funds rate target,(1) per cent)

(1) Midpoint of the target range for the federal funds rate. Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

C.50	Update on Québec’s Economic and Financial Situation

❏ Bond yields are expected to stabilize

Bond yields in major advanced economies, including Canada, have been volatile in recent months as investors continue to reassess risks concerning the economic and fiscal outlook.

- Nevertheless, a downward trend in bond yields has been observed since the summer of 2025, mainly due to the relative easing of global trade tensions, the expected resumption of monetary easing in North America, and the easing of inflationary pressures in certain countries.

Despite this easing, bond yields, which remain significantly higher than in the previous decade, could come under pressure in the coming quarters. The expected deterioration in the fiscal outlook in many advanced economies and the persistent inflationary threat from U.S. trade policy are among the factors that could influence yields.

- For its part, the 10-year Canadian government bond yield is expected to average less than 3.2% over the coming months.

❏ The Canadian dollar is expected to gradually appreciate

Overall, the Canadian dollar has had a difficult year, underperforming most other major currencies. Since June 2025 it has depreciated by approximately 3% against the U.S. dollar, settling at around 71 U.S. cents in October.

- The recent weakness of the Canadian dollar is mainly attributed to the deterioration in Canada's terms of trade, with, in particular, the decline in oil prices, and to a certain strengthening of the U.S. dollar against other currencies.

However, the Canadian dollar is expected to gradually appreciate over the coming quarters. It should be supported by the expected continuation of monetary easing in the United States, while this process should now be complete in Canada, leading to a narrowing of spreads between U.S. and Canadian interest rates.

- Moreover, the anticipated improvement in Canada's economic growth outlook is expected to provide some support for the Canadian dollar.

- Nevertheless, continued economic uncertainty in Canada in the absence of a real easing of trade tensions with the United States could limit the Canadian dollar's recovery potential.

TABLE C.11

Canadian financial markets

(average annual percentage, unless otherwise indicated, end-of-year data in brackets)
	2024	2025	2026
Overnight rate target	4.5 (3.3)	2.6 (2.3)	2.3 (2.3)
3-month Treasury bill	4.3 (3.2)	2.6 (2.3)	2.3 (2.3)
10-year bond	3.4 (3.3)	3.2 (3.2)	3.2 (3.2)
Canadian dollar (in U.S. cents)	72.8 (69.5)	71.8 (73.2)	74.3 (75.2)
U.S. dollar (in Canadian dollars)	1.37 (1.44)	1.39 (1.37)	1.35 (1.33)
Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.51

❏ Global oil market in surplus

Oil prices have fallen sharply since the summer of 2025 against a backdrop of weak global demand and a more abundant supply on the oil market.

- The price of WTI (West Texas Intermediate) oil has fallen by more than 10% since June 2025, averaging nearly US$60 a barrel in October, a monthly low since February 2021.

Global oil demand is expected to grow at a moderate pace over the coming quarters due to the anticipated slowdown in global economic growth and the high level of world oil inventories.

- However, the continued abundance of global supply should keep the oil market in surplus and influence prices over the coming year.

- Further increases in production by OPEC and its partners, as well as by other producing countries, mainly the United States, will help maintain a significant supply surplus on the world oil market.

Against this backdrop, oil prices are expected to hover close to their current levels over the coming months. However, the prospect of an easing of trade tensions or a worsening of geopolitical tensions could push up oil prices.

Moreover, U.S. natural gas prices fell by approximately 20% during the summer of 2025, driven by relatively weak summer demand as well as robust production in the United States. More recently, prices have rebounded due to the replenishment of inventories in anticipation of winter.

- Gas prices will be supported by increased demand for liquefied natural gas (LNG) exports over the coming quarters, while U.S. production is expected to grow only slightly in 2026.

CHART C.43 Change in Brent, WTI and WCS oil prices	CHART C.44 Change in natural gas price
(U.S. dollars per barrel)	(Henry Hub, U.S. dollars per MMBtu)

Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for November 7, 2025. Source: Bloomberg.

C.52	Update on Québec’s Economic and Financial Situation

5. THE MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The baseline scenario is based on multiple assumptions that are tied to risks that may impact changes in forecasts.

- The main risk concerns changes in U.S. economic and trade policies.

- In particular, an additional increase in tariffs or the end of trade agreements such as CUSMA could heighten supply chain disruptions and cause a sharper slowdown in world trade, thus further dampening global economic growth.

- Conversely, the signing of trade agreements, or even a favourable review of CUSMA, could mitigate the extent of the expected economic slowdown.

- In addition, some of the measures announced in the One Big Beautiful Bill Act could support growth in economic activity in the United States, which could have a positive impact on global GDP and that of Québec.

Other risks with potential favourable or unfavourable effects include:

- a shift in inflation;

- Under the baseline scenario, headline inflation is expected to hold close to central bank targets in 2025 and 2026. However, the trade dispute could push inflation higher. Conversely, tariffs could weaken the economy more than expected, which could limit inflation.

- In this environment, central banks are showing flexibility in conducting their respective monetary policies.

- a broad-based weakening of the global economy;

- Under the baseline scenario, a slight slowdown in global real GDP is anticipated in 2025 and 2026. Heightened uncertainty or the occurrence of certain risks may trigger a sharper-than-expected decline in global growth. Such developments would further slow Québec's exports. They could also adversely affect oil prices; the province is a net oil importer.

- stronger-than-expected population growth in Québec and Canada over the next few years;

- Should population growth decelerate less rapidly than expected in 2026, the rise in economic activity could be stronger than anticipated. Higher population growth would fuel demand for goods and services and housing needs.

- falling business investment, which will exacerbate the productivity lag in Canada and Québec, could further slow potential economic growth;

- Low levels of business investment increase the risk of a loss of competitiveness and slow economic growth. This vicious circle keeps productivity low. Less productive businesses generate lower profits, which limits their ability to invest in innovation and cost reduction.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	C.53

- widespread use of artificial intelligence in business operations;

- Such a development would boost long-term productivity and economic growth. However, it could spark temporary disruptions as businesses adapt to this new technology.

- a worsening of geopolitical tensions, linked, in particular, to conflicts in the Middle East and the war between Russia and Ukraine;

- The global economy must contend with significant geopolitical tensions. In particular, heightened tensions in the Middle East, a leading energy-producing region, represent a risk for global oil supply stability and this commodity's future price trends.

- a different development in U.S. fiscal policy;

- A worsening fiscal situation is widely feared, with a sharp rise in the budgetary deficit expected over the next few years, particularly by the Congressional Budget Office.

- Among other things, the substantial revenue generated by higher tariffs on U.S. imports will not offset the low tax revenue, stemming, in particular, from the permanent extension of certain tax cuts.

- potential financial market disruptions;

- An excessive increase in debt levels in advanced economies could further weaken debt markets, leading to negative economic and financial repercussions.

- A sudden and rapid revaluation of the prices of certain assets, particularly on stock markets is possible.

- The sharp rise in U.S. stock markets was particularly concentrated in a handful of technology stocks, and was driven by high expectations of earnings growth that may not materialize. In such a case, markets and the economy as a whole could experience disruptions.

- A reduction in the independence of certain key U.S. economic institutions could weaken investor confidence in U.S. assets.

- climate events.

- Climate change and unexpected weather events may have a significant economic impact and push up commodity prices.

- For example, forest fires and low runoff reported in Hydro-Québec's basins in 2023 slowed economic growth.

C.54	Update on Québec’s Economic and Financial Situation

Section D

QUÉBEC'S FINANCIAL SITUATION

Summary	D.3

1. Québec's budgetary situation	D.7

1.1 Recent developments in the budgetary situation	D.7

1.2 Detailed adjustments in 2025-2026	D.13

2. Returning to a balanced budget	D.23

3. Revenue and expenditure forecasts	D.33

3.1 Change in revenue	D.34

3.1.1 Own-source revenue excluding revenue from government enterprises	D.35

3.1.2 Revenue from government enterprises	D.40

3.1.3 Federal transfers	D.41

3.2 Change in expenditure	D.46

3.2.1 Portfolio expenditures	D.47

3.2.2 Debt service	D.54

4. Public infrastructure investments	D.55

APPENDIX 1: Portfolio expenditures	D.57

APPENDIX 2: Supplementary information	D.59

D.1

SUMMARY

The fall 2025 update is an opportunity for the government to provide an overview of Québec's economic and budgetary situation and to set out its policy directions in this regard. This section reports on developments in Québec's budgetary situation for 2025-2026 and presents the budgetary outlook up to 2029-2030.

The government is reaffirming its commitment with respect to its plan to restore fiscal balance by 2029-2030. This update allows the government to report on its first results and to present a more favourable budgetary situation than that forecast in Budget 2025-2026. Indeed, stronger-than-expected economic growth in 2024 has a positive impact on tax revenue for the entire forecast period.

The return to a balanced budget is maintained for 2029-2030. The budgetary deficit within the meaning of the Balanced Budget Act, after deposits of dedicated revenues in the Generations Fund, is adjusted downward by $2.9 billion in 2024-2025 and $1.2 billion in 2025-2026.

These positive signs with respect to trends in Québec's public finances attest to the government's ability to execute its plan to restore fiscal balance.

The government is pursuing its strategy to return money to Quebecers, while ensuring the responsible management of the financial framework. To this end, it is notably announcing a reduction in the contribution rates and premium rates to the Québec Pension Plan and the Québec Parental Insurance Plan, as well as the indexation of the tax system and social assistance benefits at a rate of 2.05%. It is also taking action to ensure the well-being of more vulnerable individuals, in particular, by continuing home adaptation and renovation programs intended to assist low- or modest-income individuals living in the regions.

In the face of the highly uncertain global economic context, it is investing to increase Québec's economic resilience by stimulating business investment and promoting economic development in the regions, particularly for industries affected by U.S. tariffs, such as those in the forestry, agriculture and fishing sectors.

The contingency reserve is maintained at $8.5 billion over the period covered by the financial framework, including $2.0 billion in 2025-2026. This reserve enables the government to maintain its capacity to respond to a further deterioration in the economic situation, additional tariffs imposed on certain key sectors against the backdrop of the Canada-U.S. trade dispute and a potential review of the Canada-United States-Mexico Agreement (CUSMA).

The accounting deficit in 2025-2026 is reduced from $11.4 billion to $9.9 billion, or 1.5% of GDP. The accounting deficit is calculated on a comparable basis to the budgetary balances of other Canadian provinces and the federal government.

- In accordance with the Balanced Budget Act, a balanced budget, after deposits of dedicated revenues in the Generations Fund, will be achieved by 2029-2030 at the latest.

Québec's Financial Situation	D.3

CHART D.1 Changes to the accounting balance
(billions of dollars)

❏ Multi-year financial framework

Revenue amounts to $158.7 billion in 2025-2026, growing 1.7%. Growth will increase to 3.7% in 2026-2027.

- Over the period covered by the financial framework, that is, until 2029-2030, annual revenue growth will average 2.8%.

- This growth is limited, in particular, by the change in federal transfers, which will grow by an average of just 0.9% per year over five years.

In 2025-2026, in accordance with the strategy to reduce the share of expenditure in the economy, portfolio expenditure growth will stand at 3.4%, compared to 6.9% in 2024-2025.

Total expenditures, including debt service, stand at $166.6 billion in 2025-2026, growing 3.3%. Growth will be 1.9% in 2026-2027.

- From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate of growth compatible with average annual revenue growth of close to 3% and with the plan to restore fiscal balance.

At mid-fiscal year 2025-2026, the government is maintaining its contingency reserve at $2.0 billion to preserve its ability to deal with budgetary uncertainties.

- The financial framework also includes a contingency reserve of $2.0 billion in 2026-2027 and $1.5 billion per year thereafter.

In 2025-2026, after deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act is reduced by $1.2 billion compared to the last budget and reaches $12.4 billion, or 1.9% of GDP.

D-4	Update on Québec’s Economic and Financial Situation

TABLE D.1

Multi-year financial framework

(millions of dollars, unless otherwise indicated)
	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030	AAGR(1)
Revenue
Personal income tax	45 689	47 838	49 601	51 387	53 457	55 360
Contributions for health services	8 852	9 082	9 297	9 579	10 022	10 307
Corporate taxes	13 344	13 552	13 663	14 496	14 459	15 116
School property tax	1 196	1 255	1 378	1 531	1 675	1 816
Consumption taxes	28 377	28 821	29 662	30 630	31 473	32 258
Duties, permits and royalties	6 191	6 040	6 849	7 148	7 461	7 800
Miscellaneous revenue	16 252	15 511	15 704	16 134	16 911	17 493
Government enterprises	5 689	5 442	6 389	7 272	7 327	7 377
Own-source revenue	125 590	127 541	132 543	138 177	142 785	147 527
% change	9.5	1.6	3.9	4.3	3.3	3.3	3.3
Federal transfers	30 498	31 194	32 077	32 088	32 546	31 935
% change	−1.2	2.3	2.8	0.0	1.4	−1.9	0.9
Total revenue	156 088	158 735	164 620	170 265	175 331	179 462
% change	7.2	1.7	3.7	3.4	3.0	2.4	2.8
Expenditure
Portfolio expenditures	−151 294	−156 435	−159 486	−161 669	−163 607	−165 950
% change	6.9	3.4	2.0	1.4	1.2	1.4	1.9
Debt service	−9 969	−10 198	−10 283	−11 281	−11 586	−11 727
% change	−0.1	2.3	0.8	9.7	2.7	1.2	3.3
Total expenditure	−161 263	−166 633	−169 769	−172 950	−175 193	−177 677
% change(2)	6.4	3.3	1.9	1.9	1.3	1.4	2.0
Contingency reserve	-	−2 000	−2 000	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)(3)	−5 175	−9 898	−7 149	−4 185	−1 362	285
% of GDP	0.8	1.5	1.1	0.6	0.2	0.0

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2025-2026 to 2029-2030.

(2) From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate of growth compatible with average annual revenue growth of close to 3% and the plan to restore fiscal balance.

(3) The accounting surplus (deficit) refers to the operating surplus (deficit) as presented in the public accounts.

Québec's Financial Situation	D.5

Budgetary balance within the meaning of the Balanced Budget Act

Maintaining a balanced budget and reducing the debt burden

The Balanced Budget Act sets out the conditions to be met for achieving and maintaining a balanced budget. It establishes a more demanding definition of budgetary balance than those that apply in other provinces or are prescribed by accounting standards for determining a government's surplus (deficit).

Indeed, the budgetary balance within the meaning of the Act excludes certain revenue considered in the accounting surplus (deficit), which is invested in the Generations Fund to repay the debt. This revenue is earmarked in the Act to reduce the debt and establish the Generations Fund.

This legislative framework is designed to ensure the long-term sustainability of public finances.

Budgetary balance within the meaning of the Act

The budgetary balance according to the Act shows deficits of $12.4 billion in 2025-2026, or 1.9% of GDP, and $9.5 billion in 2026-2027, or 1.4% of GDP. As of 2027-2028, deficits will continue to decline until a balanced budget is achieved in 2029-2030.

Returning to a balanced budget

The financial framework provides for a gap to be bridged of $1.0 billion in 2027-2028 and $2.5 billion in 2028-2029 and 2029-2030, or 0.3% of GDP in 2029-2030. As such, after deposits of dedicated revenues in the Generations Fund, balance will be achieved by 2029-2030 at the latest, subject to this gap being bridged.

Budgetary balance within the meaning of the Balanced Budget Act
(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030
ACCOUNTING SURPLUS (DEFICIT)(1)	−9 898	−7 149	−4 185	−1 362	285
% of GDP	1.5	1.1	0.6	0.2	0.0
Gap to be bridged	-	-	1 000	2 500	2 500
Deposits of dedicated revenues in the Generations Fund	−2 461	−2 379	−2 510	−2 638	−2 785
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−12 359	−9 528	−5 695	−1 500	-
% of GDP	1.9	1.4	0.8	0.2	0.0
Note: Totals may not add due to rounding. (1) Accounting surplus (deficit) refers to the surplus (deficit) from operations as presented in the public accounts.

D-6	Update on Québec’s Economic and Financial Situation

1. QUÉBEC'S BUDGETARY SITUATION

This subsection presents the recent developments in Québec's budgetary situation as well as the 2024-2025 results and the 2025-2026 to 2027-2028 forecasts.

1.1 Recent developments in the budgetary situation

❏ Main adjustments in 2024-2025

The accounting deficit for 2024-2025 stands at $5.2 billion. This represents an improvement of $2.9 billion compared to the $8.1-billion deficit forecast in March 2025.

The main adjustments stem from:

- an increase in own-source revenue, excluding revenue from government enterprises, of $762 million, mainly due to the improved economic situation in 2024,1 a $283-million increase in revenue from government enterprises, largely due to an increase in revenue from Hydro-Québec, mainly resulting from growth in exports;

- a $138-million decrease in revenue from federal transfers, largely due to the pace of realization of federally funded infrastructure projects;2

- lower-than-expected portfolio expenditures of $2.1 billion, due to the steps taken in the year to ensure more efficient and targeted management of expenditures for all portfolios to align with the budgets allocated;

- a $116-million increase in debt service, primarily due to higher-than-anticipated interest rates.

________________________________________

1 Real GDP in Québec grew by 1.7% in 2024, higher than the 1.4% growth expected in Budget 2025-2026.

2 Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

Québec's Financial Situation	D.7

TABLE D.2

Adjustments to the 2024-2025 results since March 2025

(millions of dollars)
2024-2025
ACCOUNTING SURPLUS (DEFICIT) - MARCH 2025	−8 078
Own-source revenue excluding revenue from government enterprises
- Tax revenue	904
- Other revenue	−142
Subtotal	762
Revenue from government enterprises	283
Federal transfers	−138
Subtotal - Revenue	907
Portfolio expenditures	2 112
Debt service	−116
Subtotal - Expenditure	1 996
Total adjustments	2 903
ACCOUNTING SURPLUS (DEFICIT) - NOVEMBER 2025	−5 175
Note: Totals may not add due to rounding.

D-8	Update on Québec’s Economic and Financial Situation

❏ Main adjustments from 2025-2026 to 2027-2028

Since Budget 2025-2026, the economic and budgetary situation has led to favourable adjustments of $1.6 billion in 2025-2026, $195 million in 2026-2027 and $183 million in 2027-2028.

As part of the Update on Québec's Economic and Financial Situation - Fall 2025, the government is introducing new initiatives totalling $8.3 billion over five years to protect Quebecers' purchasing power and cope with the challenges posed by the current economic context.

- The financial impact of these new initiatives totals $65 million in 2025-2026, $218 million in 2026-2027 and $195 million in 2027-2028.3

________________________________________

3 The amounts for indexing the tax system are already included in the financial framework. Reductions in the contribution rates and premium rates for the Québec Pension Plan and Québec Parental Insurance Plan, respectively, are entirely funded by each plan. Of the total financial impact, $31.3 million in 2025-2026, $126.3 million in 2026-2027 and $97.1 million in 2027-2028 will be financed by the available funds from an increase in the share of public transit funding from the Electrification and Climate Change Fund. In addition, $30.0 million will be drawn from the Electrification and Climate Change Fund from 2025-2026 to 2027-2028.

Québec's Financial Situation	D.9

TABLE D.3

Adjustments to the financial framework since March 2025

(millions of dollars)
	2025-2026	2026-2027	2027-2028
ACCOUNTING SURPLUS (DEFICIT) - MARCH 2025	−11 430	−7 126	−4 173
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
- Tax revenue(1)	1 639	858	329
- Other revenue	32	−327	−302
Subtotal	1 671	531	27
Revenue from government enterprises	174	−653	150
Federal transfers	584	−285	−983
Subtotal - Revenue	2 429	−407	−806
Portfolio expenditures	−304	483	714
Debt service	−528	119	275
Subtotal - Expenditure	−832	602	989
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	1 597	195	183
NOVEMBER 2025 INITIATIVES
Protecting our purchasing power and our economy(2)	−65	−218	−195
TOTAL INITIATIVES	−65	−218	−195
Contingency reserve	-	-	-
ACCOUNTING SURPLUS (DEFICIT) - NOVEMBER 2025	−9 898	−7 149	−4 185

Note: Totals may not add due to rounding.

(1) In 2025-2026, the adjustment to tax revenue is due to the recurrence of higher-than-expected results at the end of 2024-2025, related to the upward adjustment to real GDP growth in 2024. The less favourable economic performance in 2026 and 2027 and the cancellation of the increase in the capital gains inclusion rate translate into lower adjustments in tax revenue in 2026-2027 and 2027-2028.

(2) Of the total financial impact, $31.3 million in 2025-2026, $126.3 million in 2026-2027 and $97.1 million in 2027-2028 will be financed by the available funds from an increase in the share of public transit funding from the Electrification and Climate Change Fund. In addition, $30.0 million will be drawn from the Electrification and Climate Change Fund from 2025-2026 to 2027-2028.

D-10	Update on Québec’s Economic and Financial Situation

 Adjustments related to the economic and budgetary situation

Changes in the economic and budgetary situation since Budget 2025-2026 result in positive adjustments of $1.6 billion in 2025-2026, $195 million in 2026-2027 and $183 million in 2027-2028. These adjustments are primarily attributable to:

- an increase in own-source revenue, excluding revenue from government enterprises, of $1.7 billion in 2025-2026, $531 million in 2026-2027 and $27 million in 2027-2028. These adjustments are due to:

- an increase in tax revenue of $1.6 billion in 2025-2026 owing to the recurrence of higher-than-expected results at the end of 2024-2025, the effect of which has continued since the beginning of fiscal 2025-2026. Thereafter, lower adjustments of $858 million in 2026-2027 and $329 million in 2027-2028 are expected, due to the impact of developments in the trade dispute with the United States on the economic outlook, which is adjusted downward in 2026 and 2027, and the cancellation of the increase in the capital gains inclusion rate,4

- a favourable adjustment of other revenue of $32 million in 2025-2026 due, in particular, to the higher-than-forecast investment income of the Generations Fund. In 2026-2027 and 2027-2028, the downward adjustments of $327 million and $302 million are attributable to, among other things, lower-than-expected revenue from natural resources;

- an increase in revenue from government enterprises in 2025-2026 and 2027-2028 attributable to the increase in Hydro-Québec's results from earnings associated with its electricity exports. In 2026-2027, electricity exports have, however, been adjusted downward due to low runoff;

- an upward adjustment in federal transfers of $584 million in 2025-2026, due in particular to the extension of the federal enhancement of loans and bursaries for studies as well as the pace of realization of federally funded infrastructure projects, and a downward adjustment of $285 million in 2026-2027 and $983 million in 2027-2028, due to a downward adjustment in Québec's demographic weight reported in Statistic Canada's data published last September;5

- an increase in portfolio expenditures of $304 million in 2025-2026, followed by a decrease of $483 million in 2026-2027 and $714 million in 2027-2028;

- The increase in 2025-2026 is primarily due to an increase in expenditures of $500 million, that is, $250 million in the Santé et Services sociaux portfolio and $250 million related to the reinvestment in education announced in summer 2025, mitigated by a decrease in expenditures under the 2030 Plan for a Green Economy as a result of the decline in anticipated revenue from the carbon market.

- For 2026-2027 and 2027-2028, the adjustments are due, in particular, to a decrease in financial impacts of the government's financial interventions, as well as to the available funds from an increase in the share of public transit funding from the Electrification and Climate Change Fund and, for 2027-2028, to an adjustment in the pace of infrastructure realization under the Land Transportation Network Fund.

________________________________________

4 The Québec government is harmonizing its tax system with the changes made by the federal government in its 2025 budget and is cancelling the increase in the capital gains inclusion rate that had been announced in 2024.

5 The update of population data has an impact on the main federal transfers to the provinces (equalization, Canada Health Transfer [CHT] and Canada Social Transfer [CST]) as they are calculated on a per capita basis.

Québec's Financial Situation	D.11

- an upward adjustment of $528 million in debt service in 2025-2026, which is primarily due to higher-than-anticipated long-term interest rates worldwide. Subsequently, a downward adjustment of $119 million in 2026-2027 and $275 million in 2027-2028 is expected due to the lower deficit in 2024-2025 and 2025-2026, as well as the better performance of the Retirement Plans Sinking Fund expected in 2025-2026.

D-12	Update on Québec’s Economic and Financial Situation

 Initiatives since Budget 2025-2026

The government is committed to protecting taxpayers' financial security to help them cope with the challenges posed by the current economic context. To that end, the Update on Québec's Economic and Financial Situation - Fall 2025 aims to protect Quebecers' purchasing power and to increase economic development and resilience while ensuring responsible management of the financial framework. To achieve this, the government is investing $8.3 billion over five years, as follows:

- $5.9 billion to return money to Quebecers;

- $2.5 billion to increase Québec's economic resilience.

For the first three years of implementation, these initiatives will result in a financial impact of $65 million in 2025-2026, $218 million in 2026-2027, and $195 million in 2027-2028.6

________________________________________

6 The amounts for indexing the tax system are already included in the financial framework. Reductions in the contribution rates and premium rates for the Québec Pension Plan and Québec Parental Insurance Plan, respectively, are entirely funded by each plan. Of the financial impact, $31.3 million in 2025-2026, $126.3 million in 2026-2027 and $97.1 million in 2027-2028 will be financed by the available funds from an increase in the share of public transit funding from the Electrification and Climate Change Fund. In addition, $30.0 million will be drawn from the Electrification and Climate Change Fund from 2025-2026 to 2027-2028.

Québec's Financial Situation	D.13

Budgetary balance adjustments within the meaning of the Balanced Budget Act

Under the Balanced Budget Act, the budgetary balance corresponds to the accounting surplus or deficit presented in the public accounts (surplus or deficit from operations) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

The Update on Québec's Economic and Financial Situation - Fall 2025 reports an improvement in the accounting deficit of $1.5 billion in 2025-2026 and deteriorations of $23 million in 2026-2027 and $12 million in 2027-2028.

In addition to these adjustments, deposits of dedicated revenues in the Generations Fund will increase by $284 million in 2025-2026, due to the increase in investment income. For 2026-2027 and 2027-2028, the dedicated revenues have been adjusted downward by $23 million and $12 million respectively.

Thus, the deficit within the meaning of the Act stands at $12.4 billion in 2025-2026, $9.5 billion in 2026-2027 and $5.7 billion in 2027-2028.

Budgetary balance adjustments within the meaning of the Balanced Budget Act
(millions of dollars)
	2025-2026	2026-2027	2027-2028
BUDGETARY BALANCE(1) - MARCH 2025	−13 607	−9 528	−5 695
Adjustments to the economic and budgetary situation	1 597	195	183
Fall 2025 update initiatives	−65	−218	−195
Subtotal	1 532	−23	−12
Adjustments to deposits of dedicated revenues in the Generations Fund	−284	23	12
BUDGETARY BALANCE(1) - NOVEMBER 2025	−12 359	−9 528	−5 695
Note: Totals may not add due to rounding. (1) Budgetary balance within the meaning of the Balanced Budget Act.

D-14	Update on Québec’s Economic and Financial Situation

1.2 Detailed adjustments in 2025-2026

In 2025-2026, the accounting deficit stands at $9.9 billion. This represents an improvement of $1.5 billion compared to the accounting deficit of $11.4 billion forecast in March 2025, due, in particular, to:

- a $1.6-billion increase in own-source revenue excluding revenue from government enterprises in 2025-2026, due to:

- a positive adjustment of $1.6 billion in tax revenue owing to the recurrence of higher-than-expected results at the end of 2024-2025, particularly in relation to personal income tax and corporate tax, resulting from stronger-than-expected economic growth in 2024, the effect of which is partly mitigated by the implementation of a temporary contribution holiday to the Health Services Fund in 2026 and 2027 to support the agricultural, forestry and fishing sectors,

- a $32-million increase in other revenue attributable to, among other things, higher-than-anticipated investment income of the Generations Fund, offset in part by lower-than-expected revenue from natural resources and from the auction of GHG emission allowances;

- a $174-million increase in revenue from government enterprises, mainly due to an increase in revenue from Hydro-Québec, which in turn is largely the result of the increase in earnings associated with its exports;

- an increase in federal transfers of $584 million, mainly due to the extension of the federal enhancement of loans and bursaries for studies as well as the pace of realization of infrastructure projects receiving federal funding;

- a $333-million increase in portfolio expenditures attributable to:

- higher-than-expected expenditures of $304 million, mainly due to an increase in expenditures of $500 million, that is, $250 million in the Santé et Services sociaux portfolio and $250 million related to the reinvestment in education announced in summer 2025, mitigated by a decrease in expenditures under the 2030 Plan for a Green Economy as a result of the decline in anticipated revenue from the carbon market,

- initiatives related to the expenditures announced in the Update on Québec's Economic and Financial Situation - Fall 2025 totalling $29 million mainly to ensure the well-being of more vulnerable individuals;

- a $528-million increase in debt service in 2025-2026, primarily due to higher-than-anticipated long-term interest rates worldwide.

Québec's Financial Situation	D.15

TABLE D.4

Adjustments to the 2025-2026 financial framework since March 2025

(millions of dollars)
2025-2026
	March 2025	Adjustments			November 2025
		Economic and budgetary situation	Initiatives and other adjustments	Total
Own-source revenue
Tax revenue	98 945	1 639	−36	1 603	100 548
Other revenue	21 519	32	-	32	21 551
Subtotal	120 464	1 671	−36	1 635	122 099
Revenue from government enterprises	5 268	174	-	174	5 442
Total own-source revenue	125 732	1 845	−36	1 809	127 541
Federal transfers	30 610	584	-	584	31 194
Revenue	156 342	2 429	−36	2 393	158 735
Portfolio expenditures	−156 102	−304	−29	−333	−156 435
Debt service	−9 670	−528	-	−528	−10 198
Expenditure	−165 772	−832	−29	−861	−166 633
Contingency reserve	−2 000	-	-	-	−2 000
ACCOUNTING SURPLUS (DEFICIT)	−11 430	1 597	−65	1 532	−9 898
Note: Totals may not add due to rounding.
D-16	Update on Québec’s Economic and Financial Situation

2025-2026 budgetary improvement: Québec stands out from other Canadian jurisdictions

At the time of writing the update, Québec was the province showing the greatest improvement in its budgetary balance as a percentage of its GDP.

Of the nine provinces that published an update, only Québec and Ontario show an improvement compared to their 2025-2026 budget forecasts, with upward adjustments of 0.2 percentage points of GDP and 0.1 percentage points of GDP, respectively.

The other provinces reported a deterioration in their budgetary balances.

It should be noted that Prince Edward Island did not publish a budget update for fiscal 2025-2026.

Adjustment to the 2025-2026 budgetary balance
(percentage points of GDP)

Notes: Amounts for Québec correspond to the accounting deficit.

Information is based on data available as at November 14, 2025.

Sources: Data from 2025-2026 budgets as well as updates for the first or second quarter of the Canadian provinces.

Québec's Financial Situation	D.17

2025-2026 budgetary improvement: Québec stands out from other Canadian jurisdictions (cont.)

All Canadian provinces are showing a budget deficit balance in 2025-2026. Québec is within the average, with a budgetary deficit as a percentage of its GDP estimated at 1.5%.

Budgetary balance of the provinces in 2025-2026
(percentage of GDP)

Notes: For Québec, the accounting deficit is comparable to that of other provinces. Chart information reflects data available as at November 14, 2025.

D-18	Update on Québec’s Economic and Financial Situation

❏ Own-source revenue excluding revenue from government enterprises

For 2025-2026, own-source revenue excluding revenue from government enterprises is adjusted upward by $1.6 billion compared to Budget 2025-2026 forecasts and totals $122.1 billion.

- Tax revenue is adjusted upward by $1.6 billion, supported by higher-than-anticipated corporate tax and personal income tax revenues.

- Other revenue is adjusted upward by $32 million, due to favourable adjustments to miscellaneous revenue.7

TABLE D.5

Adjustments to own-source revenue excluding revenue from government enterprises
(millions of dollars)

2025-2026
OWN-SOURCE REVENUE(1) - MARCH 2025	120 464
Tax revenue
Personal income tax	894
Contributions for health services	−160
Corporate taxes	1 061
School property tax	−91
Consumption taxes	−101
Subtotal	1 603
Other revenue
Duties, permits and royalties	−180
Miscellaneous revenue(2)	212
Subtotal	32
Total adjustments	1 635
OWN-SOURCE REVENUE(1) - NOVEMBER 2025	122 099
(1) Own-source revenue excluding revenue from government enterprises. (2) This adjustment stems, in particular, from higher-than-expected investment income of the Generations Fund.

________________________________________

7 Miscellaneous revenue includes, among other things, revenue from services rendered, such as health care facility accommodation fees, prescription drug insurance premiums and tuition fees, as well as income on accounts receivable, loans and investments.

Québec's Financial Situation	D.19

 Tax revenue

For 2025-2026, revenue from personal income tax is adjusted upward by $894 million compared to the March 2025 forecast.

- This adjustment is due, in particular, to the recurrence of higher-than-expected source deductions at the end of 2024-2025, the effect of which has continued since the beginning of fiscal 2025-2026, despite the downward adjustment in wages and salaries by 0.1 percentage points in 2025, going from 3.7% to 3.6%.

Contributions for health services are adjusted downward by $160 million in 2025-2026.

- This adjustment is attributed, in particular, to wages and salaries, whose growth was adjusted downward by 0.1 percentage points in 2025, from 3.7% to 3.6%, and to the recurrence of lower-than-anticipated results at the end of 2024-2025.

- It is also explained by the implementation of a temporary contribution holiday to the Health Services Fund in 2026 and 2027 to support the agricultural, forestry and fishing sectors, which are essential to the vitality of the regions.

Corporate tax revenue is adjusted upward by $1.1 billion in 2025-2026.

- This favourable adjustment is due, in particular, to the net operating surplus of corporations, whose change was adjusted upward by 3.3 percentage points in 2025, from −1.1% to 2.2%.

- It is also due to the recurrence of higher-than-expected results at the end of 2024-2025, the effect of which has continued since the beginning of fiscal 2025-2026.

Revenue from the school property tax is adjusted downward by $91 million in 2025-2026.

- This decrease is mainly due to the additional contribution from the Québec government to limit the average increase in school taxes to 3% for 2025-2026.

Consumption tax revenue, which is derived mainly from the Québec sales tax, is adjusted downward by $101 million in 2025-2026.

- This decline is mainly due to lower-than-expected cash inflow since the start of 2025-2026, affecting consumption tax revenue, while household consumption8 is adjusted upward by 0.9 percentage points in 2025, from 4.0% to 4.9%.

________________________________________

8 Household consumption excluding food expenditures and shelter.

D-20	Update on Québec’s Economic and Financial Situation

 Other revenue

Revenue from duties, permits and royalties is adjusted downward by $180 million in 2025-2026 compared to the March 2025 forecast, due in particular to lower-than-expected revenue from natural resources and from the auction of GHG emission allowances.

Miscellaneous revenue is adjusted upward by $212 million in 2025-2026, due in particular to higher-than-expected investment income of the Generations Fund.

❏ Revenue from government enterprises

For 2025-2026, revenue from government enterprises is adjusted upward by $174 million, to $5.4 billion.

This adjustment is mainly due to the increase in revenue from Hydro-Québec, which in turn is largely the result of the increase in earnings associated with its exports.

TABLE D.6

Adjustments to revenue from government enterprises

(millions of dollars)
2025-2026
REVENUE FROM GOVERNMENT ENTERPRISES - MARCH 2025	5 268
Hydro-Québec	220
Loto-Québec	-
Société des alcools du Québec	−11
Investissement Québec	−26
Société québécoise du cannabis(1)	2
Other(2)	−11
Total adjustments	174
REVENUE FROM GOVERNMENT ENTERPRISES - NOVEMBER 2025	5 442

(1) Revenue is allocated to the Fund to Combat Addiction.

(2) The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire S.E.C., Capital Financière agricole, the Fonds d'investissement Eurêka S.E.C. and the Société du parc industriel et portuaire de Bécancour.

Québec's Financial Situation	D.21

❏ Federal transfers

In 2025-2026, revenues from federal transfers stand at $31.2 billion, an upward adjustment of $584 million compared to Budget 2025-2026.

This upward adjustment is mainly due to the extension of the federal enhancement of loans and bursaries for studies as well as the pace of realization of infrastructure projects receiving federal funding.9

TABLE D.7

Adjustments to federal transfer revenues

(millions of dollars)
2025-2026
FEDERAL TRANSFERS - MARCH 2025	30 610
Equalization	-
Health transfers	−149
Transfers for post-secondary education and other social programs	40
Other programs	693
Total adjustments	584
FEDERAL TRANSFERS - NOVEMBER 2025	31 194

________________________________________

9 Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

D-22	Update on Québec’s Economic and Financial Situation

❏ Portfolio expenditures

For 2025-2026, portfolio expenditures amount to $156.4 billion, which represents an upward adjustment of $333 million compared to the March 2025 forecasts.

The adjustment is due in particular to:

- the increase in expenditures related to the economic and budgetary situation. These expenditures total $304 million and are mainly due to an increase in expenditures of $500 million, that is, $250 million in the Santé et Services sociaux portfolio and $250 million related to the reinvestment in education announced in summer 2025, mitigated by a decrease in expenditures under the 2030 Plan for a Green Economy as a result of the decline in anticipated revenue from the carbon market;

- the cost of new initiatives totalling $29 million announced since Budget 2025-2026, primarily to ensure the well-being of more vulnerable individuals.

TABLE D.8

Adjustments to portfolio expenditures

(millions of dollars)
2025-2026
PORTFOLIO EXPENDITURES - MARCH 2025	156 102
Adjustments to the economic and budgetary situation
One-time increase in the Éducation portfolio(1),(2)	250
One-time increase in the Santé et Services sociaux portfolio(2)	250
Decrease in expenditures for the 2030 Plan for a Green Economy as a result of the decline in anticipated revenue from the carbon market	−279
Other items	83
Subtotal - Adjustments to the economic and budgetary situation	304
New initiatives since March 2025	29
Total adjustments	333
PORTFOLIO EXPENDITURES - NOVEMBER 2025	156 435

Note: Totals may not add due to rounding.

(1) The Éducation portfolio expenditure is adjusted upward by $250 million to meet the needs of school service centres and school boards. The $540-million reinvestment announced in the summer of 2025 is higher than the $250-million adjustment as the school year straddles two fiscal years and part of the reinvestment comes from funds generated by the Ministère de l'Éducation, the disbursement of which has been accelerated.

(2) Portfolios are subject to other adjustments related, in particular, to actuarial valuations of pension plans.

Québec's Financial Situation	D.23

❏ Debt service

For 2025-2026, debt service is adjusted upward by $528 million to $10.2 billion, primarily due to higher-than-expected long-term interest rates worldwide.

TABLE D.9

Adjustments to debt service

(millions of dollars)
2025-2026
DEBT SERVICE - MARCH 2025	9 670
Interest on direct debt(1)	451
Interest on the liability for pension plans and other employee future benefits(2)	77
Total adjustments	528
DEBT SERVICE - NOVEMBER 2025	10 198

(1) Interest on the direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upward or downward since it is closely tied to the change in interest rates and market behaviour.

(2) This corresponds to the interest on obligations relating to pension plans and other employee future benefits of public and parapublic sector employees, minus mainly the investment income of the Retirement Plans Sinking Fund.

D-24	Update on Québec’s Economic and Financial Situation

2. RETURNING TO A BALANCED BUDGET

The government remains committed to consolidating its public finances. Returning to a balanced budget contributes to the preservation of intergenerational fairness and to the government's long-term ability to ensure the delivery of public services.

This return to a balanced budget must, however, be achieved at a pace compatible with the tense economic situation that is fraught with uncertainty stemming from the trade dispute started by the United States.

In this context, the government has adopted a measured approach by tabling, as part of Budget 2025-2026, a gradual restoration plan that allows for the return to a balanced budget by 2029-2030. This plan calls for measures to both increase government revenue growth and reduce its expenditure growth.

The update is thus an opportunity for the government to report on the initial results and to present a budgetary situation that is proving to be better than that forecast in Budget 2025-2026.

Québec's Financial Situation	D.25

Policy directions governing the plan to restore fiscal balance

The purpose of the Balanced Budget Act is to balance the government's budget. In particular, the Act provides for the presentation of a plan to restore fiscal balance when the budgetary deficit for a given fiscal year is greater than the dedicated revenues in the Generations Fund for that year.

Since the budgetary deficit recorded in Public Accounts 2022-2023, tabled on December 11, 2023, is $6.1 billion within the meaning of the Act and exceeds the dedicated revenues in the Generations Fund, which amount to $3.1 billion, the government has tabled, as part of Budget 2025-2026, a plan to restore fiscal balance that meets the following objectives:

- returning to a balanced budget over a maximum period of five years, namely by 2029-2030;

- shrinking deficits over the period covered by the financial framework;

- a maximum deficit of $1.5 billion in 2028-2029, corresponding to 25% of the $6.1-billion budgetary deficit recorded in Public Accounts 2022-2023.

The Balanced Budget Act requires a return to a balanced budget by 2029-2030. When large deficits are not eliminated, they limit the government's long-term ability to deliver public services, ensure intergenerational fairness and respond to unforeseen economic shocks.

- This return to a balanced budget must, however, be achieved at a pace compatible with the current economic situation.

The restoration plan tabled as part of Budget 2025-2026 is thus in line with the following key policy directions:

- achieving and maintaining a balanced budget;

- reducing the share of expenditure in the economy to a level similar to the pre-pandemic level;

- maintaining deposits of dedicated revenues in the Generations Fund and a long-term debt reduction objective;

- stimulating economic growth and narrowing the wealth gap with Ontario;

- adequately funding the government's missions;

- continuing to make infrastructure investments.

D-26	Update on Québec’s Economic and Financial Situation

❏ Path for returning to a balanced budget

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government is demonstrating its ability to ensure the sound management of public finances and showing an improvement in the deficit recorded in 2024-2025 together with a reduction in its forecast deficit in 2025-2026.

- Compared to Budget 2025-2026, the budgetary deficit within the meaning of the Balanced Budget Act, namely after deposits of dedicated revenues in the Generations Fund, is adjusted downward by $2.9 billion in 2024-2025, and the deficit forecast for 2025-2026 is also adjusted downward by $1.2 billion.

The government is on the right track and is maintaining its path for returning to a balanced budget by 2029-2030.

- The budgetary situation in the update allows for the return to balance by 2029-2030, despite the cancellation of efforts anticipated in the restoration plan for the increase to the capital gains inclusion rate that had been announced in 2024.10

- As of 2027-2028, the government will use all necessary levers to bridge the remaining gap.

CHART D.2 Path for returning to a balanced budget
(billions of dollars)

________________________________________

10 +When it tabled its 2025 budget on November 4, 2025, the federal government confirmed that it would be cancelling the increase in the capital gains inclusion rate announced in its 2024 budget. Consequently, to preserve the simplicity of the Québec tax system and its consistency with the federal system, the Québec government confirms that it will harmonize its tax system with this change by the federal government and will cancel the increase in the capital gains inclusion rate that had been announced in 2024.

Québec's Financial Situation	D.27

 Actions taken to return to a balanced budget

◾ Optimization of expenditure growth

In response to budgetary challenges, the government remains committed to implementing concrete initiatives to improve the budgetary balance and comply with the Balanced Budget Act. To achieve this, it plans to reduce the share of expenditure in the economy, which is why it has begun to slow its expenditure growth.

In 2025-2026, the share of expenditure in the economy stood at 26.0%, higher than in 2018-2019, when it represented 24.4% of GDP.

This increase results from investments made by the government to fund public services, particularly in health and education.

- With expected growth in portfolio expenditures of 3.4% for 2025-2026, compared to growth of 6.9% in 2024-2025, the update marks a turning point in reducing the share of expenditure in the economy.

- From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate of growth compatible with average annual revenue growth of close to 3% and with the plan to restore fiscal balance.

In addition, the actions taken as part of the review to improve the tax system and those of the review of budgetary expenditures will further reduce the gap between the weight of expenditures and that of revenues in the economy by 2029-2030.

- With these measures, the share of expenditure in the economy will gradually decline to 24.3% in 2029-2030, while that of revenue will reach 24.6% by that year.11

CHART D.3 Share of expenditure and revenue in the economy
(percentage of GDP)

________________________________________

11 The share of expenditure and revenue in the economy does not take into account the contingency reserve, the gap to be bridged and deposits of dedicated revenues in the Generations Fund, whereas these three items are considered in the budgetary balance within the meaning of the Balanced Budget Act.

D-28	Update on Québec’s Economic and Financial Situation

 Making the government more efficient

Reducing the share of expenditure in the economy requires ongoing efforts to make the government more efficient. The Québec government must be agile and productive to meet citizens' expectations in terms of government efficiency, in line with government priorities and the current budgetary context.

The review of budgetary expenditures carried out solicited all entities to propose structural changes aimed at innovating and reviewing operations, particularly regarding administrative services.

To support this objective, the government is continuing this process and intends to strengthen its budgetary practices to promote achieving a balanced budget by increasing government efficiency.

The government is going a step further with the aim of transforming how things are done, in particular by tabling a bill to reduce bureaucracy, increase government efficiency and strengthen the accountability of senior civil servants.

This bill comprises a series of legislative initiatives aimed at reducing bureaucracy and transforming administrative practices, and will lead to major and concrete advances with respect to:

- optimizing expenses;

- reducing the size of the government;

- simplifying administrative processes;

- eliminating control and reporting mechanisms deemed non-essential;

- improving public services.

It also provides for the mutualization of the administrative services of several entities, notably by merging and abolishing certain bodies.

Simplifying processes and reducing red tape are essential levers for improving productivity and strengthening the government's capacity to act.

In addition, the government is continuing the disciplined execution of its expenditure budget, in particular by:

- maintaining the hiring freeze and limiting overtime, travel expenses and expenses related to professional service contracts;

- respecting the budgetary envelopes allocated to departments and bodies and updating and eliminating programs;

- capping costs for independent health care and social services labour;

- consolidating purchasing groups and centralizing management of human resources working in information technology and of technological assets;

- optimizing space and rents for government administration.

Québec's Financial Situation	D.29

The Electrification and Climate Change Fund

The Electrification and Climate Change Fund (ECCF) funds all the measures planned in Québec to fight climate change, as part of the 2030 Plan for a Green Economy.

Since 2006, an estimated surplus of $1.8 billion has accumulated in the ECCF.

- However, the short-term use of this surplus to fund new spending would have a negative impact on the government's financial framework.

Transferring the cumulative surplus of $1.8 billion from the Electrification and Climate Change Fund to the Generations Fund

To encourage the use of this surplus accumulated in the ECCF, the government will transfer the entire surplus to the Generations Fund.

- This will ensure intergenerational fairness by reducing the gross debt of future generations, who will suffer the increasing effects of climate change.

- The amounts allocated annually to the Generations Fund are deposited with the Caisse de dépôt et placement du Québec. The returns generated help reduce the debt burden.

- From 2007 to 2024, the average return on the Generations Fund was 5.8%, compared to a 3.2% average cost of new borrowings, resulting in a difference of 2.6 percentage points.

No annual surplus in the ECCF is forecast for the coming years.

For subsequent years, the government also wishes to provide for the possibility of transferring future annual surpluses from the ECCF to the Generations Fund or the Land Transportation Network Fund.

- Consequently, should there be any annual surpluses, they could be added to the funding already earmarked, in line with the objectives of the ECCF.

D-30	Update on Québec’s Economic and Financial Situation

 Bridging a gap over time

The financial framework provides for a gap to be bridged of $1.0 billion in 2027-2028 and $2.5 billion in 2028-2029 and 2029-2030, or 0.3% of GDP in 2029-2030. As such, after deposits of dedicated revenues in the Generations Fund, balance will be achieved by 2029-2030 at the latest.

An improvement in the economic situation could help bridge the gap. In addition, the government has different levers that it intends to use to achieve this:

- it will continue its initiatives aimed at creating more wealth and thereby increasing Québec's economic potential despite the impacts of the trade dispute with the United States;

- it will continue its representations to the federal government to obtain additional federal transfers, particularly for health and infrastructure;

- it will remain committed to promoting efficiency and productivity gains in the delivery of public services;

- it will take advantage of the non-utilization of the contingency reserve, if possible.

Should these levers fail to bridge the entire gap, further initiatives may be determined once the uncertainty surrounding the trade relationship with the United States has dissipated.

CHART D.4 Path for returning to a balanced budget
(billions of dollars)

Note: Budgetary balance within the meaning of the Balanced Budget Act.
Québec's Financial Situation	D.31

Impact of the plan to restore fiscal balance on the sustainability of public finances

Achieving a balanced budget is an essential condition for the long-term sustainability of public finances and for controlling the change in the debt burden.

Trends in the various indicators of public finance sustainability show that the plan to restore fiscal balance will have a favourable impact, enabling us to compare the future situation favourably with that of 2018-2019, that is, before the start of the pandemic.

In the Update on Québec's Economic and Financial Situation - Fall 2025, the government is maintaining its path for restoring balance and is on track to improve many sustainability indicators provided for during development of the plan to restore fiscal balance.

- The share of revenue as a proportion of GDP will be lower in 2029-2030 (24.6%) than it was in 2018-2019 (26.1%).

- The plan to restore fiscal balance will also make it possible to reduce the share of expenditure as a proportion of GDP, and to return to a level similar to before the pandemic.

- The initiatives taken as part of the plan to restore fiscal balance will make it possible to reduce the debt burden as a proportion of GDP and to lower debt-servicing costs as a proportion of revenue.

▪ A low cost of debt servicing as a proportion of revenue provides leeway to better fund public services. Through these initiatives, the proportion of revenues devoted to debt service will remain at historically low levels (6.5% in 2029-2030), thus preserving the government's budgetary flexibility.

Impact of the plan to restore fiscal balance on indicators of public finance sustainability, viability and budgetary flexibility
(per cent, gap and change in percentage points)
	2018-2019	2029-2030			Change compared to 2018-2019
		Without restore plan	With restore plan(1)	Gap
Revenue as a proportion of GDP	26.1	24.4	24.6	0.2	−1.5
Expenditure as a proportion of GDP	24.4	24.8	24.3	−0.5	0.0
Debt-servicing costs as a proportion of revenue	7.7	6.9	6.5	−0.4	−1.2
Net debt as a proportion of GDP	42.9	41.9	39.3	−2.6	−3.6

Notes: Differences may not add due to rounding.

The grey boxes are those showing a favourable impact on sustainability indicators.

(1) The gap to be bridged and the contingency reserve are not included in the calculation of ratios of revenue and expenditure as a proportion of GDP.

D-32	Update on Québec’s Economic and Financial Situation

Budget transparency: Québec stands out in the C.D. Howe Institute's 2025 report

On October 23, 2025, the C.D. Howe Institute released its annual report assessing the transparency of public finance documents from the federal, provincial and territorial governments.

- The C.D. Howe Institute is a Canadian think tank specializing in public policy analysis, whose research relies on evidence-based and impartial data.

This report demonstrates the high level of transparency in Québec's budget documents. Taking second place with a grade of "B+", Québec compared favourably to the 13 other jurisdictions.

The C.D. Howe report evaluates the various jurisdictions on a number of criteria that compare, in particular:

- the timeliness and frequency of budget publications;

- the presentation of key budget information in a manner that is comprehensible and transparent for citizens;

- the reliability of the data, its compliance with budgetary standards, as well as the comparability of forecasts with actual results.

Assessment and grading of federal, provincial and territorial governments on the transparency of public finance documents
	2024(1)	2025
Alberta	A	A+ (1st)
Québec	B−	B+ (2nd)
British Columbia	C+	B (3rd)
Saskatchewan	B	B (3rd)
Nunavut	B+	B (3rd)
Prince Edward Island	C−	B (3rd)
New Brunswick	C+	B (3rd)
Nova Scotia	C	B (3rd)
Yukon	A−	B (3rd)
Ontario	C+	B− (10th)
Newfoundland and Labrador	D+	C (11th)
Federal government	C	D (12th)
Manitoba	C	D− (13th)
Northwest Territories	C	D− (13th)
(1) Assessment using the 2025 grading system. Source: C.D. Howe Institute, Making the Grade: The Fiscal Accountability Report Card for Canada's Senior Governments, 2025.

Québec's Financial Situation	D.33

3. REVENUE AND EXPENDITURE FORECASTS

The Update on Québec's Economic and Financial Situation - Fall 2025 presents the short-term change in revenue and expenditure, that is, the three-year outlook from 2025-2026 to 2027-2028.

TABLE D.10

Change in revenue and expenditure
(millions of dollars, unless otherwise indicated)

	2025-2026	2026-2027	2027-2028	AAGR(1)
Revenue
Own-source revenue excluding revenue from government enterprises	122 099	126 154	130 905
% change(2)	1.8	3.3	3.8	3.0
Revenue from government enterprises	5 442	6 389	7 272
% change(3)	−4.3	17.4	13.8	8.5
Federal transfers	31 194	32 077	32 088
% change	2.3	2.8	0.0	1.7
Total revenue	158 735	164 620	170 265
% change	1.7	3.7	3.4	2.9
Expenditure
Portfolio expenditures	−156 435	−159 486	−161 669
% change	3.4	2.0	1.4	2.2
Debt service	−10 198	−10 283	−11 281
% change(4)	2.3	0.8	9.7	4.2
Total expenditure	−166 633	−169 769	−172 950
% change	3.3	1.9	1.9	2.4
Contingency reserve	−2 000	−2 000	−1 500
ACCOUNTING SURPLUS (DEFICIT)	−9 898	−7 149	−4 185
% of GDP	1.5	1.1	0.6

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) In 2025-2026, the lower growth in own-source revenue excluding revenue from government enterprises is due, in particular, to the change in economic activity influenced by the trade dispute triggered by the United States, and the non-recurrence of a significant portion of the $1.7 billion received by the Québec government in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

(3) The increases in revenue from government enterprises in 2026-2027 and 2027-2028 are mainly due to the increase in Hydro-Québec's results, stemming, in particular, from higher export volumes with the commissioning of infrastructure related to two major contracts for export to the United States.

(4) The 9.7% change in debt service in 2027-2028 is primarily explained by the increase in the debt level and the renewal of maturing fixed rate loans at higher interest rates.

Québec's Financial Situation	D.35

3.1 Change in revenue

Government revenue encompasses own-source revenue, including revenue from government enterprises, as well as revenue from federal transfers.

Government revenue stands at $158.7 billion in 2025-2026, or $127.5 billion in own-source revenue and $31.2 billion in federal transfers.

- In 2025-2026, own-source revenue represents 80.3% of government revenue, while revenue from federal transfers represents 19.7%.

Government revenue will stand at $164.6 billion in 2026-2027 and $170.3 billion in 2027-2028, representing respective growth of 3.7% and 3.4%.

TABLE D.11

Change in revenue

(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	AAGR(1)
Own-source revenue
Own-source revenue excluding revenue from government enterprises	122 099	126 154	130 905
% change(2)	1.8	3.3	3.8	3.0
Revenue from government enterprises	5 442	6 389	7 272
% change(3)	−4.3	17.4	13.8	8.5
Subtotal	127 541	132 543	138 177
% change	1.6	3.9	4.3	3.2
Federal transfers	31 194	32 077	32 088
% change(4)	2.3	2.8	0.0	1.7
TOTAL	158 735	164 620	170 265
% change	1.7	3.7	3.4	2.9

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) In 2025-2026, the lower growth in own-source revenue excluding revenue from government enterprises is due, in particular, to the change in economic activity influenced by the trade dispute triggered by the United States, and the non-recurrence of a significant portion of the $1.7 billion received by the Québec government in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

(3) The increases in revenue from government enterprises in 2026-2027 and 2027-2028 are mainly due to the increase in Hydro-Québec's results, stemming, in particular, from higher export volumes with the commissioning of infrastructure related to two major contracts for export to the United States.

(4) The zero growth in 2027-2028 is due, in particular, to the non-recurrence of revenues from federal transfers resulting from housing and infrastructure agreements.

D-36	Update on Québec’s Economic and Financial Situation

3.1.1 Own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, including personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

- Changes in tax revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

- duties, permits and royalties, in particular revenue from the carbon market;

- miscellaneous revenue, such as revenue from services rendered12 and income on accounts receivable, loans and investments.

In 2025-2026, own-source revenue stands at $122.1 billion, an increase of 1.8% compared to 2024-2025. It will reach $126.2 billion in 2026-2027 and $130.9 billion in 2027-2028, growing by 3.3% and 3.8%, respectively.

TABLE D.12

Summary of change in own-source revenue excluding revenue from government enterprises

(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	AAGR(1)
Tax revenue	100 548	103 601	107 623
% change(2)	3.2	3.0	3.9	3.4
Other revenue	21 551	22 553	23 282
% change(3)	−4.0	4.6	3.2	1.2
TOTAL	122 099	126 154	130 905
% change(4)	1.8	3.3	3.8	3.0

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) In 2027-2028, the growth in tax revenue is primarily due to developments in economic activity and the effect of harmonization with the accelerated depreciation and expensing measures announced in the 2024 federal budget.

(3) In 2025-2026, the change in other revenue is due to the non-recurrence of a significant portion of the $1.7 billion received by the Québec government in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

(4) In 2025-2026, the lower growth in own-source revenue excluding revenue from government enterprises is due, in particular, to the change in economic activity influenced by the trade dispute triggered by the United States, and the non-recurrence of a significant portion of the $1.7 billion received by the Québec government in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

________________________________________

12 Revenues from services rendered include, in particular, health care facility accommodation fees, prescription drug insurance premiums and tuition fees.

Québec's Financial Situation	D.37

❏ Tax revenue

In 2025-2026, revenue from personal income tax, the government's main revenue source, stands at $47.8 billion, an increase of 4.7% compared to 2024-2025. It will reach $49.6 billion in 2026-2027 and $51.4 billion in 2027-2028, growing by 3.7% and 3.6%, respectively.

Among other things, this change in revenue from personal income tax reflects:

- the increase in household income, including wages and salaries, which will grow by 3.6% in 2025, 2.5% in 2026 and 3.3% in 2027;

- all the parameters of the personal income tax system, such as indexation and the progressive nature of the tax system;

- the effect of optimizing the tax credit for career extension as of 2025-2026, announced in the Update on Québec's Economic and Financial Situation - Fall 2024.

Contributions for health services stand at $9.1 billion in 2025-2026, representing an increase of 2.6%. They will reach $9.3 billion in 2026-2027 and $9.6 billion in 2027-2028, representing growth of 2.4% and 3.0%, respectively.

Among other things, this change in contributions for health services reflects:

- the growth in wages and salaries, which stands at 3.6% in 2025, 2.5% in 2026 and 3.3% in 2027;

- the effect of the end of indexation of the eligibility threshold13 for reduced rates of the employer contribution to the Health Services Fund, announced in Budget 2025-2026, which contributes to growth in revenue;

- the effect of the implementation of a temporary contribution holiday to the Health Services Fund in 2026 and 2027 to support the agricultural, forestry and fishing sectors, which are essential to the vitality of the regions.

In 2025-2026, revenue from corporate taxes stands at $13.6 billion, growing by 1.6% compared to 2024-2025. It will stand at $13.7 billion in 2026-2027 and $14.5 billion in 2027-2028, growing by 0.8% and 6.1%, respectively.

The change in corporate tax revenue reflects in particular:

- the change in the net operating surplus of corporations, which stands at 2.2% in 2025, 3.4% in 2026 and 3.2% in 2027;14

- the non-recurring effect in 2025-2026 of transactions being brought forward in 2024-2025 as a result of the federal government's announcement of an increase in the capital gains inclusion rate;15

- the effect of harmonization with the accelerated depreciation measures announced by the federal government since Budget 2024;

- greater efforts by Revenu Québec to combat tax evasion.

________________________________________

13 This threshold will be maintained at $7.8 million.

14 The change in corporate tax revenue also reflects export growth, which stands at 0.1% in 2025, 1.6% in 2026 and 3.7% in 2027.

15 More specifically, in 2024, the federal government announced an increase in the capital gains inclusion rate, which resulted in transactions initially scheduled for 2025 and 2026 being brought forward to 2024-2025.

D-38	Update on Québec’s Economic and Financial Situation

Revenue from the school property tax stands at $1.3 billion in 2025-2026, an increase of 4.9% compared to 2024-2025. It will reach $1.4 billion in 2026-2027 and $1.5 billion in 2027-2028, growing by 9.8% and 11.1%, respectively.

- This increase is influenced by changes in the amount for financing local needs, which considers the projected growth in student population and in the cost of services funded by the school property tax.

- It also reflects the impact of the additional contribution of nearly $110 million per year from the Québec government to limit the increase in school taxes to 3% on average for 2025-2026.

Consumption tax revenue totals $28.8 billion in 2025-2026, an increase of 1.6% compared to 2024-2025. It will stand at $29.7 billion in 2026-2027 and $30.6 billion in 2027-2028, an increase of 2.9% and 3.3%, respectively.

The change in consumption tax revenue reflects, in particular:

- the increase in household consumption,16 which stands at 4.9% in 2025, and 3.1% in 2026 and 2027;

- the low level of cash inflow stemming from the Québec sales tax observed since the start of 2025-2026;

- the harmonization of the tax rate on insurance premiums and that of the QST starting on January 1, 2027, announced in Budget 2025-2026.

________________________________________

16 Household consumption excluding food expenditures and shelter.

Québec's Financial Situation	D.39

TABLE D.13

Change in own-source revenue excluding revenue from government enterprises
(millions of dollars, unless otherwise indicated)

	2025-2026	2026-2027	2027-2028	AAGR(1)
Tax revenue
Personal income tax	47 838	49 601	51 387
% change	4.7	3.7	3.6	4.0
Contributions for health services	9 082	9 297	9 579
% change	2.6	2.4	3.0	2.7
Corporate taxes	13 552	13 663	14 496
% change(2),(3)	1.6	0.8	6.1	2.8
School property tax	1 255	1 378	1 531
% change(4)	4.9	9.8	11.1	8.6
Consumption taxes	28 821	29 662	30 630
% change(5)	1.6	2.9	3.3	2.6
Subtotal	100 548	103 601	107 623
% change	3.2	3.0	3.9	3.4
Other revenue
Duties, permits and royalties	6 040	6 849	7 148
% change(6)	−2.4	13.4	4.4	4.9
Miscellaneous revenue	15 511	15 704	16 134
% change(7)	−4.6	1.2	2.7	−0.2
Subtotal	21 551	22 553	23 282
% change	−4.0	4.6	3.2	1.2
TOTAL	122 099	126 154	130 905
% change	1.8	3.3	3.8	3.0

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) In 2025-2026, the growth in revenue from corporate taxes is due to the increase in the net operating surplus of corporations, at 2.2% in 2025, and to the non-recurring effect in 2025-2026 of transactions being brought forward in 2024-2025 as a result of the federal government's announcement of an increase in the capital gains inclusion rate.

(3) In 2027-2028, the growth in revenue from corporate taxes is due, in particular, to the increase in the net operating surplus of corporations, at 3.2% in 2027, and to harmonization with the accelerated depreciation and expensing measures announced in the 2024 federal budget.

(4) The increase in revenue from school property tax is influenced by changes in the amount for financing local needs, which considers the projected growth in student population and in the cost of services funded by the school property tax.

(5) In 2025-2026, the increase in consumption taxes is due to the 4.9% increase in household consumption in 2025, the effect of which is offset by the low level of cash inflow stemming from the Québec sales tax observed since the start of 2025-2026.

(6) In 2026-2027, the growth in revenue from duties, permits and royalties is due, in particular, to the increase in revenue from the auction of GHG emission allowances and the increase in revenue from natural resources, mainly water-power royalties paid by Hydro-Québec.

(7) In 2025-2026, the change in miscellaneous revenue is due, in particular, to the non-recurrence of a significant portion of the $1.7 billion the Québec government received in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

D-40	Update on Québec’s Economic and Financial Situation

❏ Other revenue

Revenue from duties, permits and royalties amounts to $6.0 billion in 2025-2026, a change of −2.4% compared to 2024-2025. It will stand at $6.8 billion in 2026-2027 and $7.1 billion in 2027-2028, increases of 13.4% and 4.4%, respectively.

- The change in revenue from duties, permits and royalties is due to the change in revenue from natural resources and from the auction of GHG emission allowances.

Miscellaneous revenue stands at $15.5 billion in 2025-2026, a change of −4.6% compared to 2024-2025. It will reach $15.7 billion in 2026-2027 and $16.1 billion in 2027-2028, for growth of 1.2% and 2.7%, respectively.

The change in miscellaneous revenue reflects, in particular:

- the non-recurrence of a significant portion of the $1.7 billion the Québec government received in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors;

- the change in investment income of the Generations Fund;

- the anticipated revenue of special funds, non-budget-funded bodies, and bodies in the education and higher education networks.

- For example, the growth in the revenue of the higher education network is influenced by, among other things, the change in clientele.

Québec's Financial Situation	D.41

3.1.2 Revenue from government enterprises

Government enterprises consist of commercial corporations held by the government, which have managerial autonomy and are financially self-sufficient. Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

This revenue stands at $5.4 billion in 2025-2026, a decrease of 4.3%, $6.4 billion in 2026-2027, an increase of 17.4%, and $7.3 billion in 2027-2028, an increase of 13.8%.

TABLE D.14

Change in revenue from government enterprises

(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	AAGR(1)
Hydro-Québec	2 125	2 925	3 670
Loto-Québec	1 517	1 578	1 664
Société des alcools du Québec	1 408	1 420	1 420
Investissement Québec	242	303	343
Société québécoise du cannabis(2)	128	147	154
Other(3)	22	16	21
TOTAL	5 442	6 389	7 272
% change	−4.3	17.4	13.8	8.5

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) Revenue is allocated to the Fund to Combat Addiction.

(3) The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire S.E.C., Capital Financière agricole inc., the Fonds d'investissement Eurêka S.E.C., and the Société du parc industriel et portuaire de Bécancour.

The 4.3% decrease in 2025-2026 is due, in particular, to the decline in Hydro-Québec's results, primarily tied to the reduction in electricity exports related to low runoff.

The growth observed in 2026-2027 and 2027-2028 is mainly due to the increase in Hydro-Québec's results, stemming, in particular, from higher export volumes with the commissioning of infrastructure related to two major contracts for export to the United States.

D-42	Update on Québec’s Economic and Financial Situation

3.1.3 Federal transfers

Revenue from federal transfers consists of federal government revenue paid to Québec under the Federal-Provincial Fiscal Arrangements Act, to which is added revenue from other programs under bilateral agreements.

It includes mainly equalization and revenue from the Canada Health Transfer (CHT) and from the Canada Social Transfer (CST).

Revenue from federal transfers is expected to increase by 2.3% in 2025-2026, and by 2.8% in 2026-2027. However, over five years, from 2025-2026 to 2029-2030, average annual growth will be limited to 0.9%.

TABLE D.15

Change in federal transfers

(millions of dollars, unless otherwise indicated)
	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030	AAGR(1)
Equalization	13 567	13 856	14 203	14 544	14 804
% change	1.9	2.1	2.5	2.4	1.8	2.1
Health transfers	8 793	9 259	9 406	9 523	9 785
% change	4.3	5.3	1.6	1.2	2.8	3.0
Transfers for post-secondary education and other social programs	1 370	1 403	1 407	1 410	1 409
% change	1.5	2.4	0.3	0.2	−0.1	0.9
Other programs(2)	7 464	7 559	7 072	7 069	5 937
% change	0.9	1.3	−6.4	0.0	−16.0	−4.3
TOTAL	31 194	32 077	32 088	32 546	31 935
% change	2.3	2.8	0.0	1.4	−1.9	0.9

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2025-2026 to 2029-2030.

(2) Other programs include transfer revenues from Canada-Québec agreements. They include, in particular, the Canada-Québec immigration agreement, the early learning and childcare agreement, labour market transfer agreements, as well as the compensation Québec receives related to the Canada Student Financial Assistance Program. They also include transfer revenues related to housing and infrastructure agreements. The significant drop forecast for 2029-2030 is due to lower infrastructure transfers.

Québec's Financial Situation	D.43

❏ Federal transfers will have weak growth over the next five years

Weak growth in federal transfers is expected by 2029-2030. An average annual growth rate of 0.9% over five years, from 2025-2026 to 2029-2030, is anticipated. This contrasts with an average annual growth rate of 5.1% for the past 10 years, from 2015-2016 to 2024-2025.

This also contrasts with the average annual growth rate of Canada's nominal GDP, which typically serves as a reliable indicator of a government's revenue growth. This is forecast to reach 3.6% from2025 to 2029.

This weak growth in Québec's revenue from federal transfers is explained, in particular, by:

- an insufficient increase in the CHT, whose minimum annual growth will decrease from 5% to 3% starting in 2028-2029, and the CST, whose annual growth has been limited to 3% since 2009-2010;

- a decrease in Québec's demographic weight, as the vast majority of transfers to the provinces and territories, notably the CHT, are distributed on a per capita basis;

- one-time payments and time-limited agreements, for example, for infrastructure.

As a result, Québec's revenue from federal transfers as a percentage of its total revenue, which stood at 21.6% in 2019-2020, is expected to decline to 19.7% in 2025-2026 and only 17.8% in 2029-2030.

CHART D.5 Share of federal transfers as a percentage of Québec's total revenue
(per cent)

Source: Ministère des Finances du Québec.
D-44	Update on Québec’s Economic and Financial Situation

An improved economic situation in Québec resulting in a decrease in its share of the equalization envelope

Québec's share of the equalization envelope has been decreasing since 2020-2021, particularly due to Québec's improved economic situation in comparison with the rest of Canada.

Québec's share of the equalization envelope, which stood at 66.2% in 2019-2020, is expected to decline to 48.9% in 2029-2030.

Change in Québec's share of the equalization envelope
(per cent)

Note: A smoothing mechanism with lag is applied to determine equalization payments. For example, the equalization payments for the provinces for 2025-2026 are based on data for 2021-2022 (25%), 2022-2023 (25%) and 2023-2024 (50%).

Sources: Department of Finance Canada and Ministère des Finances du Québec.

Québec's Financial Situation	D.45

❏ Québec's requests to the federal government

Québec is asking for a larger increase in the Canada Health Transfer (CHT). The amounts for health care announced by the federal government in February 2023 are clearly insufficient. The federal budget, tabled on November 4, 2025, did not contain an increase in the CHT.

The CHT's share in provincial and territorial health spending will stand at 21.3% in 2025-2026, whereas it was at 23.2% in 2016-2017. Moreover, this share will decline as of 2028-2029, because the CHT's minimum annual increase will fall from 5% to 3% as of 2028-2029. In this respect, Québec is asking that the guaranteed annual increase of 5% in the CHT across Canada be extended beyond 2027-2028. It is also asking for its fair share of the Youth Mental Health Fund, and an unconditional opt-out with full financial compensation from the Canadian Dental Care Plan and the first phase of the Canadian pharmacare program announced by the federal government in its April 2024 budget.

Additionally, in its November 4, 2025 budget, the federal government announced new funding totalling $17.2 billion over 10 years for the provinces and territories, including $5.0 billion over the next three years for infrastructure in the health sector.

Québec expects an unconditional agreement to be reached quickly with the federal government in this regard and that the federal government will commit to increasing these amounts in the coming years.

- The provinces and territories requested a $100-billion increase over 10 years in federal government transfers to the provinces and territories for infrastructure.

CHART D.6 Share of the Canada Health Transfer in provincial and territorial health expenditures - 2004-2005 to 2039-2040
(per cent)

Sources: Canadian Institute for Health Information, Conference Board of Canada, Department of Finance Canada and Ministère des Finances du Québec.
D-46	Update on Québec’s Economic and Financial Situation

Québec is asking the federal government to reimburse the costs incurred in 2024 for welcoming refugee protection claimants

Québec has welcomed a significant number of refugee protection claimants since 2017. In 2024, Québec welcomed 57 235 refugee protection claimants, one-third of the total in Canada, while Québec's demographic weight in Canada is close is 22%. Furthermore, as of July 1, 2025, 37.8% of refugee protection claimants in Canada were in Québec (188 257 people out of 497 443).

While the federal government is primarily responsible for admitting refugee protection claimants, Québec remains determined to make a humanitarian contribution to ensure that they are always welcomed in a safe and dignified manner. Québec offers these newcomers several services.

As it did for the years 2017 to 2023, the federal government must reimburse Québec for the costs of providing services to refugee protection claimants in 2024. The federal government has only reimbursed Québec $43.1 million of the $733.0 million in costs it incurred in 2024, an amount equivalent to only 6%. Québec expects to receive the outstanding amount of $689.9 million by March 31, 2026. It also expects a long-term compensation mechanism to be developed covering expenditures incurred in 2025 and those that will be incurred starting next year.

Québec's Financial Situation	D.47

3.2 Change in expenditure

Expenditure totalled $166.6 billion in 2025-2026, or $156.4 billion in portfolio expenditures and $10.2 billion in debt service.

- It will stand at $169.8 billion in 2026-2027 and $173.0 billion in 2027-2028.

In 2025-2026, growth in portfolio expenditures will stand at 3.4% due, in particular, to the initiatives announced in March 2025, investments in housing, costs tied to the delivery of health care and social services, and for funding for new subsidized childcare spaces as one of the measures in the action plan for completing the educational childcare services network, the Grand chantier pour les familles - Plan d'action pour compléter le réseau des services de garde éducatifs à l'enfance.

In 2026-2027 and 2027-2028, portfolio expenditure growth of 2.0% and 1.4%, respectively, primarily reflects the slowdown required to return to a balanced budget after a period of strong growth since 2018-2019.

- The 9.7% change in debt service in 2027-2028 is primarily explained by the increase in the debt level and the renewal of maturing fixed-rate loans at higher interest rates.

Debt service represents approximately 6.2% of the government's overall expenditure.

TABLE D.16

Change in expenditure
(millions of dollars, unless otherwise indicated)

	2025-2026	2026-2027	2027-2028	AAGR(1)
Portfolio expenditures	156 435	159 486	161 669
% change	3.4	2.0	1.4	2.2
Debt service	10 198	10 283	11 281
% change	2.3	0.8	9.7	4.2
TOTAL	166 633	169 769	172 950
% change	3.3	1.9	1.9	2.4
(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

D-48	Update on Québec’s Economic and Financial Situation

3.2.1 Portfolio expenditures

To achieve its objectives and carry out its activities, the government sets up programs that are administered by government entities, including departments and bodies. The set of entities under the responsibility of a minister constitutes a portfolio.

❏ Santé et Services sociaux: Optimization of activities

The expenditures of the Santé et Services sociaux portfolio primarily cover the activities of Santé Québec, which coordinates the operations of the health and social services network as well as programs administered by the Régie de l'assurance maladie du Québec. They also cover the activities of other government bodies involved in health and social services, such as Héma-Québec.

These expenditures are influenced by demographics, the delivery of care and services, remuneration and changing technologies.

The expenditure growths of 2.5% in 2025-2026, 1.7% in 2026-2027 and 2.1% in 2027-2028 reflect the expected rise in costs, while the arrival of Santé Québec will modernize the governance of the health and social services network by optimizing management of its activities through efficiency gains, ensuring that every dollar invested generates better delivery of care and services.

❏ Éducation: Exceptional expenditures in 2024-2025

The expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

In general, this portfolio's expenditures vary according to the change in the clienteles and the remuneration of personnel of the school service centres and school boards.

Following growth in exceptional expenditures of 16.4% in 2024-2025, the education sector will see more modest growth of 0.1% in 2025-2026. This low growth is due primarily to the end of one-time investments in 2024-2025 for the Offensive formation en construction and for helping students experiencing difficulties going back into the classroom. Had it not been for the previous items, along with the effect of the provision for activities supporting the integration and francization of immigrants and the impact of the actuarial valuations of the pension plans, growth in expenditures would have been 2.9%.

The moderate 1.8% growth in expenditures in 2026-2027 is due, in particular, to the combined effect of costs tied to the delivery of services in the education sector and the implementation of optimization measures.

The 2.8% growth in expenditures in 2027-2028 reflects the anticipated increase in costs tied to the delivery of services in the education sector.

Québec's Financial Situation	D.49

❏ Enseignement supérieur: The end of temporary programs

The expenditures of the Enseignement supérieur portfolio are mainly devoted to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance. In general, this portfolio's expenditures vary according to changes in the clientele, the remuneration of college and university network personnel, and infrastructure investments for chartered universities.

In 2025-2026, the −0.9% change is attributable to the effect of subsidies granted in 2024-2025 for infrastructure work already carried out by universities, the phasing out of the Perspective Québec scholarship program as of 2025-2026, and implementation of optimization measures.

In 2026-2027, the −0.2% change is due, in particular, to the combined effect of costs tied to the delivery of services in the higher education sector, the implementation of optimization measures, the phasing out of the Perspective Québec scholarship program, and the end of Opération main-d'œuvre funding in 2025-2026.

In 2027-2028, the 2.5% growth reflects the funding of the anticipated increase in costs tied to the delivery of services in the higher education sector.

❏ Famille: Increased expenditure in 2025-2026 for subsidized childcare services

The expenditures of the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

In 2025-2026, the 8.1% growth in expenditures is due, in particular, to an advance payment in 2023-2024 for 2024-2025 expenditures for the purpose of funding subsidized educational childcare services, and for funding new subsidized childcare spaces as part of the measures in the action plan for completing the educational childcare services network, the Grand chantier pour les familles - Plan d'action pour compléter le réseau des services de garde éducatifs à l'enfance.

In 2026-2027, the 2.0% growth in expenditures reflects, in particular, the increase in costs tied to the delivery of educational childcare services.

The −0.3% change in expenditures in 2027-2028 is due primarily to the forecast investment in educational childcare services infrastructure as part of the implementation of the measures in the action plan for completing the educational childcare services network, for which major investments have been made in recent years.

❏ Transports et Mobilité durable: Increased investment in public transit in 2026-2027

The expenditures of the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government's rolling stock, air fleet and ferry services.

The −2.3% change in expenditures in 2025-2026 is due, in particular, to the one-time support to municipalities in 2024-2025 for maintaining and improving the local road network.

In 2026-2027, the 13.3% growth in expenditures reflects, in particular, increased investment in public transit and active transportation assistance programs.

In 2027-2028, the −1.2% change in expenditures is due, in particular, to the decrease of infrastructure investments and the implementation of optimization measures.

D-50	Update on Québec’s Economic and Financial Situation

❏ Emploi et Solidarité sociale: The end of certain initiatives

The expenditures of the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises.

In 2025-2026, the 2.4% growth in expenditures is due, in particular, to the return to normal activity levels of employment assistance measures.

In 2026-2027 and 2027-2028, the changes in expenditure of −2.8% and −4.7%, respectively, are due, in particular, to the end of certain initiatives and the implementation of optimization measures.

❏ Affaires municipales et Habitation: Significant investment in housing in 2025-2026

The expenditures of the Affaires municipales et Habitation portfolio primarily consist of financial support for municipalities, particularly for infrastructure, social housing and compensations in lieu of taxes, as well as regional and metropolitan development measures.

In 2025-2026, the 16.6% growth in expenditures is due, in particular, to significant investment in housing through the Québec affordable housing program and the low-rental housing renovation program, and partnerships with tax-advantaged funds to increase the supply of social and affordable housing.

In 2026-2027, the change in expenditures of −8.5% is primarily due to the effect of additional investment in housing in 2025-2026, the phasing out of the AccèsLogis Québec program and expenditures for building housing units through tax-advantaged funds.

In 2027-2028, the −5.9% change in expenditures is due to the number of deliveries under the Québec affordable housing program, as well as the expenditures associated with tax-advantaged funds.

❏ Économie, Innovation et Énergie: A gradual reduction in financial initiatives

The expenditures of the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

In 2025-2026, the −5.5% change in expenditures is due, in particular, to the higher value in 2024-2025 of loan loss provisions and permanent declines in value on investments made by the Economic Development Fund.

In 2026-2027 and 2027-2028, the changes in expenditures of −2.0% and −19.0%, respectively, are due to the gradual decrease in the financial impacts related to the government's currently planned financial initiatives.

Québec's Financial Situation	D.51

❏ Environnement, Lutte contre les changements climatiques, Faune et Parcs: Fluctuation in revenue due to the carbon market

The expenditures of the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state's water domain and conservation of wildlife resources and habitats.

The changes in expenditure of −8.1% in 2025-2026 and 12.7% in 2026-2027 are primarily due to the decrease in expenditures under the 2030 Plan for a Green Economy in 2025-2026 as a result of the temporary decline in anticipated revenue from the carbon market.

The moderate 1.2% growth in expenditure in 2027-2028 is primarily due to the end of the tax credit for the upgrading of residential waste water treatment systems.

❏ Other portfolios: Provisions to meet unforeseen needs

Other portfolios include the expenditures for the 16 remaining portfolios, which include, in particular, programs in the culture, immigration, tourism, and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

The change in other portfolios is due in part to the Contingency Fund, which is intended, in particular, to cover unforeseen expenditures that may arise in government programs. No expenditures are made from the Contingency Fund, as these are included in the programs of departments and bodies. Departments and bodies must have Conseil du trésor approval to use the Contingency Fund.

In 2025-2026, the 13.9% growth in expenditures is due, in particular, to an increase in transfers to public transit authorities from the Société de financement des infrastructures locales du Québec, higher costs for tax credits for mining exploration and film production, and the impact of the Contingency Fund.

In 2026-2027 and 2027-2028, the 3.8% and 6.2% growth in expenditures, respectively, are due, in particular, to the increase related to the 2024-2028 Québec transfer program for water and collective infrastructure, of the Société de financement des infrastructures locales du Québec, and to the effect of the Contingency Fund, mitigated by the implementation of optimization measures.

D-52	Update on Québec’s Economic and Financial Situation

TABLE D.17

Change in expenditure by departmental portfolio
(millions of dollars, unless otherwise indicated)

	2025-2026	2026-2027	2027-2028	AAGR(1)
Santé et Services sociaux	65 799	66 939	68 362
% change(2)	2.5	1.7	2.1	2.1
Éducation	23 384	23 806	24 466
% change(3)	0.1	1.8	2.8	1.6
Enseignement supérieur	11 280	11 262	11 548
% change(4)	−0.9	−0.2	2.5	0.5
Famille	9 746	9 941	9 915
% change(5)	8.1	2.0	−0.3	3.2
Transports et Mobilité durable	7 508	8 506	8 403
% change(6)	−2.3	13.3	−1.2	3.0
Emploi et Solidarité sociale	5 845	5 683	5 414
% change(7)	2.4	−2.8	−4.7	−1.7
Affaires municipales et Habitation	5 730	5 245	4 934
% change(8)	16.6	−8.5	−5.9	0.1
Économie, Innovation et Énergie	4 451	4 363	3 535
% change(9)	−5.5	−2.0	−19.0	−9.1
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 005	2 260	2 288
% change(10)	−8.1	12.7	1.2	1.6
Other portfolios	20 687	21 481	22 804
% change(11)	13.9	3.8	6.2	7.9
TOTAL	156 435	159 486	161 669
% change	3.4	2.0	1.4	2.2

Québec's Financial Situation	D.53

TABLE D.17 (cont.)

Change in expenditure by departmental portfolio (cont.)

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) The portfolio growth reflects the expected rise in costs, while the arrival of Santé Québec will modernize the governance of the health and social services network by optimizing the management of its activities through efficiency gains.

(3) In 2025-2026, growth is due primarily to the end of one-time investments in 2024-2025 for the Offensive formation en construction and for helping students experiencing difficulties going back into the classroom. Had it not been for the previous items, along with the effect of the provision for activities supporting the integration and francization of immigrants and the impact of the actuarial valuations of the pension plans, growth in expenditures would have been 2.9%. In 2026-2027, growth will be mitigated by the implementation of optimization measures.

(4) In 2025-2026, the change is attributable to the effect of subsidies granted in 2024-2025 for infrastructure work already carried out by universities, the phasing out of the Perspective Québec scholarship program as of 2025-2026 and the implementation of optimization measures. In 2026-2027, the change is due, in particular, to the implementation of optimization measures, the phasing out of the Perspective Québec scholarship program, and the end of Opération main-d'œuvre funding in 2025-2026.

(5) In 2025-2026, the growth in expenditures is due, in particular, to an advance payment in 2023-2024 for 2024-2025 expenditures for the purpose of funding subsidized educational childcare services, and for funding new subsidized childcare spaces as part of the measures in the action plan for completing the educational childcare services network, the Grand chantier pour les familles - Plan d'action pour compléter le réseau des services de garde éducatifs à l'enfance. In 2027-2028, the change in expenditures is due primarily to the forecast investment in educational childcare services infrastructure as part of the implementation of the measures in the action plan for completing the educational childcare services network, for which major investments have been made in recent years.

(6) The change in expenditures in 2025-2026 is due, in particular, to the one-time support to municipalities in 2024-2025 for maintaining and improving the local road network. In 2026-2027, the growth in expenditures reflects, in particular, increased investment in public transit and active transportation assistance programs. In 2027-2028, the change in expenditures is due, in particular, to the decrease in infrastructure investments and the implementation of optimization measures.

(7) In 2026-2027 and 2027-2028, the changes in expenditure are due, in particular, to the end of certain initiatives and to the implementation of optimization measures.

(8) In 2025-2026, the growth in expenditures is due, in particular, to significant investment in housing to increase the supply of social and affordable housing. In 2026-2027, the change in expenditures is primarily due to the effect of additional investment in housing in 2025-2026, the phasing out of the AccèsLogis Québec program and expenditures for building housing units through tax-advantaged funds. In 2027-2028, the change in expenditures is due to the number of deliveries under the Québec affordable housing program, as well as expenditures associated with tax-advantaged funds.

(9) In 2025-2026, the change in expenditures is due, in particular, to the higher value in 2024-2025 of loan loss provisions and permanent declines in value on investments made by the Economic Development Fund. In 2026-2027 and 2027-2028, the changes in expenditures are due to the gradual decrease in the financial impacts related to the government's currently planned financial initiatives.

(10) In 2025-2026 and 2026-2027, the changes in expenditures are primarily due to the decrease in expenditures under the 2030 Plan for a Green Economy in 2025-2026 as a result of the temporary decline in anticipated revenue from the carbon market. The change in expenditure in 2027-2028 is primarily due to the end of the tax credit for the upgrading of residential waste water treatment systems.

(11) In 2025-2026, the growth in expenditures is due, in particular, to an increase in transfers to public transit authorities from the Société de financement des infrastructures locales du Québec, higher costs for tax credits for mining exploration and film production, and the impact of the Contingency Fund. In 2026-2027 and 2027-2028, the growth in expenditures are due, in particular, to the increase related to the 2024-2028 Québec transfer program for water and collective infrastructure, of the Société de financement des infrastructures locales du Québec, and to the effect of the Contingency Fund, mitigated by the implementation of optimization measures.

D-54	Update on Québec’s Economic and Financial Situation

Impact of non-recurring elements on growth in portfolio expenditures

Portfolio expenditures generally fluctuate based on the changing needs of the Québec population and on the implementation of government initiatives and strategies. The stable and predictable change in portfolio expenditures can, however, be affected by one-off amounts that have significant effects on growth.

In 2024-2025, the government recorded non-recurring elements worth $2 462 million due, in particular, to the impact of the subsidies granted for work already done by transit authorities, due to the change related to permanent declines in value on investments and provisions for losses on loans granted by the Economic Development Fund, and to take into consideration the impact of post-tropical storm Debby.

Excluding these elements, growth in expenditures would stand at 5.1% in 2025-2026 instead of 3.4%.

Impact of non-recurring elements on growth in portfolio expenditures
(millions of dollars, unless otherwise indicated)
	2024- 2025	Non-recurring elements	Provision transfer(1)	2024-2025 comparable to 2025-2026	2025- 2026	% change
Santé et Services sociaux	64 195	-	−12	64 183	65 799	2.5
Éducation	23 352	−398(2)	−142	22 812	23 384	2.5(3)
Enseignement supérieur	11 383	−143(4)	−24	11 216	11 280	0.6(5)
Famille	9 015	285(6)	-	9 300	9 746	4.8
Transports et Mobilité durable	7 684	−1 052(7)	-	6 632	7 508	13.2
Emploi et Solidarité sociale	5 707	-	−65	5 642	5 845	3.6
Affaires municipales et Habitation	4 913	-	-	4 913	5 730	16.6
Économie, Innovation et Énergie	4 709	−921(8)	-	3 789	4 451	17.5
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 181	-	-	2 181	2 005	−8.1(9)
Other portfolios	18 155	−233(10)	242	18 164	20 687	13.9
TOTAL	151 294	−2 462	-	148 832	156 435	5.1

Note: Totals may not add due to rounding.

(1) Expenditures funded by provisions in another portfolio, namely the provision for carrying on activities supporting the integration and francization of immigrants and the provision for initiatives concerning government revenues and frauds on the government.

(2) Measures to help students experiencing difficulties going back into the classroom and concerning the Offensive formation en construction.

(3) The actuarial valuations of the pension plans have a downward effect on the portfolio's growth rate. Had it not been for this item, growth would have been 2.9%.

(4) Subsidies granted for infrastructure work already carried out by universities.

(5) The gradual phasing out of the Perspective Québec scholarships and optimization measures have a downward effect on the portfolio's growth rate.

(6) Advance payment in 2023-2024 to fund subsidized educational childcare services.

(7) Subsidies granted for work already carried out by transit authorities.

(8) Effect of the change related to permanent declines in value on investments and provisions for losses on loans granted by the Economic Development Fund.

(9) The decrease in expenditures as a result of the decline in anticipated revenue from the carbon market explains the −8.1% change.

(10) Impact of the passage of post-tropical storm Debby, overruns at SOPFEU for putting out forest fires in summer 2024, additional expenditures due to the fire at the Olympic Park on March 21, 2024, and rolling out new cell sites.

Québec's Financial Situation	D.55

3.2.2 Debt service

Debt service consists of interest on the direct debt as well as interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Debt service changes primarily according to the level of debt, interest rates and the return on the Retirement Plans Sinking Fund (RPSF). It will stand at $10.2 billion in 2025-2026, $10.3 billion in 2026-2027, and $11.3 billion in 2027-2028, representing changes of 2.3%, 0.8% and 9.7%, respectively.

In 2025-2026, 2026-2027 and 2027-2028, interest on the direct debt will change by 8.1%, 4.1% and 10.0%, respectively, owing, in particular, to the increase in the debt level and the anticipated change in interest rates.

- The higher growth in 2027-2028 is due, in particular, to the renewal of maturing fixed-rate loans at higher interest rates. Global interest rates are expected to be higher in 2027-2028 than they were 10 years ago.

Interest on the liability for the retirement plans and other employee future benefits is reducing debt service since 2025-2026 due to the increase in the investment income of the RPSF, which is deducted from debt service and which now exceeds interest on obligations relating to the retirement plans.

TABLE D.18

Change in debt service
(millions of dollars, unless otherwise indicated)

	2025-2026	2026-2027	2027-2028	AAGR(1)
Interest on direct debt(2)	10 634	11 072	12 183
% change	8.1	4.1	10.0
Interest on the liability for retirement plans and other employee future benefits(3)	−436	−789	−902
TOTAL	10 198	10 283	11 281
% change	2.3	0.8	9.7	4.2

(1) Average annual growth rate, corresponding to the geometric mean over three years, from 2025-2026 to 2027-2028.

(2) Interest on the direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upward or downward since it is closely tied to the change in interest rates and market behaviour.

(3) This interest corresponds to the interest on obligations relating to the retirement plans and other future benefits of public and parapublic sector employees, minus mainly the investment income of the RPSF.

D-56	Update on Québec’s Economic and Financial Situation

4. PUBLIC INFRASTRUCTURE INVESTMENTS

In order to support the delivery of quality public services and stimulate the economy, the government announced in Budget 2025-2026 an $11-billion increase, or 7% over 10 years, to the 2025-2035 Québec Infrastructure Plan (QIP).

- The 2025-2035 QIP accordingly amounts to $164 billion.

- Over seven years, from 2018 to 2025, the QIP has increased by 63%.

A 65% share of 2025-2035 QIP investments will be used for infrastructure maintenance. New infrastructure will account for 35% of investments.

The level of the 2026-2036 QIP, for the period from 2026-2027 to 2035-2036, will be determined in Budget 2026-2027.

CHART D.7 Change in the Québec Infrastructure Plan
(billions of dollars)

Source: Secrétariat du Conseil du trésor.

Québec's Financial Situation	D.57

❏ Annual infrastructure investments are reaching historically high levels

Annual infrastructure investments are reaching historically high levels. In 2025-2026, they will amount to $19.0 billion, or 12.0% of government revenue. In 2026-2027, they will amount to $19.4 billion, or 11.8% of revenue.17

A gradual decrease in annual infrastructure investments as a proportion of revenue will be necessary to achieve a balanced budget by 2029-2030 and reduce net debt to GDP. This is essential to the long-term sustainability of public finances and the preservation of Québec's credit quality for its borrowings.

Larger federal infrastructure transfers to the provinces and territories would enable additional investment in this sector. In its November 4, 2025 budget, the federal government announce $17.2 billion in new funding over 10 years for the provinces and territories, including $5.0 billion over the next three years for infrastructure in the health sector.

Québec expects an unconditional agreement to be reached quickly with the federal government in this regard and that the federal government will commit to increasing these amounts in the coming years. The provinces and territories requested a $100-billion increase over 10 years in federal government transfers to the provinces and territories for infrastructure.

CHART D.8 Annual infrastructure investments	CHART D.9 Annual infrastructure investments
(billions of dollars)	(percentage of revenue)

Note: Annual investments exclude federal government contributions. Source: Secrétariat du Conseil du trésor.

________________________________________

D-58	Update on Québec’s Economic and Financial Situation

17 For information purposes, over the past 12 years, from 2013-2014 to 2024-2025, average annual infrastructure investments as a proportion of revenue were 9.7%.

APPENDIX 1: PORTFOLIO EXPENDITURES

TABLE D.19

Portfolio expenditure forecasts
(millions of dollars)

2025-2026
National Assembly	192
Persons appointed by the National Assembly	168
Affaires municipales et Habitation	5 730
Agriculture, Pêcheries et Alimentation	1 559
Conseil du trésor et Administration gouvernementale	3 594
Conseil exécutif	616
Culture et Communications	2 051
Cybersécurité et Numérique	360
Économie, Innovation et Énergie	4 451
Éducation	23 384
Emploi et Solidarité sociale	5 845
Enseignement supérieur	11 280
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 005
Famille	9 746
Finances	3 939
Immigration, Francisation et Intégration	774
Justice	2 155
Langue française	80
Relations internationals et Francophonie	166
Ressources naturelles et Forêts	1 482
Santé et Services sociaux	65 799
Sécurité publique	2 737
Tourisme	583
Transports et Mobilité durable	7 508
Travail	231
TOTAL	156 435

Québec's Financial Situation	D.59

APPENDIX 2: SUPPLEMENTARY INFORMATION

The digital dissemination of content reflects the department's desire to improve messages addressed to the public by using electronic documents that can be viewed on a smartphone, tablet or computer.

The Ministère des Finances is promoting the transition to digital documents. Therefore, certain budgetary information is presented only on the department's website, including:

- Québec's budgetary statistics, which present, in particular, the government's revenue, expenditure and debt on a historical basis;

- additional information on:

- margins of prudence, sensitivity analyses and the main risks for Québec's financial situation,

- the government's net financial surpluses or requirements.

In addition, the document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État (in French only) provides information, in particular, on the budgetary cycle and the process to develop the financial framework carried out by the Ministère des Finances.

Supplementary information is available on the Ministère des Finances website.
To view this information, visit this page on the fall 2025 update documents:

www.finances.gouv.qc.ca/update

The document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État (in French only) can be found on the Budget 2022-2023 page:

www.finances.gouv.qc.ca/Budget_and update/budget/2022-2023/

Québec's Financial Situation	D.61

Section E

THE QUÉBEC GOVERNMENT'S DEBT

Summary	E.3

1. Québec's debt	E.5

1.1 Different concepts of debt	E.5

1.2 Net debt	E.6

1.3 Gross debt	E.11

1.4 Debt representing accumulated deficits	E.15

1.5 The debt reduction objective and the Generations Fund	E.18

2. Financing	E.23

2.1 Financing program	E.23

2.2 Borrowings contracted in 2025-2026	E.25

2.3 Debt management strategy	E.27

2.4 Yield on the Québec government's securities	E.30

3. Credit ratings	E.31

3.1 Québec's credit ratings	E.31

3.2 Comparison of the credit ratings of Canadian provinces	E.32

E.1

SUMMARY

Québec has made notable progress in reducing its debt load in recent decades, even though it remains high. As at March 31, 2026, Québec's net debt will stand at $254.5 billion, or 39.7% of GDP.

As at March 31, 2019, before the pandemic, Québec's net debt reached 42.9% of GDP, 3.2 percentage points higher than the projected 39.7% as at March 31, 2026. The decrease in the net debt burden is explained by strong nominal economic growth during this period.

As a result of major investments in public infrastructure, among other things, net debt to GDP will rise to 41.3% as at March 31, 2028. It will then resume its downward trend due, in particular, to the improved budgetary situation and deposits of dedicated revenues in the Generations Fund.

The government aims to reduce its net debt burden to 35.5% of GDP by 2032-2033 and to 32.5% of GDP by 2037-2038.

As at March 31, 2019, before the pandemic, Québec's net debt reached 42.9% of GDP, 3.2 percentage points higher than the projected 39.7% as at March 31, 2026.

Debt to GDP will increase by 2027-2028 due, in particular, to the increase in public infrastructure investment.

It will subsequently resume its downward trend until reaching a debt reduction objective of 32.5% of GDP by 2037-2038.

In 2025-2026 and 2026-2027, revenues dedicated to the Generations Fund will amount to $2.5 billion and $2.4 billion, respectively. They will reach $2.8 billion in 2029-2030.

This update provides for an additional deposit in the Generations Fund in 2026-2027 that will correspond to the cumulative surplus of the Electrification and Climate Change Fund as at March 31, 2026, estimated at $1.8 billion. The decrease in the gross debt resulting from this deposit will contribute to intergenerational fairness with a view to ensuring the sustainability of public finances. Deposits in the Generations Fund will therefore total $4.2 billion in 2026-2027.

The balance of the Generations Fund, which will stand at $16.8 billion as at March 31, 2026, is expected to reach $26.5 billion as at March 31, 2030, representing 9.2% of net debt.

The Québec Government’s Debt	E.3

The financing program for 2025-2026 is completed. Since the March 2025 budget, demand for Québec bonds has been excellent, as evidenced by the record-breaking €3.0-billion bond issue of May 2025. Québec enjoys outstanding credit quality. It should be noted that Moody's gives Québec a higher credit rating than Ontario, while Standard & Poor's does the opposite.

❏ The benefits of reducing the debt burden

The government is maintaining its objective of reducing the debt burden in the long term. Thanks in particular to a return to a balanced budget by 2029-2030 and continued deposits in the Generations Fund, the net debt burden is expected to resume a downward trajectory.

Reducing the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

In addition to supporting collective prosperity and contributing to the sustainability of public finances, reducing the debt burden will allow Québec to:

- contribute to intergenerational fairness;

- ensure stable funding for the government's main missions, including health and education;

- cope with the costs associated with an aging population;

- implement measures to fight climate change;

- continue to fund substantial investments in public infrastructure;

- ease the tax burden on Quebecers;

- counter a new recession;

- increase its financial autonomy within the federation.

E.4	Update on Québec’s Economic and Financial Situation

1. QUÉBEC'S DEBT

1.1 Different concepts of debt

Several different concepts of debt are used to measure a government's indebtedness.

- Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the retirement plans of government employees. The balance of the Generations Fund is subtracted from gross debt.

- As at March 31, 2026, Québec's gross debt will stand at $276.6 billion, or 43.1% of GDP. This is below the target for reducing gross debt to 45% of GDP by 2025-2026 that had been set in 2010.

- Net debt corresponds to the government's liabilities as a whole, less its financial assets. This is a concept used by the other provinces, as well as the OECD and the IMF.

- As at March 31, 2026, Québec's net debt will stand at $254.5 billion, or 39.7% of GDP. The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

- Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets. This is the concept that the federal government uses to present the change in its debt.

- As at March 31, 2026, the debt representing Québec's accumulated deficits will stand at $134.0 billion, or 20.9% of GDP.

TABLE E.1

Québec government debt as at March 31 according to different concepts

(millions of dollars, unless otherwise indicated)
	2025	2026	2027
GROSS DEBT(1)	255 999	276 608	294 295
% of GDP	41.5	43.1	44.5
Less: Financial assets, net of other liabilities(2)	−19 836	−22 097	−24 477
NET DEBT	236 163	254 511	269 818
% of GDP	38.3	39.7	40.8
Less: Non-financial assets	−111 751	−120 550	−129 057
DEBT REPRESENTING ACCUMULATED DEFICITS	124 412	133 961	140 761
% of GDP	20.2	20.9	21.3

(1) Gross debt excludes pre-financing and takes into account the amounts accumulated in the Generations Fund.

(2) Financial assets include, in particular, participations in government enterprises (e.g. Hydro-Québec) and accounts receivable. Other liabilities (e.g. accounts payable) are subtracted.

The Québec Government’s Debt	E.5

1.2 Net debt

Net debt corresponds to the government's liabilities minus its financial assets. This is a concept used by the other provinces, as well as the OECD and the IMF.

As at March 31, 2026, Québec's net debt will stand at $254.5 billion, or 39.7% of GDP. This increase over the previous year is due to the budgetary deficit and investments in public infrastructure.

Net debt to GDP is expected to continue to increase until 2027-2028. A gradual reduction is subsequently expected tied to, in part, the improved budgetary situation and deposits of dedicated revenues in the Generations Fund. The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

TABLE E.2

Factors responsible for the change in net debt

(millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Net capital investments	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2023-2024	208 820	5 994	8 238	−3 036	11 196	220 016	37.8
2024-2025	220 016	5 175	9 888	1 084	16 147	236 163	38.3
2025-2026	236 163	9 898	8 799	−349	18 348	254 511	39.7
2026-2027	254 511	7 149	8 507	−349	15 307	269 818	40.8
2027-2028	269 818	3 185	9 195	−349	12 031	281 849	41.3
2028-2029	281 849	−1 138	5 307	−349	3 820	285 669	40.4
2029-2030	285 669	−2 785	4 379	−349	1 245	286 914	39.3

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on net debt. As at March 31, 2024, the reduction in net debt is mainly due to revaluation gains related to government enterprises. As at March 31, 2025, the increase in net debt is mainly due to revaluation losses related to derivative financial instruments. These will have no permanent effect on debt.

E.6	Update on Québec’s Economic and Financial Situation

Net capital investments

Net capital investments consist of the government's gross investments minus depreciation expenses.

Even though gross investments have an impact on debt, net capital investments are presented in the factors responsible for the change in the debt due to the fact that depreciation expenses are included in the accounting balance.

From 2025-2026 to 2029-2030, net capital investments will contribute to increasing net debt by $7.2 billion per year on average.

Net capital investments
(millions of dollars)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Gross investments(1)	15 457	14 656	14 652	15 645	11 986	11 271
Less: Depreciation(2)	−5 569	−5 857	−6 145	−6 450	−6 679	−6 892
TOTAL	9 888	8 799	8 507	9 195	5 307	4 379

(1) These investments exclude the Québec government's contribution to the projects of partners (e.g. municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.

(2) Depreciation is included in portfolio expenditures.

The Québec Government’s Debt	E.7

❏ Net debt burden will resume a downward trajectory

The net debt burden will stand at 39.7% of GDP as at March 31, 2026. This is lower than the prepandemic level, which was 42.9% of GDP as at March 31, 2019 and 40.9% of GDP as at March 31, 2020. As at March 31, 2021, during the pandemic, net debt to GDP stood at 43.1%.

Net debt to GDP will increase until 2027-2028 due, in particular, to the significant investments in public infrastructure needed to stimulate economic growth in a context of trade tensions with the United States. It will then fall back to 39.3% of GDP as at March 31, 2030. This will be much lower than the peak reached in 2012-2013, at 53.9% of GDP.

The government aims to reduce net debt to GDP to 35.5% by 2032-2033 and to 32.5% by 2037-2038.

CHART E.1 Net debt as at March 31
(percentage of GDP)

E.8	Update on Québec’s Economic and Financial Situation

❏ The net debt burden is lower than it was as at March 31, 2019

As at March 31, 2019, net debt reached 42.9% of GDP, whereas it is expected to stand at 39.7% of GDP as at March 31, 2026. Therefore, over the last 7 years, net debt to GDP will have fallen 3.2 percentage points despite the pandemic, significant investment in public infrastructure and reinvestment in public services, notably to improve working conditions for public and parapublic sector employees. The decrease in the net debt burden is explained by strong nominal economic growth during this period.

More specifically, from March 31, 2019 to March 31, 2026:

- deficits resulted in a 3.8-percentage-point increase in the net debt burden;

- net capital investments resulted in a 7.2-percentage-point increase in the net debt burden;

- the increase in nominal GDP resulted in a 13.5-percentage-point decrease in the net debt burden.

CHART E.2 Factors responsible for the change in the government's net debt from 2019 to 2026
(percentage points of GDP)

Note: Totals may not add due to rounding. (1) This is, for example, revaluation gains related to government enterprises.

The Québec Government’s Debt	E.9

❏ Comparison of the net debt of governments in Canada

As at March 31, 2025, Québec's net debt burden stood at 38.3% of GDP, compared to the provincial average of 28.9%.[1]

Québec is one of Canada's most indebted jurisdictions and aims to reduce its net debt to GDP to 32.5% by 2037-2038.

CHART E.3 Net debt of governments in Canada as at March 31, 2025
(percentage of GDP)

(1) GDP-weighted average.

(2) GDP-weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.
Sources: Governments' public accounts and Statistics Canada.

_______________________________________

1 Provincial average as at March 31, 2024 was 28.6%.

E.10	Update on Québec’s Economic and Financial Situation

1.3 Gross debt

Gross debt corresponds to the amount of debt contracted on financial markets (direct debt) plus the net liability for the pension plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

The gross debt burden will stand at 43.1% of GDP as at March 31, 2026. This is below the target for reducing gross debt to 45% of GDP by 2025-2026 that had been set in 2010.

Due in part to significant investments in public infrastructure, necessary to stimulate economic growth in a context of trade tensions with the United States, an increase in gross debt to GDP is forecast by 2027-2028. Gross debt to GDP will then fall back to 43.7% as at March 31, 2030.

Furthermore, as of 2027-2028, sums accumulated to pay the retirement benefits of government employees are projected to exceed the government's liability in this regard.

TABLE E.3

Gross debt as at March 31

(millions of dollars, unless otherwise indicated)
	2024	2025	2026	2027	2028	2029	2030
Direct debt	260 670	269 519	291 091	312 066	331 489	343 452	352 383
Plus: Pension plans and other employee future benefits(1)	3 620	3 335	2 333	757	−1 069	−3 638	−6 903
Less: Generations Fund	−18 458	−16 855	−16 816	−18 528	−21 038	−23 676	−26 461
GROSS DEBT	245 832	255 999	276 608	294 295	309 382	316 138	319 019
% of GDP	42.2	41.5	43.1	44.5	45.3	44.8	43.7
(1) A positive entry represents a net liability while a negative entry represents a net asset.

The Québec Government’s Debt	E.11

The proportion of revenue dedicated to debt service will remain at historically low levels

The gross debt and debt service as proportions of revenue are two key financial indicators monitored by credit rating agencies. Debt service as a proportion of revenue, which will stand at 6.4% in 2025-2026, is expected to increase slightly in future years. It will remain well below the level reached in the early 2010s.

Gross debt as at March 31	Debt service
(percentage of revenue)	(percentage of revenue)

The uncertain economic situation, the evolution of interest rates and the high level of debt require prudence and the sound management of public finances, because higher-than-anticipated interest rates would have a substantial impact on the financial framework.

Interest rates 1 percentage point higher than expected for a full year would increase interest expenditure by $669 million in the first year and $1.8 billion in the fifth year.

The impact is increasing, as only a portion of the debt is refinanced each year. The average maturity of the debt was 11 years as at March 31, 2025.

Such a rise in interest rates starting in 2026-2027 would increase the proportion of revenue dedicated to debt service from 6.5% to 7.4% in 2029-2030.

Impact on interest expenditure of a 1-percentage-point rise in interest rates
(millions of dollars)
	1st year	2nd year	3rd year	4th year	5th year
Impact	669	1 030	1 274	1 513	1 753

E.12	Update on Québec’s Economic and Financial Situation

TABLE E.4

Factors responsible for the change in gross debt

(millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Investments, loans and advances	Net capital investments	Other factors(2)	Total change	Debt, end of year	% of GDP
2023-2024	226 344	5 994	2 328	8 238	2 928	19 488	245 832	42.2
2024-2025	245 832	5 175	2 205	9 888	−7 101	10 167	255 999	41.5
2025-2026	255 999	9 898	2 481	8 799	−569	20 609	276 608	43.1
2026-2027	276 608	7 149	2 566	8 507	−535	17 687	294 295	44.5
2027-2028	294 295	3 185	2 525	9 195	182	15 087	309 382	45.3
2028-2029	309 382	−1 138	2 626	5 307	−39	6 756	316 138	44.8
2029-2030	316 138	−2 785	1 777	4 379	−490	2 881	319 019	43.7

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) The decrease in gross debt in 2024-2025 is due to the disposition of temporary investments acquired in the previous year. Other factors in 2026-2027 include  the $1.8-billion deposit in the Generations Fund to reduce gross debt and taken from the cumulative surplus of the Electrification and Climate Change Fund.

The Québec Government’s Debt	E.13

Investments, loans and advances

The government makes investments, in the form of investments, loans and advances, in private businesses, in particular through the Economic Development Fund (EDF)[1] as well as in state-owned enterprises.

A state-owned enterprise may be authorized to keep part of its net earnings.

- For example, Hydro-Québec pays the government a dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its requirements.

For the government, this constitutes an investment that creates a financial requirement and thus an increase in gross debt.

(1) From 2025‑2026 to 2029‑2030, the EDF’s net acquisitions of investments and loans average close to $410 million annually.

Net liability for pension plans and other employee future benefits

The net liability for pension plans and other employee future benefits corresponds to the government’s net commitments toward its public and parapublic sector employees.

The net liability for pension plans and other employee future benefits, which is included in the gross debt, is calculated by subtracting from the liability the balance of the sums accumulated to pay for these benefits. This is the balance of the Retirement Plans Sinking Fund (RPSF) and other funds.

As at March 31, 2025, the net liability for pension plans and other employee future benefits stood at $3.3 billion.[1]

Net liability for pension plans and other employee future benefits as at March 31, 2025
(millions of dollars)
Liabilities
Pension plan liability(1)	129 950
Other employee future benefits liability	1 281
Liability for pension plans and other employee future benefits	131 231
Assets
Retirement Plans Sinking Fund (RPSF) and other funds(2)	−126 550
Funds dedicated to other employee future benefits	−1 346
Asset for pension plans and other employee future benefits	−127 896
NET LIABILITY FOR PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	3 335

(1) Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).

(2) The value of the RPSF stands at $119.5 billion. The other funds consist mainly of that of the Pension Plan of the Université du Québec. For the RPSF, this is the book value. For information purposes, as at June 30, 2025, the market value of the RPSF was $125.8 billion.

1 As at March 31, 2024, it stood at $3.6 billion.

E.14	Update on Québec’s Economic and Financial Situation

1.4 Debt representing accumulated deficits

Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets. The federal government uses this concept to present the changes in its debt.

As at March 31, 2026, the debt representing Québec's accumulated deficits will stand at $134.0 billion, or 20.9% of GDP. This is above the target for reducing the debt representing accumulated deficits to 17% of GDP by 2025-2026 that had been set in 2010.2

Due to budgetary deficits, the debt burden representing accumulated deficits will increase until 2026-2027. It will then decrease to stand at 19.0% of GDP as at March 31, 2030.

TABLE E.5

Factors responsible for the change in debt representing accumulated deficits

(millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2023-2024	114 936	5 994	−2 625	3 369	118 305	20.3
2024-2025	118 305	5 175	932	6 107	124 412	20.2
2025-2026	124 412	9 898	−349	9 549	133 961	20.9
2026-2027	133 961	7 149	−349	6 800	140 761	21.3
2027-2028	140 761	3 185	−349	2 836	143 597	21.0
2028-2029	143 597	−1 138	−349	−1 487	142 110	20.1
2029-2030	142 110	−2 785	−349	−3 134	138 976	19.0

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on debt representing accumulated deficits. As at March 31, 2024, the reduction in debt representing accumulated deficits is mainly due to revaluation gains related to government enterprises. As at March 31, 2025, the increase in debt representing accumulated deficits is mainly due to revaluation losses related to derivative financial instruments. These will have no permanent effect on debt.

_______________________________________

2 This target will not be met, mainly due to accounting changes, one of which concerns the change in the application of the accounting standard respecting transfer payments. The government made this change in 2021, in accordance with the recommendation of the Auditor General of Québec in this regard.

The Québec Government’s Debt	E.15

The debt burden representing accumulated deficits has fallen significantly since March 31, 2013, when it reached 37.3% of GDP. It is expected to be 19.0% of GDP as at March 31, 2030.

CHART E.4 Debt representing accumulated deficits as at March 31
(percentage of GDP)

E.16	Update on Québec’s Economic and Financial Situation

Québec's public sector debt

The public sector debt includes the government's gross debt, the debt of Hydro-Québec, the debt of municipalities as well as the debt of universities other than the Université du Québec and its constituents. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2025, Québec's public sector debt stood at $349.3 billion, or 56.6% of GDP. These figures must, however, be seen in perspective, for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31
(millions of dollars, unless otherwise indicated)
	2021	2022	2023	2024	2025
Government's gross debt	211 441	211 198	226 344	245 832	255 999
Hydro-Québec	44 831	46 225	49 438	53 537	57 913
Municipalities	30 020	31 263	30 952	32 414	33 830
Universities other than the Université du Québec and its constituents	1 452	1 379	1 463	1 519	1 564
PUBLIC SECTOR DEBT	287 744	290 065	308 197	333 302	349 306
% of GDP	63.8	57.2	55.4	57.2	56.6

The Québec Government’s Debt	E.17

1.5 The debt reduction objective and the Generations Fund

❏ Debt reduction targets

Québec has made notable progress in reducing its debt load in recent decades, even though it remains high.

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure the long-term financing of the government's main missions as well as a prosperous tomorrow for future generations.

As of 2010, the Act stated that, for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP. These objectives were set following the 2008 financial crisis and changes to government accounting, which made it impossible to reach the targets established in 2006.

In March 2023, the government announced the replacement of these targets by net debt reduction targets, which were confirmed in December 2023 in the Act to reduce the debt and establish the Generations Fund.

- Unlike for gross debt, financial assets that will ultimately be used to reduce debt on financial markets[3] are subtracted from net debt. As at March 31, 2026, net debt to GDP is expected to stand at 39.7%, compared to 43.1% for gross debt.

In the March 2025 budget, an adjustment to the debt reduction targets was announced due to changes in the fiscal situation and the economic context since the March 2023 budget.

- The target for reducing net debt to GDP by 2032-2033 was adjusted from 33.0% to 35.5% and the target for reducing net debt to GDP by 2037-2038 was adjusted from 30.0% to 32.5%. Given the difficulty of forecasting how the economy will change over the long term, the government is continuing to provide an interval for these two targets.

TABLE E.6

Adjustment to debt reduction targets announced in the March 2025 budget

	Targets announced in March 2023	Targets announced in March 2025
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)	32.5% of GDP (±2.5% of GDP)

_______________________________________

3 However, the Generations Fund is also subtracted from gross debt.

E.18	Update on Québec’s Economic and Financial Situation

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio is carried out up to 2037-2038.

Based on this projection, it is expected that:

- net debt to GDP will stand at 36.4% as at March 31, 2033, below the maximum limit of 38.0% of GDP;

- net debt to GDP will stand at 32.4% as at March 31, 2038, below the maximum limit of 35.0% of GDP.

CHART E.5 Net debt projection as at March 31
(percentage of GDP)

Note: The dotted lines represent the interval established by the government.

The Québec Government’s Debt	E.19

The Generations Fund: An effective and transparent tool for reducing debt for almost 20 years

The Generations Fund, the implementation of which was announced in the 2006-2007 budget, was established in 2006 with the adoption of the Act to reduce the debt and establish the Generations Fund. It will soon be 20 years old. Since its creation, more than $37 billion has been deposited into it.[1]

The Generations Fund is an efficient and transparent tool that the Québec government adopted to achieve its debt reduction targets. It allows taxpayers to easily identify the amounts allocated each year by the government to reduce debt.

- The government has chosen to spread debt reduction efforts over several years so as not to harm the economy and to respect taxpayers' ability to pay.

After almost 20 years of existence, the Generations Fund has proven that the government's strategy has paid off. The debt burden is now much lower than it was in the early 2010s. The amounts allocated annually to the Generations Fund are deposited with the Caisse de dépôt et placement du Québec.
The returns generated help accelerate the reduction of the debt burden.

- From 2007 to 2024, the average return was 5.8%, compared with an average cost of borrowing of 3.2%, resulting in a difference of 2.6 percentage points.

In addition, the Generations Fund contributes positively to Québec's credit quality and helps maintain Québec's access to capital markets in Canada and abroad.

The government intends to continue making annual deposits in the Generations Fund.

1 Deposits from 2006-2007 to 2025-2026. The balance of the Generations Fund as at March 31, 2026 is lower than the total amount that has been deposited into it due to withdrawals made over the years to repay maturing borrowings.

E.20	Update on Québec’s Economic and Financial Situation

❏ Deposits in the Generations Fund

Since 2006, the Generations Fund is an important pillar of the debt reduction strategy.

Three sources of revenue are dedicated to the Generations Fund:

- water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;4

- an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

- income generated by the investment of the sums making up the Generations Fund.

In 2025-2026 and 2026-2027, revenues dedicated to the Generations Fund will amount to $2.5 billion and $2.4 billion respectively. They will rise to $2.8 billion in 2029-2030 and $4.2 billion in 2037-2038.

This update provides for an additional deposit in the Generations Fund in 2026-2027 that will correspond to the cumulative surplus of the Electrification and Climate Change Fund as at March 31, 2026, estimated at $1.8 billion. The decrease in the gross debt resulting from this deposit will contribute to intergenerational fairness with a view to ensuring the sustainability of public finances. Deposits in the Generations Fund will therefore total $4.2 billion in 2026-2027.

Legislative provisions were proposed in this regard by the government in Bill 7, entitled An Act to reduce bureaucracy, increase state efficiency and reinforce the accountability of senior public servants, which was tabled in the National Assembly on November 5, 2025.

Withdrawals from the Generations Fund to repay borrowings stood at $4.4 billion in 2024-2025 and $2.5 billion in 2025-2026. A new withdrawal of $2.5 billion is planned in 2026-2027.

Withdrawals serve to reduce the financing program and alleviate debt service.

_______________________________________

4 Under the Watercourses Act (CQLR, chapter R-13), every holder of hydraulic powers in Québec is required to pay royalties that are adjusted based on the amount of electricity generated.

The Québec Government’s Debt	E.21

TABLE E.7

Generations Fund

(millions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Book value, beginning of year(1)	18 458	16 855	16 816	18 528	21 038	23 676
Dedicated revenues
Water-power royalties
Hydro-Québec	753	750	859	894	908	936
Private producers	118	124	126	128	131	134
Subtotal	871	874	985	1 022	1 039	1 070
Additional contribution from Hydro-Québec	650	650	650	650	650	650
Investment income(2)	876	937(3)	744	838	949	1 065
Total dedicated revenues	2 397	2 461	2 379	2 510	2 638	2 785
Deposit from the Electrification and Climate Change Fund	-	-	1 833	-	-	-
Deposit from the Territorial Information Fund	400	-	-	-	-	-
Total deposits	2 797	2 461	4 212	2 510	2 638	2 785
Use of the Generations Fund to repay borrowings	−4 400	−2 500	−2 500	-	-	-
Book value, end of year	16 855	16 816	18 528	21 038	23 676	26 461
% of net debt	7.1	6.6	6.9	7.5	8.3	9.2
% of GDP	2.7	2.6	2.8	3.1	3.4	3.6

(1) For information purposes, as at June 30, 2025, the fair value of the Generations Fund was $19.6 billion, $3.5 billion more than its book value. Like the book value, the fair value includes accounts receivable ($0.2 billion as at June 30, 2025).

(2) The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.4% is expected, corresponding to the historical average.

(3) The higher investment income in 2025-2026 is due to investment income realized following the integration of the Otéra subsidiary by the Caisse de dépôt et placement du Québec.

E.22	Update on Québec’s Economic and Financial Situation

2. FINANCING

2.1 Financing program

The financing program consists of long-term borrowings contracted during the fiscal year. The program is used to, among other things, repay maturing borrowings and meet net financial requirements. The latter include the budgetary deficit as well as the government's capital investments.

For 2025-2026, the program stands at $24.3 billion, which is $5.4 billion less than projected in the March 2025 budget.

The adjustment is mainly due to a reduction in net financial requirements, an increase in the use of pre-financing and an increase in the balance of transactions under the credit policy. These elements are partially offset by an increase in the repayments of borrowings.

As at November 12, 2025, the financing program is completed for 2025-2026, and $448 million in pre-financing has been carried out.

TABLE E.8

Government's financing program in 2025-2026

(millions of dollars)
	March 2025	Adjustments	November 2025
Net financial requirements	29 084	−789	28 295
Repayments of borrowings	16 899	1 583	18 482
Use of the Generations Fund to repay borrowings	−2 500	-	−2 500
Withdrawal from the Accumulated Sick Leave Fund	-	−180	−180
Withdrawal from the Retirement Plans Sinking Fund	−2 500	-	−2 500
Use of pre-financing	−9 322	−3 430	−12 752
Change in cash position	-	−554	−554
Transactions under the credit policy(1)	-	−2 454	−2 454
Increase in the outstanding amount of Québec Treasury bills	−2 000	-	−2 000
Pre-financing	-	448	448
TOTAL	29 661	−5 376	24 285

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives sums in response to exchange rates movements, among other things. These sums do not affect the debt.

The Québec Government’s Debt	E.23

The financing program for 2025-2026 is completed. As Québec has taken advantage of the excellent demand for its bonds, it will continue to issue on the financial markets to carry out pre-financing and thereby reduce the volume of the 2026-2027 financing program.

The financing program will stand at $34.1 billion in 2026-2027.

For the three subsequent years, from 2027-2028 to 2029-2030, it will average $29.6 billion.

TABLE E.9

Government's financing program from 2026-2027 to 2029-2030

(millions of dollars)
	2026-2027	2027-2028	2028-2029	2029-2030
Net financial requirements	26 536	22 485	15 052	11 924
Repayments of borrowings	12 977	13 629	14 989	18 219
Use of the Generations Fund to repay borrowings	−2 500	-	-	-
Withdrawal from the Retirement Plans Sinking Fund	−2 500	−2 500	−2 500	-2 500
Use of pre-financing	−448	-	-	-
TOTAL	34 065	33 614	27 541	27 643

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

E.24	Update on Québec’s Economic and Financial Situation

2.2 Borrowings contracted in 2025-2026

The government aims to achieve stable financing at the lowest possible cost. To that end, it applies a strategy of diversifying sources of funding by market, financial instrument and maturity.

Thus far in 2025-2026, the government has contracted 37% of its borrowings on foreign markets, compared to an average of 31% over the last 10 years. In May 2025, Québec carried out the largest euro bond issue in its history, which is also the largest euro issue by a province: a €3.0-billion borrowing (C$4.7 billion) with a 10-year maturity. Québec plans to continue to take advantage of opportunities to issue on foreign markets.

In 2025-2026, conventional bonds in Canadian dollars are the main debt instrument used.

To date, the average cost of borrowings contracted in 2025-2026 is 4.03% with an average maturity of borrowings of 15 years, while the cost of the entire debt was 3.69% with an average remaining maturity of 11 years as at March 31, 2025.

TABLE E.10

Summary of long-term borrowings contracted in 2025-2026

Currencies	$M	%
CANADIAN DOLLAR
Conventional bonds	13 660	56.2
Floating-rate notes	1 500	6.2
Savings products issued by Épargne Placements Québec	157	0.6
Immigrant investors(1)	3	-
Subtotal	15 320	63.1
OTHER CURRENCIES
Euro	4 669	19.2
U.S. dollar	2 733	11.3
Australian dollar	798	3.3
Swiss franc	765	3.2
Subtotal	8 965	36.9
TOTAL	24 285	100.0

Notes: Borrowings contracted as at November 12, 2025.
            Totals may not add due to rounding.
(1) These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

The Québec Government’s Debt	E.25

Funding of public bodies

The Financing Fund allows public bodies to obtain financing on favourable terms, namely the government borrowing rate, plus issuance and service fees.

The principle of pooled financing is applied: the government borrows on financial markets and advances funds to the Financing Fund. The Fund then uses these sums to grant loans to public bodies, notably for the implementation of their investment projects.

The clientele of the Financing Fund consists mainly of bodies in the education, higher education and health and social services networks, non-budget-funded bodies, government enterprises, special funds as well as certain bodies designated by the government.

In fiscal 2025-2026, the Financing Fund's short-term and long-term loan programs stand at $12.3 billion and $10.0 billion, respectively.

- These amounts are included in the government's net financial requirements.

Financing Fund's loan programs in 2025-2026
(millions of dollars)

Note: The short-term financing program represents the average outstanding amount of short-term loans, while the long-term financing program is presented on the basis of total loans issued for the year.

(1) This category includes school service centres, school boards, CEGEPs, the Université du Québec and its constituents, and private universities.

(2) This category includes non-merged establishments and Santé Québec.

(3) Montreal Museum of Fine Arts.

E.26	Update on Québec’s Economic and Financial Situation

2.3 Debt management strategy

The government's debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

❏ Structure of debt by currency

As at March 31, 2025, before taking swaps into account, 76% of the debt was in Canadian dollars, 11% in U.S. dollars, 10% in euros, 1% in pounds sterling, 1% in Australian dollars, 1% in Swiss francs and less than 1% in other foreign currencies (Swedish kronor, yen and New Zealand dollars).

After taking swaps into account, the entire debt is denominated in Canadian dollars.

The government maintains no exposure to foreign currencies of its debt issued on financial markets to neutralize the impact of exchange rate variations on debt service.

TABLE E.11

Structure of debt by currency as at March 31, 2025

(per cent)
	Before swaps	After swaps
Canadian dollar	76	100
U.S. dollar	11	-
Euro	10	-
Pound sterling	1	-
Australian dollar	1	-
Swiss franc	1	-
Other (Swedish krona, yen and New Zealand dollar)	-(1)	-
TOTAL	100	100
Notes: This is the debt issued on financial markets by the government. Totals may not add due to rounding. (1) The proportion of debt attributable to other currencies before swaps is less than 1%.

The Québec Government’s Debt	E.27

❏ Structure of debt by type of interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2025, after taking swaps into account, the share of debt subject to an interest rate change in 2025-2026 was 15.0%. This share includes debt at floating interest rates (11.4%) as well as debt at fixed interest rates to be refinanced in 2025-2026 (3.6%).

Moreover, the proportion of debt at fixed interest rates stood at 88.6%, made up of 85.0% of debt maturing in more than one year and 3.6% of debt to be refinanced in 2025-2026.

CHART E.6 Structure of debt by type of interest rate as at March 31, 2025

Notes: This is the debt issued on financial markets by the government. Numbers have been rounded; their sum may not exactly equal 100%.

E.28	Update on Québec’s Economic and Financial Situation

❏ Debt maturity

Maturities of new borrowings are distributed over time to ensure a stable refinancing profile as well as the government's regular presence on financial markets. To date, approximately 93% of the borrowings contracted in 2025-2026 had a maturity of 10 years or more. The average share of issues for these terms over the last 10 years represents 77%. The average maturity of borrowings is 15 years in 2025-2026.

CHART E.7 Maturity of transactions carried out in 2025-2026

Notes: Borrowings contracted as at November 12, 2025. Numbers have been rounded; their sum may not exactly equal 100%.

The diversification of borrowings by term is reflected on the debt maturity profile as shown in the following chart. As at March 31, 2025, the average maturity of the debt was 11 years.

CHART E.8 Maturity of long-term debt as at March 31, 2025
(millions of dollars)

Note: This is the Québec government's long-term debt issued on financial markets, minus the balance of the Sinking Fund for Government Borrowing.

The Québec Government’s Debt	E.29

2.4 Yield on the Québec government's securities

The yield of 3-month Québec Treasury bills stands at 2.2%, its lowest level since June 2022. The yield on Québec 10-year securities stands at 3.7%, after reaching 4.8% in October 2023. The decline in yields in recent months reflects the gradual reduction in the Bank of Canada's policy rate since June 2024.

CHART E.9 Yield on the Québec government's securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

Since March 2024, yields on Québec 10-year securities have been higher than those issued by Ontario for the same maturity using the constant maturity method. As at November 12, the spread was around 1 basis point.

CHART E.10 Yield spread on long-term (10-year) securities
(percentage points)

Source: PC-Bond.

E.30	Update on Québec’s Economic and Financial Situation

3. CREDIT RATINGS

3.1 Québec's credit ratings

A credit rating helps measure the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec's credit rating is evaluated by five credit rating agencies. The five agencies assign a stable outlook to Québec's credit rating.

TABLE E.12

Québec's credit ratings

Credit rating agency	Credit rating	Outlook
Moody's	Aa2	Stable
Standard & Poor's (S&P)	A+	Stable
Fitch Ratings	AA−	Stable
Morningstar DBRS	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable
Note: Québec's credit ratings as at November 12, 2025.

The Québec Government’s Debt	E.31

3.2 Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces assigned by Moody's, Standard & Poor's, Fitch Ratings and Morningstar DBRS.

It should be noted that Moody's gives Québec a higher credit rating than Ontario, while Standard & Poor's and Morningstar DBRS do the opposite.

Fitch Ratings assigns the same credit rating to both provinces.

CHART E.11 Credit rating of Canadian provinces - Moody's

Note: Credit ratings as at November 12, 2025. (1) This province has a negative outlook.
CHART E.12 Credit rating of Canadian provinces - Standard & Poor's

Note: Credit ratings as at November 12, 2025. (1) These provinces have a negative outlook.

E.32	Update on Québec’s Economic and Financial Situation

CHART E.13 Credit rating of Canadian provinces - Fitch Ratings

Notes: Five provinces receive a credit rating from Fitch Ratings. Credit ratings as at November 12, 2025. (1) This province has a negative outlook.
CHART E.14 Credit rating of Canadian provinces - Morningstar DBRS

Note: Credit ratings as at November 12, 2025. (1) This province has a negative outlook.

The Québec Government’s Debt	E.33

Section F

ALTERNATIVE FORECAST SCENARIOS

Summary		F.3

1.	A climate of uncertainty looms over economic and budgetary forecasts	F.7

2.	Two alternative economic forecast scenarios	F.9

	2.1 A recession scenario	F.10

	2.2 A stronger growth scenario	F.12

3.	Potential impacts on Québec's budgetary situation	F.15

	3.1 Impacts on the financial framework	F.15

	3.2 Impacts on the budgetary balance	F.18

	3.3 The repercussions of alternative scenarios on the plan to restore fiscal balance	F.20

4.	Potential impacts on Québec's net debt and the government's financing program	F.23

F.1

SUMMARY

Since the beginning of 2025, Québec, like most jurisdictions elsewhere in the world, has been facing a high degree of uncertainty. A number of events could have an impact on the economic and fiscal outlook in the coming quarters. In particular, developments in the trade dispute started by the United States could impact GDP growth globally and, in turn, Québec's growth.

In this context, and for the sake of transparency, the Ministère des Finances is presenting two alternative economic forecast scenarios in the Update on Québec's Economic and Financial Situation - Fall 2025 to estimate the impact of a recession or stronger-than-forecast economic growth on the financial framework, as well as the Québec government's debt and financing program.

- The first scenario forecasts a recession, which could occur, for example, following an escalation of the trade dispute with the United States, particularly if they were to withdraw from the Canada-United States-Mexico Agreement (CUSMA). Such a development would more severely disrupt supply chains, further hamper trade and, by the same token, slow global economic growth more sharply.

- Under this scenario, economic activity in Québec would decline by 0.3% in 2026 before growing by 1.3% in 2027, a slightly smaller increase than anticipated under the baseline scenario (+1.4% in 2027). However, a slightly stronger rebound than under the baseline scenario would occur in 2028 (+1.8% compared to +1.5%). The cumulative negative gap in comparison to the baseline scenario would reach 1.2 percentage points in 2028.

- A second scenario forecasts stronger growth than that expected under the baseline scenario. For example, such a situation could arise in the event of a quick resolution of trade disputes, which would dissipate the uncertainties related to international trade.

- Under this scenario, real GDP growth would reach 1.6% in 2026, 1.9% in 2027 and 1.6% in 2028. The positive gaps in comparison to the baseline scenario are 0.5 percentage points in 2026 and 2027, and 0.1 percentage points in 2028. The cumulative positive gap in comparison to the baseline scenario would reach 1.2 percentage points in 2028.

Due to the structural nature of these shocks, potential GDP would be affected. Furthermore, the alternative scenarios are not symmetrical in the short term, due to the different nature of the effects brought about by each situation.

TABLE F.1

Real GDP - Québec (percentage change, shock in percentage points)
	Baseline scenario	Recession scenario		Stronger growth scenario
	Change	Shock	Change	Shock	Change
2025	0.9	-	0.9	-	0.9
2026	1.1	−1.4	−0.3	+0.5	1.6
2027	1.4	−0.1	1.3	+0.5	1.9
2028	1.5	+0.3	1.8	+0.1	1.6
2029	1.5	-	1.5	-	1.5

Alternative Forecast Scenarios	F.3

❏ Impacts of alternative scenarios on the budgetary balance and net debt

■ Recession scenario

Should a recession occur, the budgetary balance would be expected to deteriorate by $8.3 billion over five years, after deposits of dedicated revenues in the Generations Fund.

- Budgetary deficits would occur in all years of the financial framework and would be higher than under the baseline scenario. A downward impact of more than $2.0 billion on the budgetary balance would be expected in 2029-2030.

The use of the contingency reserve would curb increases in projected deficits and reduce the pressure on the financial framework caused by a decline in economic activity.

However, a return to a balanced budget would not be achieved in 2029-2030, which could force the government to request a suspension of the application of the Balanced Budget Act.

The financial framework includes a contingency reserve of $8.5 billion, which would offset the effects of a decline in economic activity, should the trade dispute with the United States worsen.

As at March 31, 2030, the net debt-to-GDP ratio would be 41.0%, or 1.7 percentage points higher in comparison to the baseline scenario in the fall 2025 update (39.3%).

■ Stronger growth scenario

If, for example, economic activity in Québec were stronger than anticipated under the baseline scenario due to the resolution of trade disputes and dissipating uncertainties hanging over international trade, the budgetary balance would be expected to improve by $6.4 billion over five years after deposits of dedicated revenues in the Generations Fund.

- Deficits would be lower in the short term, and budget surpluses would be achieved as of 2028-2029. An upward impact of more than $2.0 billion on the budgetary balance would be expected in 2029-2030.

The gap to be bridged currently stated in the financial framework as of 2027-2028 could be eliminated.

A balanced budget would be achieved in 2029-2030 by using part of the contingency reserve.

Should economic activity be more favourable than forecast, it would be possible to return to a balanced budget by 2029-2030, while eliminating the gap to be bridged included in the financial framework.

As at March 31, 2030, the net debt-to-GDP ratio would be 37.9%, or 1.4 percentage points lower in comparison to the baseline scenario in the fall 2025 update (39.3%).

F.4	Update on Québec’s Economic and Financial Situation

❏ The government's financing program

Under the baseline scenario, the financing program stands at $34.1 billion in 2026-2027.

- It would increase by $2.3 billion to reach $36.4 billion under the recession scenario, and decrease by $0.9 billion to stand at $33.2 billion in the stronger growth scenario.

Alternative Forecast Scenarios	F.5

1. A CLIMATE OF UNCERTAINTY LOOMS OVER ECONOMIC AND BUDGETARY FORECASTS

The multiplication of new tariffs imposed by the United States has been disrupting global economic growth since spring 2025. Moreover, the unpredictability of U.S. trade policy is generating a climate of great uncertainty. While the forecast scenario is balanced and prudent, it is not shielded from events that could impact economic activity, both on the downside and the upside. In particular, the materialization of certain downside risks could make it more difficult to return to a balanced budget by 2029-2030.

- Higher-than-normal uncertainty in the current environment calls for heightened prudence in budget planning.

The baseline scenario's main risk is tied to developments in the trade dispute with the United States.

- In particular, an increase in tariffs could heighten supply chain disruptions and cause a sharper slowdown in international trade, thus further dampening global economic growth, notably investment and consumption.

- Conversely, the signing of a trade agreement could lead to accelerated economic growth.

Presenting pessimistic and optimistic alternative economic forecast scenarios puts the fall 2025 update baseline scenario into perspective and illustrates a range of potential results.

❏ The baseline economic forecast scenario

The baseline economic forecast scenario helps the Québec government establish the budgetary framework. It involves many parameters, and reflects expected changes in the economy as closely as possible. Although the assumptions used are reasonable and prudent, there is significant uncertainty in the current circumstances.

The economic forecast under the baseline scenario is based on the assumption that the average effective tariff rate should remain below 10%. However, certain tariff measures could be persistent, or even permanent. This context is holding back exports to the United States and non-residential business investment, which in turn will limit potential economic growth in Québec and Canada.

- Although the tariffs could remain in place for the long term, the initial shock of uncertainty on consumer and business confidence will gradually fade, allowing a return to stronger economic growth from 2027 onward.

Alternative Forecast Scenarios	F.7

2. TWO ALTERNATIVE ECONOMIC FORECAST SCENARIOS

In light of the current climate of uncertainty, the Ministère des Finances has developed two alternative growth scenarios that could characterize the economy in the coming years, namely:

- a scenario forecasting a recession;

- a scenario forecasting stronger growth.

Under these scenarios, the impacts of a recession or stronger-than-expected growth on the financial framework, the debt and the Québec government's financing program are assessed.

CHART F.1 Change in real gross domestic product according to the scenarios in Québec
(millions of chained 2017 dollars)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

❏ Two scenarios with asymmetric impacts

The two alternative scenarios are not symmetrical in the short term, but become so after a few quarters. The asymmetry mainly results from the nature of the effects brought about by each situation.

- The scenario involving a recession forecasts a relatively steep decline in real GDP in 2026, with negative consequences for Québec's economic potential.

- Conversely, the stronger growth scenario assumes greater economic potential, which would gradually boost real GDP over the long term.

From 2028 onward, the gap in real GDP between these two scenarios is around 1.2% in comparison to the baseline scenario.

Alternative Forecast Scenarios	F.9

2.1 A recession scenario

The recession scenario could arise, for example, if the trade dispute were to escalate. This would disrupt supply chains, further hamper trade and slow global economic growth more sharply, including investment and consumption.

Under this scenario, real GDP would fall by 0.3% in 2026. Following this downturn, real GDP growth in 2027 would be slightly lower than under the baseline scenario (+1.3% compared to +1.4%). Job losses would also be observed. In particular:

- exports and imports would fall more sharply than under the baseline scenario, reducing business profits and having an even greater impact on business investment;

- deterioration in the labour market would adversely affect household consumption and residential investment;

- inflation would be lower than under the baseline scenario, due in particular to the decline in output. Since a similar trend would also be observed across the country, the Bank of Canada could have to reassess its monetary policy.

This scenario would result in a permanent output loss. Real GDP would not return to the level forecast under the baseline scenario.

- Compared with the baseline scenario, economic activity would show a negative gap of 1.2% from 2028 onward.

TABLE F.2

Real GDP in Québec - Baseline and recession scenarios

(percentage change, shock in percentage points)
	Baseline scenario	Recession scenario
	Change	Shock	Change
2025	0.9	-	0.9
2026	1.1	−1.4	−0.3
2027	1.4	−0.1	1.3
2028	1.5	+0.3	1.8
2029	1.5	-	1.5

F.10	Update on Québec’s Economic and Financial Situation

❏ A recession would negatively impact the main economic indicators

The recession scenario reflects a decline in economic activity in 2026, followed by slightly weaker growth than that expected under the baseline scenario for 2027. In comparison to the baseline scenario:

- real and nominal GDP growth would show cumulative negative gaps of 1.5 and 1.6 percentage points, respectively, in 2027;

- approximately 46 000 jobs would be lost in 2026 and 2027;

- the average unemployment rate would stand at 6.1% in 2026 and 5.2% in 2027, compared to 5.6% and 4.6%, respectively, under the baseline scenario;

- job losses would result in more modest rises in wages and salaries (cumulative negative gap of 1.4 percentage points in 2027) and weaker growth in consumption excluding food expenditures and shelter (cumulative negative gap of 2.3 percentage points);

- the net operating surplus of corporations would show a cumulative negative gap of 4.7 percentage points in 2027;

- the average increase in the Consumer Price Index would be weaker than under the baseline scenario.

TABLE F.3

Economic indicators in Québec in 2026 and 2027 - Baseline and recession scenarios (in nominal terms, percentage change, shock and cumulative effects in percentage points, unless otherwise indicated)
	2026			2027			Cumulative effects
	BL	Rec.	Shock	BL	Rec.	Shock
GDP, in real terms	1.1	−0.3	−1.4	1.4	1.3	−0.1	−1.5
Consumer Price Index	2.1	1.8	−0.3	2.0	2.0	-	−0.3
Jobs (thousands)	14.9	−18.3	−33.2	13.4	0.6	−12.8	−46.0
Unemployment rate (per cent)	5.6	6.1	+0.5	4.6	5.2	+0.6	n/a
GDP	3.1	1.6	−1.5	3.3	3.2	−0.1	−1.6
Wages and salaries	2.5	1.2	−1.3	3.3	3.2	−0.1	−1.4
Net operating surplus of corporations	3.4	−0.9	−4.3	3.2	2.8	−0.4	−4.7
Consumption excluding food expenditures and shelter	3.1	1.0	−2.1	3.1	2.9	−0.2	−2.3

Note: "BL" means baseline scenario and "Rec" stands for recession scenario.

Alternative Forecast Scenarios	F.11

2.2 A stronger growth scenario

The stronger growth scenario could materialize if, in particular, a trade agreement were rapidly reached with the United States. This would help reduce uncertainty and improve the business climate. Under this scenario, real GDP growth would be stronger than forecast under the baseline scenario.

Real GDP growth would reach 1.6% in 2026 and 1.9% in 2027, compared to the gains of 1.1% in 2026 and 1.4% in 2027 expected under the baseline scenario.

- Renewed household and business confidence would support non-residential business investment and consumption.

- Exports would grow due to the increase in demand for goods and services, bolstering the net operating surplus of corporations.

- Higher demand for goods and services would encourage businesses to step up hiring. A more favourable labour market would lead to more robust wage gains.

- Higher-than-forecast non-residential investment would stimulate productivity and the potential for growth.

Under this scenario, a rise in potential GDP in Québec would help maintain output at a higher level than the baseline scenario forecast.

- Compared with the baseline scenario, economic activity would show a positive gap of 1.2% from 2028 onward.

TABLE F.4

Real GDP in Québec - Baseline and stronger growth scenarios (percentage change, shock in percentage points)
	Baseline scenario	Stronger growth scenario
	Change	Shock	Change
2025	0.9	-	0.9
2026	1.1	+0.5	1.6
2027	1.4	+0.5	1.9
2028	1.5	+0.1	1.6
2029	1.5	-	1.5

F.12	Update on Québec’s Economic and Financial Situation

❏ Stronger growth would improve forecasts for most economic indicators

Under the stronger growth scenario, economic activity would expand at a faster pace than anticipated over the next two years. In particular, in comparison to the baseline scenario:

- the cumulative positive gap in real GDP growth would be 1.0 percentage point in 2027, and cumulative nominal GDP growth would be 1.2 percentage points higher for the same year;

- approximately 29 000 additional jobs would be created overall in 2026 and 2027;

- the average unemployment rate would stand at 5.5% in 2026 and 4.3% in 2027;

- additional job gains would result in higher rises in wages and salaries (cumulative positive gap of 1.0 percentage point) and stronger growth in consumption excluding food expenditures and shelter (cumulative positive gap of 1.6 percentage points);

- the net operating surplus of corporations would show a cumulative positive gap of 3.3 percentage points in 2027;

- strong economic expansion would support inflation growth, which would slightly exceed the baseline scenario forecast.

TABLE F.5

Economic indicators in Québec in 2026 and 2027 - Baseline and stronger growth scenarios
(in nominal terms, percentage change, shock and cumulative effects in percentage points, unless otherwise indicated)
	2026			2027			Cumulative effects
	BL	High	Shock	BL	High	Shock
GDP, in real terms	1.1	1.6	+0.5	1.4	1.9	+0.5	+1.0
Consumer Price Index	2.1	2.2	+0.1	2.0	2.2	+0.2	+0.3
Jobs (thousands)	14.9	26.5	+11.6	13.4	30.8	+17.4	+29.0
Unemployment rate (per cent)	5.6	5.5	−0.1	4.6	4.3	−0.3	n/a
GDP	3.1	3.7	+0.6	3.3	3.9	+0.6	+1.2
Wages and salaries	2.5	3.0	+0.5	3.3	3.8	+0.5	+1.0
Net operating surplus of corporations	3.4	5.0	+1.6	3.2	4.9	+1.7	+3.3
Consumption excluding food expenditures and shelter	3.1	3.9	+0.8	3.1	3.9	+0.8	+1.6

Note: "BL" means baseline scenario and "High" stands for stronger growth scenario.

Alternative Forecast Scenarios	F.13

3. POTENTIAL IMPACTS ON QUÉBEC'S BUDGETARY SITUATION

3.1 Impacts on the financial framework

The recession and stronger growth scenarios have an impact on own-source revenue and debt-servicing costs.1

- Changes in own-source revenue, mainly tax revenue, are closely tied to changes in the main economic indicators.

- Debt-servicing costs are linked to budgetary deficits and interest rates.

If economic activity in Québec were to decline in the short term, a deterioration in the budgetary balance of $8.3 billion over five years would be expected.

Conversely, if economic activity were to be stronger than forecast under the baseline scenario, an improvement in the budgetary balance of $6.4 billion over five years would be expected.

TABLE F.6

Additional impact of the alternative scenarios on the budgetary balance (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Budgetary balance(1) - Baseline scenario	−12 359	−9 528	−5 695	−1 500	-
Additional impact of the recession scenario
Own-source revenue	−170	−2 104	−1 898	−1 681	−1 750	−7 603
Debt service	−4	−52	−136	−211	−283	−686
Total additional impact	−174	−2 156	−2 034	−1 892	−2 033	−8 289
Adjusted budgetary balance(1),(2)	−12 533	−11 684	−7 729	−3 392	−2 033
Additional impact of the stronger growth scenario
Own-source revenue	56	850	1 538	1 743	1 799	5 986
Debt service	1	20	71	140	214	446
Total additional impact	57	870	1 609	1 883	2 013	6 432
Adjusted budgetary balance(1),(3)	−12 302	−8 658	−4 086	383	2 013

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act.
(2) The adjusted budgetary balance excludes the financial impacts of possible government intervention to stimulate economic recovery.
(3) The adjusted budgetary balance excludes the financial impacts of any additional measures that may be announced.

__________________________________________

1 The alternative scenarios could also impact expenditures, particularly those related to a government intervention with the aim of stimulating economic recovery. The impact cannot be estimated, however, because it depends on the form of assistance chosen.

Alternative Forecast Scenarios	F.15

❏ Recession scenario

If a recession were to occur following a deterioration in the trade dispute with the United States, a $7.6-billion downward change over five years would be expected in own-source revenue as a whole, in comparison to the baseline scenario.

- The additional impact would be $170 million in 2025-2026 and would increase to $2.1 billion in 2026-2027.

- It would remain at about $1.7 billion on average from 2028-2029.

The recession scenario assumes that the shock on real GDP would be temporary but that the recession would result in a permanent output loss. The shock would affect tax bases, which would sharply contract in 2026-2027 and would not return to their pre-recession levels thereafter.

- As a result, the additional impact of this scenario on own-source revenue would be permanent.

The additional impact on debt service would gradually increase over the period covered by the financial framework, consistent with increases in the budgetary deficits, reaching $283 million in 2029-2030.

In comparison to the baseline scenario and in all years of the financial framework, the recession scenario would result in the following variances:

- a $2.6-billion downward change in personal income tax revenue, due, in particular, to the weaker growth in wages and salaries expected in 2026;

- a $2.3-billion downward change in corporate tax revenue, due, in particular, to the expected decline in the net operating surplus of corporations in 2026 and 2027;

- a $2.1-billion downward change in consumption tax revenue, due, in particular, to the weaker growth in consumption excluding food expenditures and shelter expected in 2026 and 2027;

- a $686-million upward change in debt-servicing costs, driven by higher budgetary deficits.

TABLE F.7

Additional impact of the recession scenario - By source (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total over five years
Own-source revenue
- Personal income tax	−66	−806	−626	−558	−591	−2 647
- Corporate taxes	−39	−553	−633	−535	−558	−2 318
- Consumption taxes	−52	−599	−496	−457	−472	−2 076
- Other revenue	−13	−146	−143	−131	−129	−562
Total - Own-source revenue	−170	−2 104	−1 898	−1 681	−1 750	−7 603
Debt service	−4	−52	−136	−211	−283	−686
Total additional impact	−174	−2 156	−2 034	−1 892	−2 033	−8 289

Note: Totals may not add due to rounding.

F.16	Update on Québec’s Economic and Financial Situation

❏ Stronger growth scenario

If economic activity were to be stronger than forecast under the baseline scenario, a $6.0-billion change over five years would be expected on all own-source revenue.

Unlike under the recession scenario, the stronger growth scenario includes additional impacts on own-source revenue, which would increase more gradually in the short term, and remain stable thereafter.

- The additional impact would be $56 million in 2025-2026 and $850 million in 2026-2027, then would increase to over $1.5 billion in 2027-2028.

- It would stand at nearly $1.8 billion on average from 2028-2029.

Debt-servicing costs would gradually decrease over the period covered by the financial framework, due to decreases in budgetary deficits, reaching $214 million in 2029-2030.

In comparison to the baseline scenario and in all years of the financial framework, the stronger growth scenario would result in the following changes:

- a $2.1-billion upward change in personal income tax revenue, due, in particular, to the stronger growth in wages and salaries expected in 2026 and 2027;

- a $1.8-billion upward change in corporate tax revenue, due, in particular, to the stronger growth in the net operating surplus of corporations expected in 2026 and 2027;

- a $1.6-billion upward change in consumption tax revenue, due, in particular, to the stronger growth in consumption excluding food expenditures and shelter expected in 2026 and 2027;

- a $446-million downward change in debt-servicing costs, due to lower budgetary deficits.

TABLE F.8

Additional impact of the stronger growth scenario - By source (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total over five years
Own-source revenue
- Personal income tax	22	329	552	608	622	2 133
- Corporate taxes	13	217	458	541	566	1 795
- Consumption taxes	17	241	418	462	476	1 614
- Other revenue	4	63	110	132	135	444
Total - Own-source revenue	56	850	1 538	1 743	1 799	5 986
Debt service	1	20	71	140	214	446
Total additional impact	57	870	1 609	1 883	2 013	6 432

Note: Totals may not add due to rounding.

Alternative Forecast Scenarios	F.17

3.2 Impacts on the budgetary balance

The Update on Québec's Economic and Financial Situation - Fall 2025 maintains the objective of returning to a balanced budget by 2029-2030,2 as set out in the plan adopted in the March 2025 budget. Under the baseline scenario, the budgetary deficit, after deposits of dedicated revenues in the Generations Fund, stands at $12.4 billion in 2025-2026. An improvement in the budgetary deficit is expected each year thereafter until it is eliminated in 2029-2030.

- Several actions have been taken since Budget 2024-2025 to enable the gradual reduction of deficits over the period covered by the financial framework, notably with the review of tax and government expenditures and the measures implemented to optimize government action. The government will continue its drive to make the state more efficient by proposing a bill to reduce bureaucracy and transforming administrative practices.

- Unless the economic situation improves, additional measures will also need to be identified as of 2027-2028 to eliminate the gap to be bridged included in the financial framework, which gap stands at $1.0 billion in 2027-2028, and $2.5 billion in 2028-2029 and 2029-2030.

- Accordingly, a balanced budget, after deposits of dedicated revenues in the Generations Fund, will be achieved by 2029-2030 at the latest.

The approach adopted in the plan to restore fiscal balance is gradual and measured. It aims to maintain intergenerational equity and to ensure the quality of public services in the long term, given the uncertainty affecting both the economic and budgetary outlook.

CHART F.2 Budgetary balance - Baseline and alternative scenarios
(billions of dollars)

Notes: Budgetary balance within the meaning of the Balanced Budget Act.
 These three scenarios include the gaps to be bridged included in the financial framework.

__________________________________________

2 The plan to restore fiscal balance is presented in more detail in Section D, "Québec's Financial Situation."

F.18	Update on Québec’s Economic and Financial Situation

Presenting alternative scenarios forecasting a recession or stronger growth illustrates how the budgetary balance could be affected if the economic situation were to take a different trajectory than that expected in the Update on Québec's Economic and Financial Situation - Fall 2025.

If a recession were to occur, budgetary deficits would occur in all years of the financial framework and exceed the deficits forecast under the baseline scenario.

- A $3.4-billion budgetary deficit would be expected in 2028-2029, exceeding the maximum deficit of $1.5 billion3 set forth in the Balanced Budget Act.

- The budgetary deficit would be $2.0 billion in 2029-2030.

Conversely, if, for example, the trade disputes were set aside and economic conditions proved more favourable than expected, deficits would be lower in the short term and budget surpluses would be achieved in the financial framework's last two years.

- A budgetary surplus of $383 million would be expected in 2028-2029.

- The budgetary surplus would be $2.0 billion in 2029-2030.

__________________________________________

3 This amount represents 25% of the budgetary deficit recorded in Public Accounts 2022-2023, namely $6.1 billion.

Alternative Forecast Scenarios	F.19

3.3 The repercussions of alternative scenarios on the plan to restore fiscal balance

❏ Recession scenario

An escalation of the trade dispute with the United States, if it were to occur, would significantly impact Québec's economic activity and, in turn, its budgetary forecasts.

- A downward impact on the budgetary balance of nearly $2.0 billion per year, on average, would be expected in such a scenario as of 2028-2029.

Use of the contingency reserve would limit the effects of any decline in economic activity and reduce pressure on the financial framework.

- However, this reserve would not be sufficient to ensure compliance with the requirements of the Balanced Budget Act, in particular the deficit target in 2028-2029, and to maintain the budgetary balance at equilibrium in 2029-2030.

- The government could then be required to request a suspension of the application of the Balanced Budget Act to ensure public services continue to be delivered.

The government could intervene to stimulate economic recovery through the implementation of targeted measures. It will study the form that government assistance may take, which could be determined by the source of the economic slowdown. Examples of intervention levers available to the government are:

- assistance to support households and businesses most affected by the economic slowdown;

- temporary supports for businesses to allow them to remain in operation.

❏ Stronger growth scenario

If trade disputes between the United States and Canada were resolved and economic activity in Québec was stronger than forecast under the baseline scenario, improvements would be expected in all years of the financial framework.

- Budget surpluses would be achieved in 2028-2029 and 2029-2030, owing to higher own-source revenue and lower debt service.

- An upward impact on the budgetary balance of just over $1.9 billion per year, on average, would be expected in such a scenario as of 2028-2029.

Under this scenario, it would be possible to eliminate the gap to be bridged currently stated in the financial framework as of 2027-2028.

F.20	Update on Québec’s Economic and Financial Situation

The use of a portion of the contingency reserve would meet the deficit target of $1.5 billion in 2028-2029 and achieve a balanced budget in 2029-2030, after deposits of dedicated revenues in the Generations Fund.

The plan to restore fiscal balance by 2029-2030 would be maintained.

TABLE F.9

Maintaining a balanced budget - Stronger growth scenario (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Adjusted budgetary balance - Stronger growth scenario(1),(2)	−12 302	−8 658	−4 086	383	2 013
Elimination of the gap to be bridged	-	-	−1 000	−2 500	−2 500
Use of the contingency reserve	-	-	1 000	617	487
Budgetary balance with no gap to be bridged and with use of contingency reserve(1),(2)	−12 302	−8 658	−4 086	−1 500	-

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act.
(2) The budgetary balance excludes the financial impacts of any additional measures that may be announced.

Alternative Forecast Scenarios	F.21

4. POTENTIAL IMPACTS ON QUÉBEC'S NET DEBT AND THE GOVERNMENT'S FINANCING PROGRAM

❏ Québec's net debt

Under the baseline scenario in the fall 2025 update, the net debt will stand at $254.5 billion as at March 31, 2026, or 39.7% of GDP. Net debt to GDP is expected to continue increasing until 2027-2028. A gradual reduction is then expected tied to, in part, the improved budgetary situation and deposits of dedicated revenues in the Generations Fund. The net debt reduction targets, corresponding to a maximum limit of 38.0% of GDP by March 31, 2033 and 35.0% of GDP by March 31, 2038, would be met.

Under the recession scenario, net debt to GDP would be 1.7 percentage points higher as at March 31, 2030, bringing it to 41.0%, or $8.3 billion higher than under the baseline scenario.

- The 2032-2033 debt reduction target would not be met, but the 2037-2038 target would be reached.

Under the stronger growth scenario, net debt to GDP would stand at 37.9% as at March 31, 2030, or 1.4 percentage points of GDP lower than under the baseline scenario.

- As under the baseline scenario, the net debt reduction targets would be met.

CHART F.3 Net debt as at March 31 - Baseline and alternative scenarios
(percentage of GDP)

Alternative Forecast Scenarios	F.23

❏ The government's financing program

The government's financing program consists of long-term borrowings contracted during the fiscal year.

- The program is used to, among other things, repay maturing borrowings and meet net financial requirements. The latter include the budgetary deficit as well as the government's capital investments.

Under the baseline scenario, the financing program stands at $24.3 billion in 2025-2026 and $34.1 billion in 2026-2027.

- Under the recession scenario, the financing program would increase by $2.3 billion in 2026-2027, to $36.4 billion.

- Under the stronger growth scenario, the financing program would decline by $0.9 billion in 2026-2027, to $33.2 billion.

CHART F.4 Long-term borrowing outlook - Baseline and alternative scenarios
(billions of dollars)

F.24	Update on Québec’s Economic and Financial Situation